As Filed with the Securities and Exchange Commission on December 21, 2011

Registration Nos.: 333-177070; 811-5961

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4/A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PRE-EFFECTIVE AMENDMENT NO.        (1)

POST-EFFECTIVE AMENDMENT NO.      (  )

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT

COMPANY ACT OF 1940

                           Amendment No.                     (23)

(Check appropriate box or boxes)

VARIABLE ANNUITY-2 SERIES ACCOUNT

(Exact name of Registrant)

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

(formerly known as Canada Life Insurance Company of New York)

(Name of Depositor)

50 Main Street

White Plains, New York 10606

(Address of Depositor’s Principal Executive Offices) (Zip Code)

Depositor’s Telephone Number, including Area Code:

(800) 537-2033

Mitchell T.G. Graye

President and Chief Executive Officer

First Great-West Life & Annuity Insurance Company

50 Main Street

White Plains, New York 10606

(Name and Address of Agent for Service)

Copy to:

Ann B. Furman, Esq.

Jorden Burt LLP

1025 Thomas Jefferson Street, N.W., Suite 400 East

Washington, D.C. 20007-5208

Approximate Date of Proposed Public Offering: Upon the effective date of this Registration Statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of Securities Being Registered: Flexible Premium Variable Deferred Annuity Contracts.

SUBJECT TO COMPLETION

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. \

FIRST GREAT-WEST SMART TRACKSM VARIABLE ANNUITY

An individual flexible premium variable annuity

Issued by

First Great-West Life & Annuity Insurance Company

This Prospectus describes the First Great-West Smart TrackSM variable annuity (the “Contract”) — an individual flexible premium variable annuity contract that allows you to accumulate assets on a tax-deferred basis for retirement or other long-term purposes. First Great-West Life & Annuity Insurance Company (“we,” “us,” or “First Great-West”) issues the Contract to eligible individuals in the state of New York.

When you contribute money to the First Great-West Smart TrackSM variable annuity, you decide how to allocate your money among the various investment options available through Variable Annuity-2 Series Account (“Series Account”). The Series Account consists of two segments: the Investment Segment (relating to the base Contract) and the Income Segment (relating to an optional Guaranteed Lifetime Withdrawal Benefit Rider). We hold the assets for each investment option in a corresponding Sub-Account of the Series Account. Each Sub-Account, in turn, invests in a Portfolio under the Investment Segment or a Covered Fund under the Income Segment.

Investment Segment Portfolios:

Alger Small Cap Growth Portfolio – Class I-2

American Century VP Inflation Protection Class II

American Century VP Mid Cap Value Class II

Columbia Variable Portfolio Small Cap Value Fund - Class 2

Delaware VIP Emerging Markets Series — Service Shares

Delaware VIP REIT Series – Service Shares

Delaware VIP Small Cap Value Series Service

Dreyfus Investment Portfolios Technology Growth Portfolio – Service Shares

Dreyfus Variable Investment Fund Appreciation Portfolio – Service Shares

Dreyfus Variable Investment Fund International Value Portfolio – Service Shares

DWS Capital Growth VIP – Class B

DWS Global Small Cap Growth VIP – Class B

DWS Dreman Small Mid Cap Value VIP – Class B

DWS Large Cap Value VIP – Class B

Invesco VI Core Equity Fund Series II

Invesco VI Global Real Estate Fund Series II

Invesco VI International Growth Fund Series II

Invesco VI Small Cap Equity Fund Series II

Invesco Van Kampen V.I. Growth and Income Fund Series II

Janus Aspen Flexible Bond Portfolio

Janus Aspen Overseas Portfolio

Janus Aspen Perkins Mid Cap Value Portfolio

Lazard Retirement US Small-Mid Cap Equity Portfolio – Service Shares

Maxim Ariel MidCap Value Portfolio (Initial Class)

Maxim Bond Index Portfolio (Initial Class)

Maxim Federated Bond Portfolio (Initial Class)

Maxim International Index Portfolio (Initial Class)

Maxim Index 600 Portfolio (Initial Class)

Maxim Invesco ADR Portfolio (Initial Class)

The date of this Prospectus is [                    ].

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

Maxim Loomis Sayles Bond Portfolio (Initial Class)

Maxim Loomis Sayles Small-Cap Value Portfolio (Initial Class)

Maxim MFS International Growth Portfolio (Initial Class)

Maxim Money Market Portfolio

Maxim Putnam High Yield Bond Portfolio (Initial Class)

Maxim S&P 500 Index Portfolio (Initial Class)

Maxim S&P Midcap 400® Index Portfolio (Initial Class)

Maxim Short Duration Bond Portfolio (Initial Class)

Maxim Stock Index Portfolio (Initial Class)

Maxim Templeton Global Bond Portfolio (Initial Class)

Maxim T. Rowe Price MidCap Growth Portfolio (Initial Class)

Maxim U.S. Government Mortgage Securities Portfolio (Initial Class)

Maxim Aggressive Profile I Portfolio (Initial Class)

Maxim Moderately Aggressive Profile I Portfolio (Initial Class)

Maxim Moderate Profile I Portfolio (Initial Class)

Maxim Moderately Conservative Profile I Portfolio (Initial Class)

Maxim Conservative Profile I Portfolio (Initial Class)

Maxim Lifetime 2015 Portfolio II (Class T)

Maxim Lifetime 2025 Portfolio II (Class T)

Maxim Lifetime 2035 Portfolio II (Class T)

Maxim Lifetime 2045 Portfolio II (Class T)

Maxim Lifetime 2055 Portfolio II (Class T)

Neuberger Berman AMT Social Responsive Portfolio – Class S

PIMCO VIT Commodity RealReturnStrategy® Portfolio – Advisor Class

PIMCO VIT Low Duration Portfolio – Institutional Class

PIMCO VIT Real Return Portfolio – Advisor Class

PIMCO VIT Total Return Portfolio – Advisor Class

Putnam VT American Government Inc Fund (Class IB)

Putnam VT Capital Opportunities Fund (Class IB)

Putnam VT International Growth Fund (Class IB)

Putnam VT Voyager Fund (Class IB)

T. Rowe Price VIP Health Sciences Portfolio Class II

The Universal Institutional Funds Mid Cap Growth Portfolio Class II

Van Eck VIP Global Hard Assets Fund (Class S)

Income Segment Covered Fund(s) (for Contracts with the Guaranteed Lifetime Withdrawal Benefit Rider):

Maxim SecureFoundationSM Balanced Portfolio – Class L

This Prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made. No dealer, salesperson or other person is authorized to give any information or make any representations in connection with the Contracts other than those contained in this Prospectus, and, if given or made, such other information or representations must not be relied on.

This Contract is not available in all states.

This Prospectus provides important information about the Series Account and investment options that you should know before purchasing the First Great-West Smart TrackSM variable annuity, including a description of the material rights and obligations under the Contract. Your Contract, riders and any endorsements are the formal contractual agreement between you and us. It is important that you read the Contract, riders and endorsements, which reflect the agreement between you and First Great-West. Please read this Prospectus carefully and keep it on file for future reference. You can find more detailed information pertaining to the Series Account in the Statement of Additional Information (“SAI”) dated [                    ] (as may be amended from time to time), which has been filed with the Securities and Exchange Commission (the “SEC”). The SAI is incorporated by reference into this Prospectus as a matter of law, which means it is legally a part of this Prospectus. The SAI’s table of contents may be found on the last page of this Prospectus. You may obtain a copy of the SAI without charge by contacting the Annuity Service Center at the address or phone number listed on page XX of this Prospectus. Or, you can obtain it by visiting the SEC’s web site at http://www.sec.gov. This web site also contains material incorporated by reference and other information about the Series Account that has been filed electronically with the SEC.

The Contracts are not deposits or obligations of, or insured, guaranteed or endorsed by, any bank, the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. The Contracts involve certain investment risks, including possible loss of principal.

For account information, please contact:

Retirement Operations Resource Center

P.O. Box 173920

Denver, CO 80217-3920

1-877-723-8723

This Prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made. No dealer, salesperson or other person is authorized to give any information or make any representations in connection with the Contracts other than those contained in this Prospectus, and, if given or made, such other information or representations must not be relied on.

This Contract is not available in all states.

Definitions

1035 Exchange—A provision of the Code that allows for the tax-free exchange of certain types of insurance contracts.

10 Year Treasury Yield (10YR) – The U.S. Treasury 10-Year Yield as of the end of the last Business Day of the previous week as reported by the United States Department of Treasury.

Accumulation Period—The time period between the Effective Date and the earlier of the Payout Election Date or the Annuity Commencement Date. During this period, you are contributing to the annuity.

Accumulation Unit – an accounting measure used to determine the Annuity Account Value before the date annuity payouts commence.

Alternate Payee – Any Spouse or former Spouse of an Owner who is recognized by a Decree as having a right to receive all or a portion of the benefit payable under the Contract with respect to such Owner.

Annuitant— The person named in the application upon whose life the payout of an annuity is based and who will receive annuity payouts. The Annuitant must be the Owner. If a Contingent Annuitant is named, the Annuitant will be considered the “Primary Annuitant.”

Annuity Account— An account established by us in your name that reflects all account activity under your Contract in both the Investment Segment and the Income Segment.

First Great-West Smart TrackSM Variable Annuity Structure

Your Total Annuity Account can be made up of both the Investment Segment and the Income Segment

Annuity Account Value—The sum of the value of each Sub-Account you have selected in both the Investment Segment and Income Segment. The Annuity Account Value is credited with a return based upon the investment experience of the Sub-Account(s) selected by you and will increased and decrease accordingly.

Annuity Commencement Date— The date annuity payouts begin, which is either the Payout Election Date or the Annuitant’s 90th birthday if no Payout Election Date has been established. The Annuity Commencement Date may be changed by the Owner prior to the Annuity Commencement Date or it may be changed by the Beneficiary upon death of an Owner only if the Beneficiary is the Owner’s surviving Spouse and elects to continue the Contract.

Annuity Payout Period—The period beginning on the Annuity Commencement Date and continuing until all annuity payouts have been made under the Contract. During this period, the Annuitant receives payouts from the annuity.

Annuity Unit—An accounting measure we use to determine the amount of any variable annuity payout after the first annuity payout is made.

Automatic Bank Draft Plan—A feature that allows you to make automatic periodic Contributions. Contributions will be withdrawn from an account you specify and automatically credited to your Annuity Account.

Beneficiary—The person(s) designated by the Owner to receive any Death Benefit under the terms of the Contract. If the surviving Spouse of an Owner is the surviving Joint Owner, the surviving Spouse will be deemed to be the Beneficiary upon such Owner’s death and may take the death benefit or elect to continue this Contract in force.

Benefit Base – The amount that is multiplied by the Guaranteed Annual Withdrawal Percentage to calculate the Guaranteed Annual Withdrawal. The Benefit Base increases dollar-for-dollar upon any Income Segment Contribution and is reduced proportionately for any Excess Withdrawal. The Benefit Base can also increase with positive Covered Fund performance on the Ratchet Date and may also be adjusted on the Ratchet Date. Each Covered Fund will have its own Benefit Base.

Business Day – Any day, and during the hours, on which the New York Stock Exchange is open for trading. In the event that a date falls on a non-Business Day, the following Business Day will be used unless otherwise stated in the Prospectus.

Code – The Internal Revenue Code of 1986, as amended, and all related laws and regulations which are currently in effect.

Contingent Annuitant—The person you may name in the application who becomes the Annuitant when the Primary Annuitant dies. The Contingent Annuitant must be designated before the death of the Primary Annuitant and before annuity payouts have begun.

Contingent Beneficiary—The person you may designate to become the Beneficiary when the primary Beneficiary dies.

Contributions—The amount of money you invest or deposit into your annuity.

Covered Fund – Interests in Sub-Account(s) designated for the Income Segment.

•	Maxim SecureFoundationSM Balanced Portfolio – Class L

•	Any other Portfolio approved by First Great-West for the GLWB

Covered Fund Value– The aggregate market value of each Covered Fund.

Covered Person(s) – For purposes of the GLWB Rider, the person(s) whose age determines the Guaranteed Annual Withdrawal Percentage and on whose life the Guaranteed Annual Withdrawal Amount will be based. If there are two Covered Persons, the Guaranteed Annual Withdrawal Percentage will be based on the age of the younger life and the Installments will continue until the death of the second life. The Covered Person(s) must be a natural person and the Owner. A Joint Covered Person must be the Owner’s Spouse and (i) a Joint Owner (if permitted); or (ii) the 100% primary beneficiary under the Contract.

Death Benefit—The amount payable to the Beneficiary when the Owner or the Annuitant dies.

Decree – A divorce or separation instrument, as defined in Section 71(b)(2) of the Code, that creates or recognizes the existence of an Alternate Payee’s right to, or assigns to an Alternate Payee the right to receive all or a portion of the benefits payable with respect to an Owner that is accepted and approved by First Great-West, except as otherwise agreed.

Distributions – Amounts paid from a Covered Fund, including but not limited to partial and systematic withdrawals.

Effective Date—The date on which the first Contribution is credited to your Annuity Account.

Excess Withdrawal – An amount either distributed or transferred from the Covered Fund(s) during the GLWB Accumulation Phase or any amount combined with all other amounts that exceed the annual GAW during the GAW Phase that reduces your Benefit Base.

Guarantee Benefit Fee – The fee associated with the Income Segment and GLWB Rider.

Guaranteed Annual Withdrawal (GAW) – The annualized withdrawal amount that is guaranteed for the lifetime of the Covered Person(s).

Guaranteed Annual Withdrawal Percentage (GAW%) –The percentage of the Benefit Base that determines the amount of the GAW.

Guaranteed Annual Withdrawal (GAW) Phase – The period of time between the Initial Installment Date and the first day of the GLWB Settlement Phase. The GAW Phase begins when you elect to begin taking GAW payments.

Guaranteed Lifetime Withdrawal Benefit (GLWB) – A payment option offered by the GLWB Rider that pays Installments during the life of the Covered Person(s). The Covered Person(s) will receive periodic payments in either monthly, quarterly, semiannual, or annual Installments that it total over a 12-month period equal the GAW.

GLWB Accumulation Phase – The period of time between the GLWB Rider Election Date and the Initial Installment Date.

GLWB Rider - The Guaranteed Lifetime Withdrawal Benefit GLWB Rider issued to the Owner which specifies the benefits, rights, privileges, and obligations of the Owner and First Great-West in the Income Segment.

GLWB Rider Contributions – Owner directed amounts received and allocated to the Owner’s Covered Fund(s) in the Income Segment, including but not limited to Transfers from other assets in the Contract. If this Contract is a Qualified Annuity Contract, GLWB Rider Contributions may also include rollovers as defined under Section 402(c), 403(b)(8), 408(d)(3) and 457(e)(16) of the Code. Reinvested dividends, capital gains, and settlements arising from the Covered Fund(s) will not be considered GLWB Rider Contributions for the purpose of calculating the Benefit Base but will affect the Covered Fund Value.

GLWB Rider Election Date –The Business Day on which the Owner or Beneficiary elects the GLWB option in the GLWB Rider by allocating Contributions to the Covered Fund(s).

GLWB Settlement Phase –The period when the Covered Fund Value has reduced to zero, but the Benefit Base is still positive during which Installments will continue to be paid.

Income Segment – Assets allocated to the Sub-Account associated with the optional GLWB Rider attached to the Contract.

Income Segment Account Value - The sum of the values of the Sub-Accounts in the Income Segment credited to the Owner under the Annuity Account.

Investment Segment – Assets allocated to the Sub-Account not associated with the optional GLWB Rider attached to the Contract.

Investment Segment Account Value - The sum of the values of the Sub-Accounts in the Investment Segment credited to the Owner under the Annuity Account. The Investment Segment Account Value is credited with a return based upon the investment experience of the Investment option(s) selected by the Owner and will increase or decrease accordingly.

Initial Calculation – The calculation used to determine the

GAW% on the Initial Installment Date.

Initial Installment Date –The date of the first Installment under the GLWB, which must be a Business Day.

Installments – Periodic payments of the GAW.

Interest Rate Reset– During the GAW Phase, an increase in the current GAW if the calculation results in a greater GAW than the current GAW on the Ratchet Date.

Joint Withdrawal Adjustment – The GAW% multiplied by 0.90, if there are two Covered Persons.

Non-Qualified Annuity Contract - an annuity Contract which is not intended to satisfy the requirements of Section 408(b) of the Code. This Contract may be issued as a Non-Qualified Annuity Contract.

Owner (Joint Owner) or You—The person(s) named in the application who is entitled to exercise all rights and privileges under the Contract, while the Annuitant is living. The Joint Owner must be the Spouse of the Owner as of the date the Contract is issued. The Annuitant will be the Owner unless otherwise indicated in the application. If the Contract is intended to be held as a Qualified Annuity Contract, the Owner must be the Annuitant and a Joint Owner is not permitted.

Qualified Annuity Contract – An annuity contract that is intended to qualify under Section 408(b) of the Code. This Contract may be issued as a Qualified Annuity Contract.

Payout Election Date—The date on which annuity payouts or periodic withdrawals begin from the Investment Segment.

Portfolio—A registered management investment company, or Portfolio thereof, in which the assets of the Series Account may be invested.

Premium Tax—A tax charged by a state or other governmental authority that might be assessed at the time you make a Contribution, make withdrawals, or when annuity payments begin. Premium Tax rate in New York for annuities is 0% given the total mix of First Great-West’s business in New York.

Ratchet – An increase in the Benefit Base if the Covered Fund Value exceeds the current Benefit Base on the Ratchet Date.

Ratchet Date – During the GLWB Accumulation Phase, the Ratchet Date is the anniversary of the Owner’s GLWB Rider Election Date and each anniversary thereafter. During the GAW Phase, the Ratchet Date is the Initial Installment Date and each anniversary thereafter. An Interest Rate Reset may also occur on the Ratchet Date during the GAW Phase. If any anniversary is a non-Business Day, the Ratchet Date shall be the preceding Business Day for that year.

Request—Any written, telephoned, electronic or computerized instruction in a form satisfactory to First Great-West received by the Retirement Operations Resource Center from you, your designee (as specified in a form acceptable to First Great-West) or the Beneficiary (as applicable) as required by any provision of the Contract. The Request is subject to any action taken or payment made by First Great-West before it is processed. A written Request shall be deemed to include electronic mail transmissions only if such transmissions include pdf or other facsimile transmissions clearly reproducing the manual signature.

Series Account—Variable Annuity-2 Series Account, the segregated asset account established by First Great-West under New York law and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”). The Series Account is also referred to as the separate account.

Spouse – A person legally married to another person under applicable federal law. The Federal Defense of Marriage Act does not recognize civil unions or same-sex marriages that may be allowed under state law.

Sub-Account—A division of the Series Account containing the shares of a Portfolio. There is a Sub-Account for each Portfolio. A Sub-Account may be also referred to as an “investment option” in the Prospectus, SAI, or Series Account financial statements.

Surrender Value —Your Annuity Account Value on the Transaction Date of the surrender, less Premium Tax, if any.

Transaction Date—The date on which any Contribution or Request from you will be processed. Contributions and Requests received after the close of regular trading on the New York Stock Exchange (generally 4:00 p.m. ET) will be deemed to have been received on the next Business Day. Requests will be processed and the Annuity Account Value will be determined on each day that the New York Stock Exchange is open for trading.

Transfer—Moving amounts from and among the Sub-Account(s).

Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between investment options. State Premium Taxes may also be deducted.

Owner Transaction Expenses
Sales Load Imposed on Purchases	None
Deferred Sales Load	None
Surrender Fees	None
Transfer Charge	None

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Portfolio fees and expenses.

Annual Contract Fee	None

Series Account Annual Expenses (as a percentage of average account value)
Mortality and Expense Risk Charges (based on Death Benefit Option selected)
Option 1: Return of Annuity Account Value	0.25%
Option 2: Guaranteed Minimum Death Benefit	0.45%
Maximum Total Series Account Annual Expenses (with the most expensive death benefit option and no optional GLWB Rider selected) as a percentage of average account value	0.45%

Optional GLWB Rider Fees Optional Guaranteed Lifetime Withdrawal Benefit Rider (with charges assessed quarterly, as a percentage of the current Covered Fund Value)
Guarantee Benefit Fee (maximum)	1.50%
Guarantee Benefit Fee (current)	1.00%

Maximum Total Series Account Annual Expenses (with the most expensive Death Benefit and GLWB Rider selected) as a percentage of average account value.	1.95%
Current Total Series Account Annual Expenses (with the most expensive Death Benefit and GLWB Rider Selected) as a percentage of average account value.	1.45%

The next item shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Contract. More detail concerning each Portfolio’s fees and expenses is contained in the prospectus for each Portfolio.

Total Annual Portfolio Operating Expenses	Minimum	Maximum
(Expenses that are deducted from Portfolio assets, including management fees, distribution [and/or service] (12b-1) fees, and other expenses)[3]	0.46	1.70[4]

THE ABOVE EXPENSES FOR THE PORTFOLIOS WERE PROVIDED BY THE PORTFOLIOS. WE HAVE NOT INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.

Example

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Owner transaction expenses, contract fees, Series Account annual expenses, and Portfolio fees and expenses.

The Example below assumes that you invest $10,000 in the Investment Segment of the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum Mortality and Expense Risk Charge and the maximum fees and expenses of any of the Portfolios in the Investment Segment. In addition, this Example assumes no premium taxes were deducted. If these arrangements were considered, the expenses shown would be higher. This Example also does not take into consideration any fee waiver or expense reimbursement arrangements of the Portfolios. If these arrangements were taken into consideration, the expenses shown would be lower.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years

$215.00	$696.65	$1,254.24	$3,044.22

(2) If you annuitize at the end of the applicable time period:

1 year	3 years	5 years	10 years

$215.00	$696.65	$1,254.24	$3,044.22

(3) If you do not surrender your Contract:

1 year	3 years	5 years	10 years

$215.00	$696.65	$1,254.24	$3,044.22

3 Eleven of the Portfolios (the Maxim Profile Portfolios and the Maxim Lifetime Asset Allocation Portfolios) and one Covered Fund (Maxim SecureFoundation Balanced Portfolio) are “fund of funds” that invest substantially all of their assets in shares of other Maxim Series Fund Portfolios, portfolios in the same group of investment companies as the Maxim Series Fund and portfolios of unaffiliated investment companies (the “Underlying Portfolios”). Because of this, the Maxim Profile Portfolios,, Maxim Lifetime Asset Allocation Portfolios, and Maxim SecureFoundation Balanced Portfolio also bear their pro rata share of the operating expenses of the Underlying Portfolios. The above minimum and maximum expenses include fees and expenses incurred indirectly by the Maxim Profile Portfolios, the Maxim Lifetime Asset Allocation Portfolios, and Maxim SecureFoundation Balanced Portfolio as a result of their investment in shares of one or more Underlying Portfolios.

4 The expenses shown are based, in part, on estimated amounts for the current fiscal year, and do not reflect any fee waiver or expense reimbursement. The advisers and/or other service providers of certain Portfolios have agreed to reduce their fees and/or reimburse the Portfolios’ expenses in order to keep the Portfolios’ expenses below specified limits. The expenses of certain Portfolios are reduced by contractual fee reduction and expense reimbursement arrangements. Other Portfolios have voluntary fee reduction and/or expense reimbursement arrangements that may be terminated at any time. Each fee reduction and/or expense reimbursement arrangement is not reflected above, but is described in the relevant Portfolio’s prospectus.

The Example below assumes that you invest $10,000 in the Income Segment of the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum Mortality and Expense Risk Charge, current GLWB Rider fee and the maximum fees and expenses of any of the Portfolios in the Income Segment. In addition, this Example assumes no premium taxes were deducted. If these arrangements were considered, the expenses shown would be higher. This Example also does not take into consideration any fee waiver or expense reimbursement arrangements of the Portfolios. If these arrangements were taken into consideration, the expenses shown would be lower.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years

$288.00	$926.67	$1,656.91	$3,954.83

(2) If you annuitize at the end of the applicable time period:

1 year	3 years	5 years	10 years

$288.00	$926.67	$1,656.91	$3,954.83

(3) If you do not surrender your Contract:

1 year	3 years	5 years	10 years

$288.00	$926.67	$1,656.91	$3,954.83

The Example below assumes that you invest $10,000 in the Income Segment of the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum Mortality and Expense Risk Charge, maximum GLWB Rider fee and the maximum fees and expenses of any of the Portfolios in the Income Segment. In addition, this Example assumes no premium taxes were deducted. If these arrangements were considered, the expenses shown would be higher. This Example also does not take into consideration any fee waiver or expense reimbursement arrangements of the Portfolios. If these arrangements were taken into consideration, the expenses shown would be lower.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years

$238.00	$769.48	$1,382.35	$3,337.45

(2) If you annuitize at the end of the applicable time period:

1 year	3 years	5 years	10 years

$238.00	$769.48	$1,382.35	$3,337.45

(3) If you do not surrender your Contract:

1 year	3 years	5 years	10 years

$238.00	$769.48	$1,382.35	$3,337.45

These Examples do not show the effect of premium taxes. Premium taxes, if any, are deducted from Contract Value upon full surrender, death, or annuitization. This Example also does not include any of the taxes or penalties you may be required to pay if you surrender your Contract.

The fee tables and example should not be considered a representation of past or future expenses and charges of the Sub-accounts. Your actual expenses may be greater or less than those shown. Similarly, the 5% annual rate of return assumed in the example is not an estimate or a guarantee of future investment performance. See “Charges and Deductions” in this Prospectus.

Condensed Financial Information

Because the Contracts are new, we have no condensed Sub-Account financial information to report. In the future we will provide a table that shows selected information concerning accumulation units for each Sub-Account. An accumulation unit is the unit of measure that we use to calculate the value of your interest in a Sub-Account.

Summary

The First Great-West Smart TrackSM variable annuity allows you to accumulate assets on a tax-deferred basis by investing in a variety of variable investment options (the Sub-Accounts). The performance of your Annuity Account Value will vary with the investment performance of the Portfolios corresponding to the Sub-Accounts you select. You bear the entire investment risk for all amounts invested in them. Depending on the performance of the Sub-Accounts you select, your Annuity Account Value could be less than the total amount of your Contributions.

How to contact the Retirement Operations Resource Center

Retirement Operations Resource Center

P.O. Box 173920

Denver, CO 80217-3920

1-877-723-8723

How to Invest

You may purchase the First Great-West Smart TrackSM variable annuity through a 1035 Exchange of another insurance contract.

We refer to amounts you invest in the Contract as “Contributions.” The minimum initial Contribution is $10,000. Additional Contributions can be made at any time before you begin receiving annuity payments or taking periodic withdrawals.

The minimum subsequent Contribution is $500 (or $100 if investing via an Automatic Bank Draft Plan). However, total Contributions may not exceed $1,000,000 without prior approval from First Great-West. We reserve the right to lower the minimum Contribution or accept larger maximum total Contributions.

Sales and Surrender Charges.

There are no sales, redemption, surrender, or withdrawal charges under the First Great-West Smart TrackSM variable annuity.

Right of Cancellation Period

After you receive your Contract, you can look it over for 10 days during which time you may cancel your Contract as described in more detail in this Prospectus. The money you contribute to the Contract will be invested at your direction, except that in some states during your Right of Cancellation Period your payment will be allocated to the Maxim Money Market Sub-Account. If you purchase the Contract as a replacement of an existing life insurance or annuity contract, your Right of Cancellation Period will be extended to 60 days.

Payout Options

The First Great-West Smart TrackSM variable annuity offers three payout options - (1) periodic withdrawals, (2) variable annuity payouts; or (3) a single, lump-sum payment.

Prior to the Annuity Commencement Date, you can withdraw all or a part of your Annuity Account Value. There are no surrender or withdrawal charges. Certain withdrawals will normally be subject to federal income tax and may also be subject to a federal penalty tax. You may also pay a Premium Tax upon a withdrawal.

If the Annuitant dies before the Annuity Commencement Date, we will pay the Death Benefit to your Beneficiary. If the Owner dies before the entire value of the Contract is distributed, the remaining value will be distributed according to the rules outlined in the “Death Benefit” section on page 28.

The amount distributed to your Beneficiary will depend on the Death Benefit option you select. We offer two Death Benefit options. For Option 1, the Owner, Annuitant, and Contingent Annuitant each must be age 85 or younger at the time the Contract is issued. Option 1 provides for the payment of your Annuity Account Value minus any Premium Tax. For Option 2, the Owner, Annuitant, and Contingent Annuitant each must be age 80 or younger at the time the Contract is issued. Option 2 provides for the payment of the greater of (1) your Annuity Account Value, minus any Premium Tax or (2) the sum of all Contributions, minus any Proportional Withdrawals you have made and minus any Premium Tax. If you select Death Benefit Option 1, your Mortality and Expense Risk Charge will be 0.25%. If you choose Death Benefit option 2, this charge will be 0.45%.

This summary highlights some of the more significant aspects of the First Great-West Smart TrackSM variable annuity. You’ll find more detailed information about these topics throughout the Prospectus and in your Contract. Please keep them both for future reference

First Great-West Life & Annuity Insurance Company

First Great-West (formerly known as Canada Life Insurance Company of New York (“CLNY”)) is a stock life insurance company incorporated under the laws of the State of New York on June 7, 1971. We operate in two business segments: (1) employee benefits (life, health, and 401(k) products for group clients); and (2) financial services (savings products for both public and non-profit employers and individuals, and life insurance products for individuals and businesses). We are licensed to do business in New York and our Home Office is located at 50 Main Street, White Plains, New York 10606.

We are a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company (“Great-West”), a life insurance company domiciled in Colorado. Great-West is a wholly-owned subsidiary of GWL&A Financial Inc. (“GWL&A Financial”), a Delaware holding company. GWL&A Financial is an indirect wholly-owned subsidiary of Great-West Lifeco, Inc. (“Lifeco”), a Canadian holding company. Lifeco is a subsidiary of Power Financial Corporation (“Power Financial”), a Canadian holding company with substantial interests in the financial services industry. Power Financial is a subsidiary of Power Corporation of Canada (“Power Corporation”), a Canadian holding and management company. Mr. Paul Desmarais, through a group of private holding companies that he controls, has voting control of Power Corporation.

Effective December 31, 2005, First Great-West Life & Annuity Insurance Company, a stock life insurance company incorporated under the laws of the State of New York on April 9, 1996, was merged with and into CLNY. Upon the merger, CLNY became the surviving entity under New York corporate law and was renamed to First Great-West Life & Annuity Insurance Company. As the surviving corporation in the merger, CLNY assumed legal ownership of all of the assets of First Great-West, including the Series Account, and it became directly liable for First Great-West’s liabilities and obligations, including those with respect to other variable annuity contracts supported by the Series Account.

The Series Account

The Series Account was established in accordance with New York law on September 23, 1989.

The Series Account is registered with the SEC under the 1940 Act as a unit investment trust. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment practices or policies of the Series Account.

We own the assets of the Series Account. The income, gains or losses, realized or unrealized, from assets allocated to the Series Account are credited to or charged against the Series Account without regard to our other income, gains or losses.

We will at all times maintain assets in the Series Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all Contracts and other of our variable insurance products participating in the Series Account. Those assets may not be charged with our liabilities from our other businesses. Our obligations under the Contracts and other products are, however, our general corporate obligations.

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including Series Account assets that are treated as company assets under applicable income tax law. These benefits, which reduce our overall corporate income tax liability, may include dividends received deductions and foreign tax credits which can be material. We do not pass these benefits through to the Series Account or our other separate accounts, principally because: (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the Series Account receives; and (ii) under applicable income tax law, Owners are not the owners of the assets generating the benefits.

The Series Account is divided into several Sub-Accounts. Each Sub-Account invests exclusively in shares of a corresponding investment portfolio of a registered investment company (commonly known as a mutual fund). We may in the future add new or delete existing Sub-Accounts. The income, gains or losses, realized or unrealized, from assets allocated to each Sub-Account are credited to or charged against that Sub-Account without regard to the other income, gains or losses of the other Sub-Accounts. All amounts allocated to a Sub-Account will be fully invested in Portfolio shares.

We hold the assets of the Series Account. We keep those assets physically segregated and held separate and apart from our general account assets. We maintain records of all purchases and redemptions of shares of the Portfolios.

The Portfolios

The Contract offers a number of investment options, corresponding to the Sub-Accounts. Each Sub-Account invests in a single Portfolio. Each Portfolio is a separate mutual fund registered under the 1940 Act. More comprehensive information, including a discussion of potential risks, is found in the current prospectuses for the Portfolios (the “Portfolio Prospectuses”). The Portfolio Prospectuses should be read in connection with this Prospectus. You may obtain a copy of the Portfolio Prospectuses without charge by Request. If you received a summary prospectus for a Portfolio, please follow the directions on the first page of the summary prospectus to obtain a copy of the Portfolio Prospectus.

Each Portfolio:

•	holds its assets separately from the assets of the other Portfolios,
•	has its own distinct investment objectives and policies, and
•	operates as a separate investment fund.

The income, gains and losses of one Portfolio generally have no effect on the investment performance of any other Portfolio.

The Portfolios are not available to the general public directly. The Portfolios are only available as investment options in variable annuity contracts or variable life insurance policies issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans.

Some of the Portfolios have been established by investment advisers, which manage publicly available mutual funds having similar names and investment objectives. While some of the Portfolios may be similar to, and may in fact be modeled after publicly available mutual funds, you should understand that the Portfolios are not otherwise directly related to any publicly available mutual fund. Consequently, the investment performance of publicly available mutual funds and any corresponding Portfolios may differ. The investment objectives of the Portfolios available under the Investment Segment are briefly described below followed by the investment objective of the Covered Fund available under the Income Segment:

The Alger Portfolios, Inc.—advised by Fred Alger Management, Inc. of New York City, New York.

Alger Small Cap Growth Portfolio – Class I-2 seeks long term capital appreciation.

American Century Variable Portfolios, Inc.—advised by American Century® Investment Management, Inc. of Kansas City, Missouri, advisers to the American Century family of mutual funds.

American Century VP Inflation Protection Class II seeks long-term total return using a strategy that seeks to protect against U.S. inflation.

American Century VP Mid Cap Value Class II seeks long-term capital growth. Income is a secondary objective.

Columbia Funds—advised by Columbia Management Investment Advisors, LLC of Boston, Massachusetts.

Columbia Variable Portfolio Small Cap Value Fund—Class 2 seeks long term capital appreciation.

Delaware VIP Trust—The Series is managed by Delaware Management Company of Philadelphia Pennsylvania.

Delaware VIP Emerging Markets Series — Service Shares seeks long term capital appreciation.

Delaware VIP REIT Series – Service Shares seeks maximum long-term total return, with capital appreciation as a secondary objective.

Delaware VIP Small Cap Value Series Service shares seeks capital appreciation.

Dreyfus Investment Portfolios—advised by The Dreyfus Corporation of New York, New York.

Dreyfus Investment Portfolios Technology Growth Portfolio – Service Shares seeks capital appreciation.

Dreyfus Variable Investment Fund—advised by The Dreyfus Corporation of New York, New York.

Dreyfus Variable Investment Fund Appreciation Portfolio – Service Shares seeks long-term capital growth consistent with the preservation of capital. Its secondary goal is current income.

Dreyfus Variable Investment Fund International Value Portfolio – Service Shares seeks long term capital growth.

DWS Variable Series I—advised by Deutsche Investment Management Americas, Inc. of New York, New York.

DWS Capital Growth VIP – Class B seeks to provide long-term growth of capital.

DWS Global Small Cap Growth VIP – Class B seeks above-average capital appreciation over the long term.

DWS Variable Series II—advised by Deutsche Investment Management Americas, Inc. of New York, New York.

DWS Dreman Small Mid Cap Value VIP – Class B seeks long-term capital appreciation.

DWS Large Cap Value VIP – Class B seeks to achieve a high rate of total return.

Invesco Variable Insurance Funds—advised by Invesco Advisers, Inc., Houston, Texas, and sub-advised by advisory entities affiliated with Invesco Advisors, Inc.

Invesco VI Core Equity Fund Series II seeks long-term growth of capital.

Invesco VI Global Real Estate Fund Series II seeks total return through growth of capital and current income.

Invesco VI International Growth Fund Series II seeks long-term growth of capital.

Invesco VI Small Cap Equity Fund Series II seeks long-term growth of capital.

Invesco Van Kampen V.I. Growth and Income Fund Series II seeks long-term growth of capital and income.

Janus Aspen Series—advised by Janus Capital Management LLC of Denver, Colorado.

Janus Aspen Balanced Portfolio seeks long-term capital growth, consistent with preservation of capital and balanced by current income.

Janus Aspen Flexible Bond Portfolio seeks to obtain maximum total return, consistent with preservation of capital.

Janus Aspen Overseas Portfolio seeks long-term growth of capital.

Janus Aspen Perkins Mid Cap Value Portfolio seeks capital appreciation.

Lazard Retirement Series – advised by Lazard Asset Management, LLC of New York, New York.

Lazard Retirement US Small-Mid Cap Equity Portfolio – Service Shares seeks long-term capital appreciation.

Maxim Series Fund—advised by GW Capital Management, LLC, doing business as Maxim Capital Management, LLC of Greenwood Village, Colorado.

Maxim Ariel MidCap Value Portfolio (Initial Class) seeks long-term capital appreciation.

Maxim Bond Index Portfolio (Initial Class) seeks investment results, before fees, that track the total return of the fixed income securities that comprise the Barclays Capital Aggregate Bond Index.

Maxim Federated Bond Portfolio (Initial Class) seeks to provide total return, consisting of two components: (1) changes in the market value of its portfolio holdings (both realized and unrealized appreciation); and (2) income received from its portfolio holdings.

Maxim Index 600 Portfolio (Initial Class) seeks investment results, before fees, that track the total return of the common stocks that comprise the following Benchmark Index: Standard’s & Poor’s SmallCap 600® Stock Index.

Maxim International Index Portfolio (Initial Class) seeks investment results, before fees and expenses, that track the total return of the common stocks that comprise the MSCI EAFE (Europe, Australasia, Far East) Index.

Maxim Invesco ADR Portfolio (Initial Class) seeks high total return through capital appreciation and current income while reducing risk through diversification.

Maxim Loomis Sayles Bond Portfolio (Initial Class) seeks high total investment return through a combination of current income and capital appreciation.

Maxim Loomis Sayles Small-Cap Value Portfolio (Initial Class) seeks long-term capital growth.

Maxim MFS International Growth Portfolio (Initial Class) seeks long-term growth of capital.

Maxim Money Market Portfolio seeks as high a level of current income as is consistent with the preservation of capital and liquidity. Investment in the Maxim Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in this Portfolio.

Maxim Putnam High Yield Bond Portfolio (Initial Class) seeks to obtain high current income with capital appreciation as a secondary objective when consistent with the primary objective.

Maxim S&P 500 Index Portfolio (Initial Class) seeks investment results that track the total return of the common stocks that comprise the Standard & Poor’s 500® Index.

Maxim S&P Midcap 400® Index Portfolio (Initial Class) seeks investment results, before fees and expenses, that track the total return of the common stocks that comprise the Standard & Poor’s MidCap 400® Index.

Maxim Short Duration Bond Portfolio (Initial Class) seeks maximum total return that is consistent with preservation of capital and liquidity.

Maxim Stock Index Portfolio (Initial Class) seeks investment results, before fees, that track the total return of the common stocks that comprise the following Benchmark Indexes: Standard & Poor’s (S&P) 500 Composite Stock Price Index and the S&P MidCap 400® Index, weighted according to their respective pro-rata share of the market5.

Maxim Templeton Global Bond Portfolio (Initial Class) seeks current income with capital appreciation and growth of income.

Maxim T. Rowe Price MidCap Growth Portfolio (Initial Class) seeks long-term capital appreciation.

Maxim U.S. Government Mortgage Securities Portfolio (Initial Class) seeks the highest level of return consistent with preservation of capital and substantial credit protection.

Maxim Profile Portfolios

Each of the following five Profile Portfolios seeks to provide an asset allocation program designed to meet certain investment goals based on an investor’s risk tolerance, investment horizon and personal objectives.

Maxim Aggressive Profile I Portfolio (Initial Class) seeks long-term capital appreciation.

Maxim Moderately Aggressive Profile I Portfolio (Initial Class) seeks long-term capital appreciation.

Maxim Moderate Profile I Portfolio (Initial Class) seeks long-term capital appreciation.

Maxim Moderately Conservative Profile I Portfolio (Initial Class) seeks capital appreciation.

Maxim Conservative Profile I Portfolio (Initial Class) seeks capital preservation.

Maxim Lifetime Asset Allocation Portfolios

Maxim Lifetime 2015 Portfolio II (Class T) seeks capital appreciation and income consistent with its current asset allocation.

Maxim Lifetime 2025 Portfolio II (Class T) seeks capital appreciation and income consistent with its current asset allocation.

Maxim Lifetime 2035 Portfolio II (Class T) seeks capital appreciation and income consistent with its current asset allocation.

Maxim Lifetime 2045 Portfolio II (Class T) seeks capital appreciation and income consistent with its current asset allocation.

Maxim Lifetime 2055 Portfolio II (Class T) seeks capital appreciation and income consistent with its current asset allocation.

Neuberger Berman Advisers Management Trust—advised by Neuberger Berman Management LLC of New York, New York.

Neuberger Berman AMT Social Responsive Portfolio – Class S seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund’s financial criteria and social policy.

PIMCO Variable Insurance Trust—advised by Pacific Investment Management Company, LLC of Newport Beach, California.

5 Standard & Poor’s, S&P 500 Composite Index, S&P MidCap 400 Index, S&P Small-Cap 600 Stock Index, S&P/BARRA Value Index and S&P/BARRA Growth Index are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Maxim Series Fund, Inc. and Great-West Life & Annuity Insurance Company. The Portfolios that track those indices are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of using any index.

PIMCO VIT CommodityRealReturn® Strategy Portfolio – Advisor Class seeks maximum real return, consistent with preservation of real capital and prudent investment management.

PIMCO VIT Low Duration Portfolio – Institutional Class seeks maximum total return, consistent with preservation of capital and prudent investment management.

PIMCO VIT Real Return Portfolio – Advisor Class seeks maximum real return consistent with prudent investment management.

PIMCO VIT Total Return Portfolio – Advisor Class seeks maximum total return, consistent with preservation of capital and prudent investment management.

Putnam Variable Trust—advised by Putnam Investments, LLC of Boston, Massachusetts.

Putnam VT American Government Inc Fund (Class IB) seeks high current income with preservation of capital as its secondary objective.

Putnam VT Capital Opportunities Fund (Class IB) seeks long-term growth of capital.

Putnam VT International Growth Fund (Class IB) seeks long-term capital appreciation.

Putnam VT Voyager Fund (Class IB) seeks capital appreciation.

T. Rowe Price Variable Insurance Portfolios — advised by T. Rowe Price Associates, Inc. of Baltimore, Maryland.

T. Rowe Price VIP Health Sciences Portfolio Class II seeks long-term capital appreciation.

The Universal Institutional Funds, Inc.—advised by Morgan Stanley Investment Management Inc. of New York, New York.

The Universal Institutional Funds Mid Cap Growth Portfolio Class II seeks long-term capital growth by investing primarily in common stocks and other equity securities.

Van Eck VIP Trust—advised by Van Eck Associates Corporation of New York New York.

Van Eck VIP Global Hard Assets Fund (Class S) seeks long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.

The investment objectives of the Covered Fund available under the Income Segment following is briefly described below and discussed in more detail below under “Guaranteed Lifetime Withdrawal Benefit.”

Maxim Series Fund, Inc. – advised by GW Capital Management, LLC, doing business as Maxim Capital Management, LLC of Greenwood Village, Colorado.

Maxim SecureFoundationSM Balanced Portfolio (Class L) seeks long-term capital appreciation and income.

Meeting Investment Objectives

Meeting investment objectives depends on various factors, including, but not limited to, how well the Portfolio managers anticipate changing economic and market conditions. There is no guarantee that any of these Portfolios will achieve their stated objectives.

Where to Find More Information About the Portfolios

Additional information about the investment objectives and policies of all the Portfolios and the investment advisory and administrative services and charges can be found in the current Portfolio Prospectuses, which can be obtained from the Annuity Service Center. You may also visit [www.greatwestsmarttrackny.com]

The Portfolio Prospectuses should be read carefully before any decision is made concerning the allocation of Contributions to, or Transfers among, the Sub-Accounts.

Addition, Deletion or Substitution

First Great-West does not control the Portfolios and cannot guarantee that any of the Portfolios will always be available for allocation of Contributions or Transfers. We retain the right to make changes in the Series Account and in its investments.

First Great-West reserves the right to discontinue the offering of any Portfolio. If a Portfolio is discontinued, we may substitute shares of another Portfolio or shares of another investment company for the discontinued Portfolio’s shares. Any share substitution will comply with the requirements of the 1940 Act.

If you are contributing to a Sub-Account corresponding to a Portfolio that is being discontinued, you will be given notice prior to the Portfolio’s elimination.

Based on marketing, tax, investment and other conditions, we may establish new Sub-Accounts and make them available to Owners at our discretion. Each additional Sub-Account will purchase shares in a Portfolio or in another mutual fund or investment vehicle.

If, in our sole discretion, marketing, tax, investment or other conditions warrant, we may also eliminate one or more Sub-Accounts. Before a Sub-Account is eliminated, we will notify you and request that you reallocate the amounts invested in the Sub-Account to be eliminated.

Application and Initial Contributions

The first step to purchasing the First Great-West Smart TrackSM variable annuity is to complete your Contract application and submit it with your initial minimum Contribution of $10,000. Initial Contributions can be made by check (payable to First Great-West), transferred from an eligible brokerage account or other method as approved by First Great-West. You also may purchase the Contract through a 1035 Exchange provided that the contract you are exchanging for the First Great-West Smart TrackSM variable annuity has a cash value of at least $10,000.

The Contract application and any initial Contributions made by check should be sent to the Annuity Service Center.

If your application is complete, your Contract will be issued and your Contribution will be credited within two Business Days after receipt by First Great-West. Acceptance is subject to sufficient information in a form acceptable to us. We reserve the right to reject any application or Contribution.

If your application is incomplete, you will be contacted by telephone or email to obtain the required information. If the information necessary to complete your application is not received within five business days, we will return to you both your check and the application. If you provide consent we will retain the initial Contribution and credit it as soon as we have completed your application.

Right of Cancellation Period

During the 10 day Right of Cancellation period, you may cancel your Contract. If you exercise your Right of Cancellation, you must return the Contract to First Great-West or to the representative from whom you purchased it. The Contract will be void from the start and First Great-West will refund the greater of: 1) Contributions (less any withdrawals and distributions taken during the Right of Cancellation Period); or 2) the Annuity Account Value. If the Contract is issued as a replacement of existing life insurance or annuity coverage, the right of cancellation period is extended to 60 days from the date of receiving it.

After the Right of Cancellation Period, the Annuity Account Value held in the Money Market Sub-Account will be allocated to the Sub-Accounts selected by the Owner. During the Right of Cancellation Period, the Owner may select among the Sub-Accounts but any selections made during the Right of Cancellation period will not take effect until the Right of Cancellation Period has expired.

After the Right of Cancellation Period, Contributions will be allocated to the Annuity Account in the proportion Requested by the Owner. If there are no accompanying instructions, then allocations will be made in accordance with standing instructions. Allocations will be effective upon the Transaction Date.

Generally, Contributions will be allocated to the Sub-Accounts you selected on the application, effective upon the Effective Date. During the Right of Cancellation period, you may change your Sub-Account allocations as well as your allocation percentages but your changes will not be effective until after the Right of Cancellation period expires.

Subsequent Contributions

Once your application is complete and we have received your initial Contribution, you can make subsequent Contributions at any time prior to the Payout Election Date, as long as the Annuitant is living. Additional Contributions must be at least $500; or, $100 if made via an Automatic Bank Draft Plan. Total Contributions may exceed $1,000,000 only with our prior approval.

Subsequent Contributions can be made by check, Automatic Bank Draft, transferred from your brokerage account or other method as approved by First Great-West. If you make subsequent Contributions by check, your check should be payable to First Great-West.

You will receive a confirmation of each Contribution you make upon its acceptance. Subsequent Contributions are credited the day they are received in the Annuity Service Center Department at First Great-West if they are received on a Business Day. Subsequent Contributions received on non-Business Days will be credited the next Business Day.

If you cancel a purchase payment or if your check is returned due to insufficient funds, you will be responsible for any losses or fees imposed by your bank and losses that may be incurred as a result of any decline in the value of the cancelled purchase. We reserve the right to refrain from allocating Contributions to your selected Sub-Accounts until we are notified by your bank that your check has cleared.

First Great-West reserves the right to modify the limitations set forth in this section.

Annuity Account Value

Before the date annuity payouts begin, the value of your Contract is the Annuity Account Value, which, before your Annuity Commencement Date, is the total dollar amount of all accumulation units credited to you for each Sub-Account. Initially, the value of each accumulation unit was set at $10.00.

Each Sub-Account’s value prior to the Payout Election Date is equal to:

•	net Contributions allocated to the corresponding Sub-Account,
•	plus or minus any increase or decrease in the value of the assets of the Sub-Account due to investment results,
•	minus the daily mortality and expense risk charge and/or quarterly Guaranteed Benefit Fee, and
•	minus any withdrawals or Transfers from the Sub-Account.

The value of a Sub-Account’s assets is determined at the end of each day that the New York Stock Exchange is open for regular business (a valuation date). A valuation period is the period between successive valuation dates. It begins at the close of the New York Stock Exchange (generally 4:00 p.m. ET) on each valuation date and ends at the close of the New York Stock Exchange on the next succeeding valuation date.

The Annuity Account Value is expected to change from valuation period to valuation period, reflecting the investment experience of the selected Sub-Account(s), as well as the deductions for applicable charges.

Upon allocating Contributions to a Sub-Account you will be credited with variable accumulation units in that Sub-Account. The number of accumulation units you will be credited is determined by dividing the portion of each Contribution allocated to the Sub-Account by the value of an accumulation unit. The value of the accumulation unit is determined and credited at the end of the valuation period during which the Contribution was received.

Each Sub-Account’s accumulation unit value is established at the end of each valuation period. It is calculated by multiplying the value of that unit at the end of the prior valuation period by the Sub-Account’s Net Investment Factor for the valuation period. The formula used to calculate the Net Investment Factor is discussed in Appendix A.

Transfers

While your Contract is in force, and subject to the terms of the GLWB Rider, if applicable, you may Transfer all or part of your Annuity Account Value among and between the Sub-Accounts by telephone, in writing by sending a Request to the Annuity Service Center or through the Internet at www.greatwestsmarttrackny.com. Incoming Transfers to closed Sub-Accounts are not permitted.

Your Request must specify:

•	the amounts being Transferred,
•	the Sub-Account(s) from which the Transfer is to be made, and
•	the Sub-Account(s) that will receive the Transfer.

Currently, there is no limit on the number of Transfers you can make among the Sub-Accounts during any calendar year. However, we reserve the right to limit the number of Transfers you make. Also, there is currently no charge for Transfers. We reserve the right to impose such a charge in the future. If we choose to exercise these rights, we will notify you by sending you a supplement to this prospectus, in accordance with all applicable regulations.

A Transfer generally will be effective on the date the Request for Transfer is received by the Annuity Service Center if received before 4:00 p.m. ET on a Business Day. Any Transfer request received after 4:00 p.m. ET becomes effective on the following Business Day. Under current tax law, there will not be any tax liability to you if you make a Transfer.

Transfers involving the Sub-Accounts will result in the purchase and/or cancellation of accumulation units having a total value equal to the dollar amount being transferred. The purchase and/or cancellation of such units is made using the value of the Sub-Accounts as of the end of the valuation date on which the Transfer is effective.

We reserve the right without prior notice to modify, restrict, suspend, or eliminate the Transfer privileges (including telephone and/or Internet Transfers) at any time.

At present, we do not impose minimums on amounts that must be transferred. However, we reserve the right to impose, from time to time, minimum dollar amounts that may be transferred from a Sub-Account.

We also reserve the right to impose, from time to time, minimum dollar amounts that must remain in a Sub-Account after giving effect to a Transfer from that Sub-Account. At present, we do not impose any such minimums.

Market Timing and Excessive Trading

The Contracts are intended for long-term investment and not for the purpose of market timing or excessive trading activity. Market timing activity may dilute the interests of Contract Owners in the underlying Portfolios. Market timing generally involves frequent or unusually large Transfers that are intended to take advantage of short-term fluctuations in the value of a Portfolio’s portfolio securities and the reflection of that change in the Portfolio’s share price. In addition, frequent or unusually large Transfers may harm performance by increasing Portfolio expenses and disrupting Portfolio management strategies. For example, excessive trading may result in forced liquidations of portfolio securities or cause the Portfolio to keep a relatively high cash position, resulting in increased brokerage costs and lost investment opportunities.

We maintain procedures designed to prevent or minimize market timing and excessive trading (collectively, “prohibited trading”) by Owners. As part of those procedures, certain of the Portfolios have instructed us to perform standardized trade monitoring, while other Portfolios perform their own monitoring and request reports of the Owner’s trading activity if prohibited trading is suspected. If an Owner’s trading activity is determined to constitute prohibited trading, as defined by the applicable Portfolio, First Great-West will notify the Owner that a trading restriction will be implemented if the Owner does not cease the prohibited trading. Some Portfolios may require that trading restrictions be implemented immediately without warning, in which case we will notify the Owner of the restriction imposed by the Portfolio(s), as applicable.

If a Portfolio determines, or, for Portfolios for which we perform trade monitoring, we determine based on the applicable Portfolio’s definition of prohibited trading, that the Owner continues to engage in prohibited trading, we will restrict the Owner from making Transfers into the identified Portfolio(s) for the period of time specified by the Portfolio(s). Restricted Owners will be permitted to make Transfers out of the identified Portfolio(s) to other available Portfolio(s). When the Portfolio’s restriction period has been met, the Owner will automatically be allowed to resume Transfers into the identified Portfolio(s).

For Portfolios that perform their own monitoring, the Series Account does not impose trading restrictions unless or until a Portfolio first detects and notifies us of prohibited trading activity. Accordingly, we cannot prevent all prohibited trading activity before it occurs, as it may not be possible to identify it unless and until a trading pattern is established. To the extent such Portfolios do not detect and notify us of prohibited trading or the trading restrictions we impose fail to curtail it, it is possible that a market timer may be able to make prohibited trading transactions with the result that the management of the Portfolios may be disrupted and the Owners may suffer detrimental effects such as increased costs, reduced performance, and dilution of their interests in the affected Portfolios.

We endeavor to ensure that our procedures are uniformly and consistently applied to all Owners, and we do not exempt any persons from these procedures. We do not enter into agreements with Owners whereby we permit prohibited trading. Subject to applicable state law and the terms of each Contract, we reserve the right without prior notice to modify, restrict, suspend or eliminate the Transfer privileges (including telephone Transfers) at any time, to require that all Transfer Requests be made by you and not by your designee, and to require that each Transfer Request be made by a separate communication to us. We also reserve the right to require that each Transfer Request be submitted in writing and be signed by you.

The Portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the Portfolios should describe any policies and procedures relating to restricting prohibited trading. The frequent trading policies and procedures of a Portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other Portfolios and the policies and procedures we have adopted to discourage prohibited trading. For example, a Portfolio may impose a redemption fee. The Owner should also be aware that we are legally obligated to provide (at the Portfolios’ request) information about each amount you cause to be deposited into a Portfolio (including by way of premium payments and Transfers under your Contract) or removed from the Portfolio (including by way of withdrawals and Transfers under your Contract). If a Portfolio identifies you as having violated the Portfolio’s frequent trading policies and procedures, we are obligated, if the Portfolio requests, to restrict or prohibit any further deposits or exchanges by you in respect to that Portfolio. Under rules recently adopted by the SEC we are required to: (1) enter into a written agreement with each Portfolio or its principal underwriter that will obligate us to provide to the Portfolio promptly upon request certain information about the trading activity of individual Owners and (2) execute instructions from the Portfolio to restrict or prohibit further purchases or Transfers by specific Owners who violate the frequent trading policies established by the Portfolio. Accordingly, if you do not comply with any Portfolio’s frequent trading policies and procedures, you may be prohibited from directing any additional amounts into that Portfolio or directing any Transfers or other exchanges involving that Portfolio. You should review and comply with each Portfolio’s frequent trading policies and procedures, which are disclosed in the Portfolios’ current prospectuses.

We may revise our market timing and excessive trading policy and related procedures at our sole discretion, at any time and without prior notice, as we deem necessary or appropriate to comply with state or federal regulatory requirements or to impose additional or alternative restrictions on Owners engaging in prohibited trading. In addition, our orders to purchase shares of the Portfolios are generally subject to acceptance by the Portfolio, and in some cases a Portfolio may reject or reverse our purchase order. Therefore, we reserve the right to reject any Owner’s Transfer Request if our order to purchase shares of the Portfolio is not accepted by, or is reversed by, an applicable Portfolio.

You should note that other insurance companies and retirement plans may also invest in the Portfolios and that those companies or plans may or may not have their own policies and procedures on frequent Transfers. You should also know that the purchase and redemption orders received by the Portfolios generally are “omnibus” orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. Omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan Owners and/or individual owners of variable insurance contracts. The nature of such orders may limit the Portfolios’ ability to apply their respective frequent trading policies and procedures. As a result, there is a risk that the Portfolios may not be able to detect potential prohibited trading activities in the omnibus orders they receive. We cannot guarantee that the Portfolios will not be harmed by Transfer activity relating to the retirement plans and/or other insurance companies that invest in the Portfolios. If the policies and procedures of other insurance companies or retirement plans fail to successfully discourage frequent Transfer activity, it may affect the value of your investments in the Portfolios. In addition, if a Portfolio believes that an omnibus order we submit may reflect one or more Transfer Requests from an Owner engaged in frequent Transfer activity, the Portfolio may reject the entire omnibus order and thereby interfere with our ability to satisfy your Request even if you have not made frequent Transfers. For Transfers into more than one investment option, we may reject or reverse the entire Transfer Request if any part of it is not accepted by or is reversed by a Portfolio.

Automatic Custom Transfers

Dollar Cost Averaging

You may arrange for systematic Transfers from the Maxim Money Market Fund to any other open Sub-Account in either the Investment Segment or the Income Segment. These systematic Transfers may be used to Transfer values from the Maxim Money Market Sub-Account to other Sub-Accounts as part of a dollar cost averaging strategy. Dollar cost averaging allows you to buy more units when the price is low and fewer units when the price is high. Over time, your average cost per unit may be more or less than if you invested all your money at one time. However, dollar cost averaging does not assure a greater profit, or any profit, and will not prevent or necessarily alleviate losses in a declining market. There is no charge for participating in Dollar Cost Averaging.

You can set up automatic dollar cost averaging on a monthly, quarterly, semi-annual, or annual basis. Your Transfer will be initiated on the Transaction Date one frequency period following the date of the request. For example, if you request quarterly Transfers on January 9, your first Transfer will be made on April 9 and every three months on the 9th thereafter. Transfers will continue on that same day each interval unless terminated by you or for other reasons as set forth in the Contract.

If there are insufficient funds in the applicable Sub-Account on the date your Transfer is scheduled, your Transfer will not be made. However, your dollar cost averaging Transfers will resume once there are sufficient funds in the applicable Sub-Account. Dollar cost averaging will terminate automatically when you start taking payouts from the Contract. Dollar cost averaging Transfers must meet the following conditions:

•	The minimum amount that can be Transferred out of the selected Sub-Account is $100.
•

You must: (1) specify the dollar amount to be Transferred, (2) designate the Sub-Account(s) to which the Transfer will be made, and (3) designate the percentage of the dollar amount to be allocated to each Sub-Account into which you are Transferring money. The accumulation unit values will be determined on the Transfer date.

How dollar cost averaging works:

Month	Contribution	Units Purchased	Price per unit
Jan.	$250	10	$25.00
Feb.	250	12	20.83
Mar.	250	20	12.50
Apr.	250	20	12.50
May	250	15	16.67
June	250	12	20.83
Average market value per unit $18.06 Investor’s average cost per unit $16.85

In the chart above, if all units had been purchased at one time at the highest unit value of $25.00, only 60 units could have been purchased with $1500. By contributing smaller amounts over time, dollar cost averaging allowed 89 units to be purchased with $1500 at an average unit price of $16.85. This investor purchased 29 more units at $1.21 less per unit than the average market value per unit of $18.06.

You may not participate in dollar cost averaging and Rebalancer at the same time.

First Great-West reserves the right to modify, suspend, or terminate dollar cost averaging at any time.

Rebalancer

Over time, variations in each Sub-Account’s investment results will change your asset allocation plan percentages. Rebalancer allows you to automatically reallocate your Investment Segment Account Value to maintain your desired asset allocation. (The Income Segment Account Value is not eligible for the Rebalancer.) Participation in Rebalancer does not assure a greater profit, or any profit, nor will it prevent or necessarily alleviate losses in a declining market. There is no charge for participating in Rebalancer and it is only available for assets held in the Investment Segment.

You can set up Rebalancer as a one-time Transfer or on a quarterly, semi-annual, or annual basis. If you select to rebalance only once, the Transfer will take place on the Transaction Date of the request.

If you select to rebalance on a quarterly, semi-annual, or annual basis, the first Transfer will be initiated on the Transaction Date one frequency period following the date of the request. For example, if you request quarterly Transfers on January 9, your first Transfer will be made on April 9 and every three months on the 9th thereafter. Transfers will continue on that same day each interval unless terminated by you or for other reasons as set forth in the Contract.

How Rebalancer works:

Suppose you purchased your annuity and you decided to allocate 60% of your initial Contribution to stocks; 30% to bonds and 10% to cash equivalents as in this pie chart:

Now assume that stock Portfolios outperform bond Portfolios and cash equivalents over a certain period of time. Over this period, the unequal performance may alter the asset allocation of the above hypothetical plan to look like this:

Rebalancer automatically reallocates your Annuity Account Value to maintain your desired asset allocation. In this example, the portfolio would be reallocated back to 60% in stocks; 30% in bonds; 10% in cash equivalents.

On the Transaction Date for the specified Request, assets will be automatically reallocated to the Sub-Accounts you selected. The Rebalancer option will terminate automatically when you start taking payouts from the Contract.

Rebalancer Transfers must meet the following conditions:

•	Your Investment Segment Account Value must be included (except for Sub-Accounts that are closed to new Contributions and incoming Transfers).
•

You must specify the percentage of your Investment Segment Account Value that you wish allocated to each Sub-Account and the frequency of rebalancing. You may modify the allocations or stop the Rebalancer option at any time.

•	You may not participate in dollar cost averaging and Rebalancer at the same time.

First Great-West reserves the right to modify, suspend, or terminate the Rebalancer option at any time.

Cash Withdrawals

You may withdraw all or part of your Annuity Account Value at any time during the life of the Annuitant and prior to the date annuity payouts begin by submitting a withdrawal Request to the Annuity Service Center or via the Internet at www.greatwestsmarttrackny.com]; however, any withdrawals over $25,000 must be submitted in writing. Withdrawals are subject to the rules below and federal or state laws, rules, or regulations may also apply. The amount payable to you if you surrender your Contract is your Annuity Account Value, less any applicable Premium Tax. No withdrawals may be made after the date annuity payouts begin. If you surrender your Contract, the GLWB Rider, if elected, will terminate.

If you request a partial withdrawal, your Annuity Account Value will be reduced by the partial withdrawal amount and the death benefit, if applicable, will be reduced on a proportionate basis measured as a percentage of the partial withdrawal against the current Annuity Account Value. For example, a partial withdrawal of 10% of the Annuity Account Value would reduce your death benefit by 10%.

Numerical Example

Sum of Contract and GLWB Rider (if applicable) Contributions = $50,000

Annuity Account Value = $40,000

Withdrawal amount = $4,000

New Annuity Account Value = $36,000

Adjustment to Death Benefit = $36,000 ($40,000 - $4,000)/$40,000 = 0.90

Guaranteed Minimum Death Benefit = $45,000 ($50,000 x 0.90)

Partial withdrawals are unlimited. However, you must specify the Sub-Account(s) from which the withdrawal is to be made. The minimum partial withdrawal is $500.

The following terms apply to withdrawals:

•	Partial withdrawals or surrenders from the Investment Segment are not permitted after the date annuity payouts begin;
•	If a partial withdrawal is made within 30 days of the date annuity payouts are scheduled to begin, we may delay the Annuity Commencement Date by 30 days;
•	A partial withdrawal or a surrender will be effective upon the Transaction Date.

Withdrawal requests must be in writing with your original signature. If your instructions are not clear, your request will be denied and no surrender or partial withdrawal will be processed.

If we receive a Request for surrender or partial withdrawal, we may postpone any cash payment from the Annuity Account Value for no more than 7 days.

We may also delay payment for any of the following reasons:

(a)	any period during which the New York Stock Exchange is closed (other than customary weekend and holding closings) or trading on the New York Stock Exchange is restricted;
(b)	any period during which an emergency exists such that the disposal of or determination of the value of shares of the Portfolios is not reasonably practicable; or
(c)	any other period as the Securities and Exchange Commission may by order permit for the protection of security holders.

After a withdrawal of all of your Annuity Account Value, or at any time that your Annuity Account Value is zero, all your rights under the Contract and GLWB Rider will terminate.

Tax consequences of withdrawals are detailed below, but you should consult a competent tax advisor prior to authorizing a withdrawal from your Annuity Account Value.

Withdrawals to Pay Investment Manager or Financial Advisor Fees

You may request partial withdrawals from your Annuity Account Value and direct us to remit the amount withdrawn directly to your designated Investment Manager or Financial Advisor (collectively “Consultant”). A withdrawal request for this purpose must meet the $500 minimum withdrawal requirements and comply with all terms and conditions applicable to partial withdrawals, as described above. Tax consequences of withdrawals are detailed below, but you should consult a competent tax advisor prior to authorizing a withdrawal from your Annuity Account to pay Consultant fees.

Tax Consequences of Withdrawals

Withdrawals made for any purpose may be taxable—including payments made by us directly to your Consultant and Guaranteed Lifetime Withdrawal Benefits.

In addition, the Code may require us to withhold federal income taxes from withdrawals and report such withdrawals to the Internal Revenue Service (“IRS”). If you request partial withdrawals, your Annuity Account Value will be reduced by the sum of the amount of the withdrawal and the related withholding.

You may elect, in writing, to have us not withhold federal income tax from withdrawals, unless withholding is mandatory for your Contract. If you are younger than 59 1/2, the taxable portion of any withdrawal is generally considered to be an early withdrawal and may be subject to an additional federal penalty tax of 10%.

Some states also require withholding for state income taxes. For details about withholding, please see “Federal Tax Matters” on page 50.

Telephone and Internet Transactions

You may make Transfer requests by telephone, fax and/or by Internet. Transfer requests received before 4:00 p.m. ET will be made on that day at that day’s unit value. Those received after 4:00 p.m. ET will be made on the next Business Day at that day’s unit value.

We will use reasonable procedures to confirm that instructions communicated by telephone, fax and/or Internet are genuine, such as:

•	requiring some form of personal identification prior to acting on instructions;
•	providing written confirmation of the transaction; and/or
•	tape recording the instructions given by telephone.

If we follow such procedures we will not be liable for any losses due to unauthorized or fraudulent instructions.

We reserve the right to suspend telephone, fax and/or Internet transaction privileges at any time, for some or all Contracts, and for any reason. Neither partial withdrawals nor surrenders are currently permitted by telephone; however partial withdrawal Requests in the amount of $25,000 or less may be requested by Internet. All Requests for full surrenders, periodic withdrawals, and partial withdrawals in excess of $25,000 must be in writing.

Death Benefit

At the time you apply to purchase the Contract, you select one of the two Death Benefit options we offer.

Option 1 – The amount of the Death Benefit under Option 1 will be your Annuity Account Value as of the date we receive a Request for the payout of the Death Benefit, minus any Premium Tax.

The Owner, Annuitant, and Contingent Annuitant each must be age 85 or younger at the time the Contract is issued in order for you to select Option 1. Your Mortality and Expense Risk Charge under Option 1 is 0.25% of the average daily value of the Sub-Accounts to which you have allocated Contributions.

Option 2 — The amount of the Death Benefit under Option 2 will be the greater of:

•	the Annuity Account Value as of the date we receive a Request for the payout of the Death Benefit, minus any Premium Tax; or

•

the sum of Contributions applied to the Contract in both the Investment Segment and the Income Segment, as of the date the request for payment is received, less the proportionate impact of any distributions, partial or periodic withdrawals and Premium Tax, if any.

The Owner, Annuitant, and Contingent Annuitant each must be age 80 or younger at the time the Contract is issued in order for you to select Option 2. Your Mortality and Expense Risk Charge under Option 2 is 0.45% of the average daily value of the Sub-Accounts to which you have allocated Contributions.

For a full description of the circumstances under which we pay the Death Benefit, please see “Distribution of Death Benefit” on page 30 of this Prospectus.

The difference between the two Death Benefit options we offer is that the amount payable upon death (the Death Benefit) is based on different criteria for each option and there is a different Mortality and Expense Risk Charge for each. Option 2 provides for the return of Contributions in the event that amount is greater than the Annuity Account Value (minus any Premium Tax and minus the proportionate impact of any partial withdrawals). This could happen, for example, if the Death Benefit becomes payable soon after the Contract is purchased (say, one to three years) and, during those years, while Contributions are being made, the investment markets generally are in decline. Under these circumstances, it is possible that the performance of the Sub-Accounts you select may cause the Annuity Account Value to be less than the total amount of Contributions. If you have selected Death Benefit option 2 on a Contract, your Beneficiary would receive the greater amount, in this case, the sum of all Contributions (minus any Premium Tax and minus the proportionate impact of any partial withdrawals). If you have selected Death Benefit option 1, your Beneficiary would receive the lesser amount, in this case, the Annuity Account Value (minus any Premium Tax).

The Death Benefit will become payable following our receipt of the Beneficiary’s claim in good order. When an Owner dies before the Annuity Commencement Date and a Death Benefit is payable to a Beneficiary, the Death Benefit proceeds will remain invested according to the allocation instructions given by the Owner(s) until: (i) new allocation instructions are requested by the Beneficiary; (ii) the Death Benefit is actually paid to the Beneficiary, except where the GLWB Rider may not be maintained by the Beneficiary; or, (iii) a Request for a payout of the Death Benefit is processed, as described below.

The amount of the Death Benefit will be determined as of the date we receive a Request for the payout of the Death Benefit. However, on the date a payout option is processed, the Annuity Account Value will be transferred to the Maxim Money Market Sub-Account unless the Beneficiary elects otherwise.

Subject to the distribution rules below, payout of the Death Benefit may be made as follows:

•	payout in a single sum, or
•	payout under any of the variable annuity options provided under this Contract.

In any event, no payout of benefits provided under the Contract will be allowed that does not satisfy the requirements of the Code and any other applicable federal or state laws, rules or regulations.

Ownership and Assignment

The Owner, and if selected, Joint Owner, exercise all rights and privileges under the Contract, while the Annuitant is living. Unless otherwise required by the state in which the Contract is issued, the Owner may not be changed and the Contract may not be transferred, sold, assigned, pledged, charged, encumbered, or in any way alienated. A change of Owner must be made in writing in a form satisfactory to us. The change will take effect as of the date the Request is processed, unless a certain date is specified by the Owner. Any change is subject to any payout or other action we have taken before receipt or processing of your ownership change Request. A change in the Owner of the Contract will result in termination of the GLWB Rider except in certain circumstances. See “Termination of the GLWB Rider.”

Beneficiary

You may select one or more Beneficiaries. If more than one Beneficiary is selected, they will share equally in any Death Benefit payable unless you indicate otherwise. You may change the Beneficiary any time before the Annuitant’s death.

You may also select one or more Contingent Beneficiaries. You may change the Contingent Beneficiary before the Annuitant’s death. If one or more primary Beneficiaries are alive within 30 days after the Annuitant’s death, the Contingent Beneficiary cannot become the primary Beneficiary and any interest the Contingent Beneficiary may have in the Contract will cease.

A change of Beneficiary or Contingent Beneficiary will take effect as of the date the Request is processed, unless a certain date is specified by the Owner. If the Owner dies before the Request is processed, the change will take effect as of the date the Request was made, unless we have already made a payout or otherwise taken action on a designation or change before receipt or processing of such Request. The interest of any Beneficiary who dies before the Owner or the Annuitant will terminate at the death of the Beneficiary and the Contingent Beneficiary will become the Beneficiary. The interest of any Beneficiary who dies at the time of, or within 30 days after the death of an Owner or the Annuitant will also terminate if no benefits have been paid to such Beneficiary, unless the Owner otherwise indicates by Request. The benefits will then be paid to the Contingent Beneficiary. If no Contingent Beneficiary has been designated, then the benefits will be paid as though the Beneficiary had died before the deceased Owner or Annuitant. If no Beneficiary or Contingent Beneficiary survives the Owner or Annuitant, as applicable, we will pay the Death Benefit proceeds to the Owner’s estate.

If the Beneficiary is not the Owner’s surviving spouse, she/he may elect, not later than one year after the Owner’s date of death, to receive the Death Benefit in either a single sum or payout under any of the variable annuity options available under the Contract, provided that:

•	such annuity is distributed in substantially equal installments over the life or life expectancy of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary and
•	such distributions begin not later than one year after the Owner’s date of death.

If an election is not received by First Great-West from a non-spouse Beneficiary or substantially equal installments begin later than one year after the Owner’s date of death, then the entire amount must be distributed within five years of the Owner’s date of death. The Death Benefit will be determined as of the date the payouts begin.

If a corporation or other non-individual entity is entitled to receive benefits upon the Owner’s death, the Death Benefit must be completely distributed within five years of the Owner’s date of death.

A Beneficiary or Contingent Beneficiary designated irrevocably may not be changed without the written consent of that Beneficiary, or Contingent Beneficiary, as applicable, except as allowed by law.

Distribution of Death Benefit

Death of Annuitant Who is Not the Owner of the Contract

Upon the death of the Annuitant while the Owner is living, and before the Annuity Commencement Date, the Owner will become the Annuitant unless a Contingent Annuitant has previously been designated. The Owner may designate a new Annuitant, however, at anytime, as provided in the Contract.

If a Contingent Annuitant was named by the Owner prior to the Annuitant’s death, and the Annuitant dies before the Annuity Commencement Date while the Owner and Contingent Annuitant are living, no Death Benefit will be payable and the Contingent Annuitant will become the Annuitant.

If the Annuitant dies after the date annuity payouts begin and before the entire interest has been distributed, any benefit payable must be distributed to the Beneficiary according to and as rapidly as under the payout option which was in effect on the Annuitant’s date of death.

Contingent Annuitant

While the Annuitant is living, you may, by Request, designate or change a Contingent Annuitant from time to time. A change of Contingent Annuitant will take effect as of the date the request is processed, unless a certain date is specified by the Owner(s). Please note you are not required to designate a Contingent Annuitant.

Death of Owner Who Is Not the Annuitant

If the Owner dies before annuity payouts commence and there is a Joint Owner who is the surviving spouse of the deceased Owner, the Joint Owner becomes the Owner and Beneficiary and the Joint Owner may elect to take the Death Benefit or to continue the Contract in force.

In all other cases, we will pay the Death Benefit to your Beneficiary even if a Joint Owner (who was not the Owner’s Spouse on the date of the Owner’s death), the Annuitant and/or the Contingent Annuitant are alive at the time of the Owner’s death, unless the sole Beneficiary is the deceased Owner’s surviving spouse who may elect to become the Owner and Annuitant and to continue the Contract in force.

If the Owner dies after annuity payouts commence and before the entire interest has been distributed while the Annuitant is living, any benefit payable will continue to be distributed to the Annuitant as rapidly as under the payout option applicable on the Owner’s date of death. All rights granted the Owner under the Contract will pass to any surviving Joint Owner and, if none, to the Annuitant.

Any Death Benefit payable to a Beneficiary upon the Owner’s death will be distributed as follows:

(1)	If the Owner’s surviving Spouse is the person entitled to receive benefits upon the Owner’s death, the surviving Spouse will be treated as the Owner and will be allowed to take the death benefit or continue the Contract in force. However, if single life GAW Installments have been selected for the Income Segment, then the GLWB will terminate and the assets held in the Covered Fund(s) will be sold and the sales proceeds will be transferred to the Maxim Money Market Fund;

(2)	If a non-Spouse individual is the person entitled to receive benefits upon the Owner’s death, the non-Spouse individual Beneficiary may elect, not later than one year after the date of death, to receive the death benefit in either a single sum or payout under any of the variable annuity options available under the Contract, provided that: (a) such annuity is distributed in substantially equal installments over the life or life expectancy of the Beneficiary; and (b) such distributions begin no later than one year after the Owner’s date of death. The GLWB will terminate and the assets held in the Covered Fund(s) will be sold and the sales proceeds will be transferred to the Maxim Money Market Fund. If no election is received by First Great-West from an individual non-Spouse Beneficiary such that substantially equal installments have begun no later than one year after the Owner’s date of death, then the entire amount must be distributed within five years of the Owner’s date of death.

The death benefit will be determined as of the date the payouts commence.

Death of Owner Who Is the Annuitant

If there is a Joint Owner who is the surviving spouse of the deceased Owner and a Contingent Annuitant, the Joint Owner becomes the Owner and the Beneficiary, the Contingent Annuitant will become the Annuitant, and the Contract will continue in force.

If there is a Joint Owner who is the surviving spouse of the deceased Owner but no Contingent Annuitant, the Joint Owner will become the Owner, Annuitant, and Beneficiary and may elect to take the Death Benefit or continue the Contract in force.

In all other cases, we will pay the Death Benefit to the Beneficiary, even if a Joint Owner (who was not the Owner’s spouse on the date of the Owner’s death) and/or Contingent Annuitant are alive at the time of the Owner’s death, unless the sole Beneficiary is the deceased Owner’s surviving spouse who may elect to become the Owner and Annuitant and to continue the Contract in force.

If Owner/Annuitant Dies After Annuity Commencement Date

If the Owner/Annuitant dies after the Annuity Commencement Date, any benefit payable must be distributed to the Beneficiary in accordance with and at least as rapidly as the annuity option in effect on the date of death.

Contingent Annuitant

While the Annuitant is living, you may, by Request, designate or change a Contingent Annuitant from time to time. A change of Contingent Annuitant will take effect as of the date the request is processed, unless a certain date is specified by the Owner(s). Please note you are not required to designate a Contingent Annuitant.

Deferred Payment

If payment of the death benefit is deferred due to an action to recover the proceeds as defined in New York Insurance law section 3214, interest on the death benefit proceeds will be paid from the date of death of the Annuitant at the rate currently paid by First Great-West on proceeds left on deposit under the interest settlement option.

Impact of Withdrawals on Guaranteed Minimum Death Benefit (Option 2)

If you have selected Death Benefit Option 2, you should be aware that distributions and Excess Withdrawals will reduce your death benefit on a pro-rata basis.

Numerical Example

Sum of Contract and GLWB Rider Contributions = $50,000

Annuity Account Value = $40,000

Withdrawal amount = $4,000

New Annuity Account Value = $36,000

Adjustment to Death Benefit = $36,000 ($40,000 - $4,000)/$40,000 = 0.90

Guaranteed Minimum Death Benefit = $45,000 ($50,000 x 0.90)

The Benefit Base has no value and will not affect the Death Benefit.

Charges and Deductions

No amounts will be deducted from your Contributions except for any applicable Premium Tax. As a result, the full amount of your Contributions (less any applicable Premium Tax) is invested in the Contract.

As more fully described below, charges under the Contract are assessed only as deductions for:

•	Premium Tax, if applicable; and/or
•	charges against your Annuity Account Value for our assumption of mortality and expense risks.

The Contract may be available for use with investment accounts at eligible broker/dealers that charge an annual fee in lieu of sales charges or an investment advisory fee. Fees for these accounts would be specified in the respective account agreements. Any fees and expenses associated with these accounts will be separate from and in addition to the fees and expenses associated with the Contract. You should consult with your Financial Advisor for more details.

Mortality and Expense Risk Charge

The mortality risk we assume is that Annuitants may live for a longer period of time than we estimate. We assume this mortality risk from our contractual obligations to make annuity payouts determined in accordance with the annuity tables and other provisions contained in the Contract which cannot be changed. This means that you can be sure that neither the Annuitant’s longevity nor an unanticipated improvement in general life expectancy will adversely affect the annuity payouts under the Contract. The expense risk we assume is the risk that our actual expenses in administering the Contracts and the Series Account will be greater than we anticipated.

To compensate us for assuming these risks, we deduct a Mortality and Expense Risk Charge from your Annuity Account Value at the end of each valuation period. If you select Death Benefit option 1, this is a daily charge equal to an effective annual rate of 0.25%. We guarantee that this charge will never increase beyond 0.25%. If you select Death Benefit option 2, the Mortality and Expense Risk Charge is a daily charge equal to an effective annual rate of 0.45%. We guarantee that this charge will never increase beyond 0.45%.

The Mortality and Expense Risk Charge is reflected in the unit values of each of the Sub-Accounts you have selected. Thus, this charge will continue to be applicable should you choose a variable annuity payout option or a periodic withdrawal option.

Annuity Account Values and annuity payouts are not affected by changes in actual mortality experience incurred by us.

The Mortality and Expense Risk Charge is higher for Owners who have selected Death Benefit Option 2 because we bear substantial risk in connection with that option. Specifically, we bear the risk that we may be required to pay an amount to your Beneficiary that is greater than your Annuity Account Value.

If the Mortality and Expense Risk Charge is insufficient to cover actual costs and risks assumed, we will bear the loss. If this charge is more than sufficient, any excess will be profit for us. Currently, we expect a profit from this charge. Our expenses for distributing the Contracts will be borne by our general assets, including any profits from this charge.

Expenses of the Portfolios

The values of the assets in the Sub-Accounts reflect the values of the Sub-Accounts’ respective Portfolio shares and therefore the fees and expenses paid by each Portfolio.

Some of the Portfolios’ investment advisers or administrators may compensate us for providing administrative services in connection with the Portfolios or cost savings experienced by the investment advisers or administrators of the Portfolios. Such compensation is typically a percentage of the value of the assets invested in the relevant Sub-Accounts and generally may range up to 0.35% annually of net assets. GWFS Equities, Inc. (“GWFS”) is the principal underwriter and distributor of the Contracts and may also receive Rule 12b-1 fees (ranging up to 0.25% annually of net assets) directly from certain Portfolios for providing distribution related services related to shares of the Portfolios offered in connection with a Rule 12b-1 plan. If GWFS receives Rule 12b-1 fees, combined compensation for administrative and distribution related services generally ranges up to 0.60% annually of the assets invested in the relevant Sub-Accounts.

Premium Tax

We may be required to pay state Premium Taxes or retaliatory taxes currently ranging from 0% to 3.5% in connection with Contributions or values under the Contracts. Currently, due to our total mix of business, our Premium Tax rate in New York for annuities is 0%. In the future, if we are required to pay Premium Taxes, we will deduct the charges for the Premium Taxes we incur with respect to your Contributions, from amounts withdrawn, or from annuity payments. In some states, charges for both direct Premium Taxes and retaliatory Premium Taxes may be imposed at the same or different times with respect to the same Contribution, depending on applicable state law.

Other Taxes

Under present laws, we will incur state or local taxes (in addition to the Premium Tax described above) in New York. No charges are currently deducted for taxes other than Premium Tax. However, we reserve the right to deduct charges in the future for federal, state, and local taxes or the economic burden resulting from the application of any tax laws that we determine to be attributable to the Contract.

Payout Options

During the Annuity Payout Period, you can choose to receive payouts in one of three ways— 1) periodic withdrawals, 2) variable annuity payouts or 3) a single, lump-sum payment.

You may change the Payout Election Date within 30 days prior to commencement of payouts.

Periodic Withdrawals

You may request that all or part of the Investment Segment Account Value be applied to a periodic withdrawal option. All requests for periodic withdrawals must be in writing. The amount applied to a periodic withdrawal is the Investment Segment Account Value, less Premium Tax, if any.

In requesting periodic withdrawals, you must elect:

•	The withdrawal frequency of either 1-, 3-, 6- or 12-month intervals;
•	A minimum withdrawal amount of at least $100;
•	The calendar day of the month on which withdrawals will begin;
•	One of the periodic withdrawal payout options discussed below— you may change the withdrawal option and/or the frequency once each calendar year; and
•	The type of allocation of withdrawals from the Investment Segment Sub-Accounts

¡	Withdrawals may be prorated across the Investment Segment Sub-Accounts in proportion to their assets; or

¡

Withdrawals may be made from specific Investment Segment Sub-Account(s). When the specified Investment Segment Sub-Account(s) is depleted, we will automatically prorate the remaining withdrawals against any remaining Sub-Account assets unless you request otherwise.

While periodic withdrawals are being received:

•	You may continue to exercise all contractual rights, except that no Contributions may be made.
•	You may keep the same Sub-Accounts as you had selected before periodic withdrawals began.
•	Charges and fees under the Contract continue to apply.

Periodic withdrawals will cease on the earlier of the date:

•	The amount elected to be paid under the option selected has been reduced to zero.
•	The Investment Segment Annuity Account Value is zero.
•	You request that withdrawals stop.
•	You purchase an annuity payout option.
•	The Owner or the Annuitant dies.

If periodic withdrawals stop, you may resume making Contributions to the Investment Segment. However, we may limit the number of times you may restart a periodic withdrawal program.

Periodic withdrawals made for any purpose may be taxable, subject to withholding and to the 10% federal penalty tax if you are younger than age 59 1/2.

If you choose to receive payouts from your Contract through periodic withdrawals, you may select from the following payout options:

Income for a specified period (at least 36 months)—You elect the length of time over which withdrawals will be made. The amount paid will vary based on the duration you choose.

Income of a specified amount (at least 36 months)—You elect the dollar amount of the withdrawals. Based on the amount elected, the duration may vary.

Any other form of periodic withdrawal acceptable to First Great-West which is for a period of at least 36 months.

In accordance with the provisions outlined in this section, you may request a periodic withdrawal to remit fees paid to your Consultant. There may be income tax consequences to any periodic withdrawal made for this purpose. Please see “Cash Withdrawals” on page 26.

Annuity Payouts From the Investment Segment

You can choose the date that you wish annuity payouts from the Investment Segment to start either when you purchase the Contract or at a later date. You can change your selection at any time up to 30 days before the annuity date that you have selected.

If you do not select a payout start date, payouts will begin on the Annuitant’s 90th birthday. If the Owner does not take annuity payouts from the Investment Segment, the entire Annuity Account Value will be annuitized at that time and any benefit under the GLWB Rider will terminate. If you have initiated Installments under the GLWB Rider, only the Investment Segment will be annuitized.

If you have not elected a payout option within 30 days of the Annuity Commencement Date, your Investment Segment Annuity Account Value will be paid out as a variable life annuity with a guaranteed period of 15 years.

The amount to be paid out will be based on the Investment Segment Account Value or Annuity Account Value, if applicable, on the Annuity Commencement Date. The minimum amount that may be withdrawn from the Investment Segment Account Value to purchase an annuity payout option is

$2,000. If your Investment Segment Account Value is less than $2,000, we may pay the amount in a single sum subject to the Contract provisions applicable to a partial withdrawal.

If you choose to receive variable annuity payouts from your Contract, you may select from the following payout options:

Variable life annuity with guaranteed period—This option provides for payouts during a guaranteed period or for the lifetime of the Annuitant, whichever is longer. The guaranteed period may be 5, 10 or 15 years. Upon the death of the Annuitant, the Beneficiary will receive the remaining payouts at the same interval elected by the Owner.

Variable life annuity without guaranteed period—This option provides payouts during the lifetime of the Annuitant. The annuity terminates with the last payout due prior to the death of the Annuitant. Because no minimum number of payouts is guaranteed, this option may offer the maximum level of payouts. It is possible that only one payout may be made if the Annuitant dies before the date on which the second payout is due.

Any other form of variable annuity payout that is acceptable to First Great-West.

Under an annuity payout option, you can receive payouts monthly, quarterly, semi-annually or annually in payments which must be at least $50. We reserve the right to make payouts using the most frequent payout interval which produces a payout of at least $50. Once annuity payouts commence, you cannot make Contributions or take withdrawals, other than your annuity payouts.

If you elect to receive a single sum payment, the amount paid is the Surrender Value.

Amount of First Variable Payout

The first payout under a variable annuity payout option will be based on the value of the amounts held in the Investment Segment Sub-Accounts or Annuity Account, if applicable, you have selected on the first valuation date preceding the Annuity Commencement Date. It will be determined by applying the appropriate rate to the amount applied under the payout option. The rate applied reflects an assumed investment return (“AIR”) of 2.5%.

For annuity options involving life income, the actual age, year in which annuitization commences and gender of the Annuitant will affect the amount of each payout. We reserve the right to ask for satisfactory proof of the Annuitant’s age. We may delay annuity payouts until satisfactory proof is received. Because payouts to older Annuitants are expected to be fewer in number, the amount of each annuity payout under a selected annuity form will be greater for older Annuitants than for younger Annuitants.

If the age of the Annuitant has been misstated, the payouts established will be made on the basis of the correct age. If payouts were too large because of misstatement, the difference with interest may be deducted by us from the next payout or payouts. If payouts were too small, the difference with interest may be added by us to the next payout. The interest rate used will be 3%.

Variable Annuity Units

The number of Annuity Units paid for each Sub-Account is determined by dividing the amount of the first payout by its Annuity Unit value on the first valuation date preceding the Annuity Commencement Date. The number of Annuity Units used to calculate each payout for a Sub-Account remains fixed during the Annuity Payout Period.

Amount of Variable Payouts After the First Payout

Payouts after the first will vary depending upon the investment performance of the Investment Segment Sub-Accounts. Your payouts will increase in amount over time if the Sub-Accounts you select earn more than the 2.5% AIR. Likewise, your payouts will decrease over time if the Sub-Accounts you select earn less than the 2.5% AIR. The subsequent amount paid from each Sub-Account is determined by comparing the actual performance of the Sub-Account to the AIR.

Transfers After the Variable Annuity Commencement Date

Once annuity payouts have begun, Transfers may be made within the variable annuity payout option among the available Investment Segment Sub-Accounts. Transfers after the Annuity Commencement Date will be made by converting the number of Annuity Units being Transferred to the number of Annuity Units of the Investment Segment Sub-Account to which the Transfer is made. The result will be that the next annuity payout, if it were made at that time, would be the same amount that it would have been without the Transfer. Thereafter, annuity payouts will reflect changes in the value of the new Annuity Units.

Other Restrictions (Investment Segment Only)

Once payouts start from the Investment Segment under the annuity payout option you select:

•	no changes can be made in the payout option;
•	no additional Contributions will be accepted under the Contract; and
•	no further withdrawals, other than withdrawals made to provide annuity benefits or satisfy the terms of the GLWB Rider, will be allowed.

A portion or the entire amount of the annuity payouts may be taxable as ordinary income. If, at the time the annuity payouts begin, we have not received a proper written election not to have federal income taxes withheld, we must by law withhold such taxes from the taxable portion of such annuity payouts and remit that amount to the federal government. State income tax withholding may also apply. Please see “Federal Tax Matters” below for details.

Guaranteed Lifetime Withdrawal Benefit

When you purchase the Contract, you have the option of allocating Contributions under the GLWB Rider to a Covered Fund(s) in the Income Segment. If you exercise this option, the GLWB will provide you with a Guaranteed Lifetime Withdrawal Benefit, provided all conditions, described below, are met.

GLWB Accumulation Phase

The GLWB Accumulation Phase begins when you make a GLWB election by investing in a Covered Fund(s) in the Income Segment. The GLWB Accumulation Phase ends when you elect to begin taking GAWs. During the Accumulation Phase, a Benefit Base will be established which will be used later to determine, in part, the amount of your GAWs. You may elect the GLWB by allocating contributions to the Covered Fund(s) on any Business Day as long as you are younger than age 85 on the GLWB Rider Election Date. We will record the GLWB Rider Election Date.

Guarantee Benefit Fee

The annual Guarantee Benefit Fee is assessed quarterly, in arrears, during the GLWB Accumulation Phase and GAW Phase. One-fourth of the Guarantee Benefit Fee is deducted quarterly from your Covered Fund(s) Value no later than the 10th Business Day of the month following the calendar quarter end. The Guarantee Benefit Fee will be calculated based on your Covered Fund(s) Value, subject to the Benefit Base cap, as of the date of the deduction. The Benefit Base may or may not equal the Covered Fund Value at the time the Guarantee Benefit Fee is calculated. The Benefit Base will always equal the Covered Fund Value when the Guarantee Benefit Fee is calculated on a Ratchet Date. We reserve the right to change the frequency of the deduction upon thirty (30) days prior written notice. The Guarantee Benefit Fee will not be assessed during the GLWB Settlement Phase.

The first Guarantee Benefit Fee you pay will be pro-rated based on the portion of the quarter in which you allocated Contributions to the Covered Fund(s). The current Guarantee Benefit Fee is 1.00% of the Covered Fund(s) Value held in the Income Segment. We reserve the right to change the Guarantee Benefit Fee at any time and for any reason upon thirty (30) days prior written notice to you, however, the Guarantee Benefit Fee will never be less than 0.70% or greater than 1.50% of your Income Segment Covered Fund(s) Value. We determine the Guarantee Benefit Fee based on observations of a number of long-term experience factors, including, but not limited to, interest rates, volatility, investment returns, expenses, mortality, and lapse rates. As an example, if mortality experience improves faster than we have anticipated, and the population in general is expected to live longer than initially projected, we might increase the Guarantee Benefit Fee to reflect our increased probability of paying longevity benefits. However, improvements in mortality experience is provided as an example only, we reserve the right to change the Guarantee Benefit Fee at our discretion and for any reason, whether or not these experience factors change (although we will never increase the fee above the maximum or decrease the fee below the minimum). We do not need the happening of any event before we may change the Guarantee Benefit Fee.

Any change to the fee will affect all assets in the Covered Fund(s) in the Income Segment.

If you terminate the GLWB Rider, a final pro-rated Guarantee Benefit Fee will be deducted based on the portion of the last quarter that the GLWB Rider was in effect.

The Covered Fund(s)

The GLWB Rider only applies to Covered Funds approved by First Great-West for use in the Income Segment. The approved Covered Fund is the Maxim SecureFoundationSM Balanced Portfolio – Class L, described in The Portfolios on page XX.

We may, without your consent, offer new Covered Fund(s) or cease offering Covered Fund(s). We will notify you whenever the Covered Fund(s) are changed. If a Covered Fund is closed by First Great-West, you will maintain your Benefit Base and all rights under the Rider unless and until you Transfer assets out of the Covered Fund or terminate your Contract. First Great-West shall complete the allocations between the Covered Fund(s) as disclosed in the notice as of the effective date of the change. Such allocation will remain in effect until you Request a different allocation.

Covered Fund Value

Your Covered Fund Value is the aggregate market value of each Covered Fund. Your Covered Fund Value may increase with positive market performance or by Contributions to the Income Segment. Your Covered Fund Value may decrease with negative market performance, deduction of the Guaranteed Benefit Fee or by taking an Excess Withdrawal or GAWs. Your Guaranteed Benefit Fee will be calculated based on your the Covered Fund Value as of the date the fee is deducted each quarter.

The Benefit Base

The Benefit Base is separate from your Covered Fund(s) Value. It is not a cash value. Rather, your Benefit Base is used to calculate Installment Payments during the GAW Phase and the Settlement Phase. Your Benefit Base and your Covered Fund(s) Value may not be equal to one another. Although your Benefit Base is related to your Covered Fund Value in that your Benefit Base will be ratcheted up if the Covered Fund Value is greater than your Benefit Base on the Ratchet Date, at all other times during the year, your Covered Fund Value may be higher or lower than the Benefit Base depending on market performance and other factors impacting the Covered Fund. Your Initial Benefit Base is the sum of all Contributions initially allocated to the Covered Fund(s) in the Income Segment on the GLWB Rider Election Date.

Each Covered Fund will have its own Benefit Base. A Covered Fund Benefit Base cannot be transferred to another Covered Fund unless we require a Transfer as a result of the Covered Fund being eliminated or liquidated.

•	We increase your Benefit Base on a dollar-for-dollar basis each time you make a Contribution to a Covered Fund(s).

•	We decrease your Benefit Base on a proportionate basis each time you make an Excess Withdrawal.

•

On each Ratchet Date during the GLWB Accumulation Phase and the GAW Phase, we will increase your Benefit Base to equal your current Covered Fund Value if your Covered Fund Value is greater than your Benefit Base. (If so, your Benefit Base will then reflect positive Covered Fund performance.)

•	On each Ratchet Date during the GAW Phase, we will adjust your Benefit Base to equal your Current Covered Fund Value if an Interest Rate Reset as described below results in a higher GAW Amount.

A few things to keep in mind regarding the Benefit Base:

•

The Benefit Base is used for purposes of calculating your Installment Payments during the GAW Phase and the GLWB Settlement Phase. It has no other purpose. The Benefit Base does not provide and is not available as a cash value or settlement value.

•	It is important that you do not confuse your Benefit Base with the Covered Fund(s) Value.

•

During the GLWB Accumulation Phase and the GAW Phase, the Benefit Base will be re-calculated on an annual basis, as described below, and each time you make a GLWB Rider Contribution or take an Excess Withdrawal.

Subsequent Contributions to Your Covered Fund(s).

During the GLWB Accumulation Phase, you may make additional Contributions to the Covered Fund(s) in addition to your initial Contribution. Additional GLWB Rider Contributions may not be made after the GLWB Accumulation Phase ends. Any subsequent GLWB Rider Contribution is subject to any minimum investment or transfer requirements imposed by the Contract. Please see the Covered Fund(s) prospectus for more information.

All additional GLWB Rider Contributions made after the GLWB Rider Election Date will increase the Benefit Base dollar-for-dollar on the date the Contribution is made. We will not consider the additional purchase of shares of a Covered Fund(s) through reinvested dividends, capital gains, and/or settlements to be a GLWB Rider Contribution. However, they will increase the Covered Fund(s) Value.

We reserve the right to refuse additional GLWB Rider Contributions at any time and for any reason. First Great-West will provide you with 30 days prior written notice if it determines not to accept additional GLWB Rider Contributions. If First Great-West refuses additional GLWB Rider Contributions, you will retain all other rights under the GLWB Rider.

Annual Adjustments to Your Benefit Base

During the Accumulation Phase, a Ratchet Date is the anniversary of the Owner’s GLWB Rider Election Date and each anniversary thereafter. On each Ratchet Date, we will evaluate your Benefit Base, and will adjust your Benefit Base to equal the greater of:

•	your current Benefit Base; or

•	your current Covered Fund(s) Value.

It is important to be aware that even though your Covered Fund(s) Value may increase throughout the year due to dividends, capital gains, or settlements from the underlying Covered Fund(s), the Benefit Base will not similarly increase until the next Ratchet Date. Unlike Covered Fund(s) Value, your Benefit Base will never decrease solely due to negative Covered Fund(s) performance.

It is important to note that annual adjustments to your Benefit Base will not impact your Covered Fund Value. Your Covered Fund Value can only increase or decrease as described above.

Benefit Base Cap

The Benefit Base may not exceed $5 million. Any value over $5 million will be considered excess Covered Fund(s) Value and will not be used to calculate GAWs. An Owner may Transfer or Distribute any excess Covered Fund(s) Value on a dollar for dollar basis without reducing the Benefit Base and such transfers will not be considered an Excess Withdrawal. However, if the Covered Fund(s) Value falls below $5 million due to an Excess Withdrawal, the Benefit Base will be adjusted as described below.

Excess Withdrawals

The Benefit Base may be adjusted as a result of Excess Withdrawals. During the GLWB Accumulation Phase, except as described above with respect to the Benefit Base Cap, any withdrawals or Transfers from your Covered Fund(s) Value will be categorized as Excess Withdrawals.

You may make withdrawals or change your investments at any time and in any amount that you wish, subject to any federal tax limitations. Additionally, any withdrawals to satisfy your required minimum distribution obligations under the Code (IRA owners only) will be considered an Excess Withdrawal if taken during the GLWB Accumulation Phase.

You should carefully consider the effect of an Excess Withdrawal on both the Benefit Base and the Covered Fund(s) Value during the GLWB Accumulation Phase, as this may affect your future benefits under the GLWB Rider. You are solely responsible for any adverse consequences that may result from any Distributions or withdrawals. You should consult with a financial advisor prior to taking a Distribution or making a withdrawal. In the event you decide to take an Excess Withdrawal, as discussed below, your Covered Fund(s) Value will be adjusted dollar-for-dollar in the amount of the Excess Withdrawal. The Benefit Base will be adjusted at the time the Excess Withdrawal is made by the ratio of the Covered Fund(s) Value immediately after the Excess Withdrawal to the Covered Fund(s) Value immediately before the Excess Withdrawal. Accordingly, your Benefit Base could be reduced by more than the amount of the withdrawal.

Types of Excess Withdrawals

A Distribution or Transfer during the GLWB Accumulation Phase is considered an Excess Withdrawal. An Excess Withdrawal will reduce your Benefit Base and Covered Fund(s) Value. A Distribution occurs when money is paid to you. A Transfer is the movement of money from one Covered Fund to another Covered Fund. If you Transfer any amount out of a Covered Fund, then you will be prohibited from making any Transfers into the same Covered Fund for at least ninety (90) calendar days.

Numerical Example

Excess Withdrawals during the GLWB Accumulation Phase are illustrated as follows:

Covered Fund Value before the Excess Withdrawal adjustment = $50,000

Benefit Base = $100,000

Excess Withdrawal amount: $10,000

Covered Fund Value after adjustment= $50,000 - $10,000 = $40,000

Covered Fund Value adjustment = $40,000/$50,000 = 0.80

Adjusted Benefit Base = $100,000 x 0.80 = $80,000

Fees Associated with the Covered Fund(s).

Neither the Guarantee Benefit Fee, the mortality and expense charge, nor any other fees or charges assessed to the Covered Fund(s) Value as directed by a financial advisor and as agreed to by First Great-West shall be treated as an Excess Withdrawal. Additionally, you may make a withdrawal of up to 1.5% of the Covered Fund(s) Value to pay for asset management or advisory service fees associated with the Income Segment without the withdrawal being considered an Excess Withdrawal. If these fees exceed 1.5% of the Covered Fund(s) Value, and the entire amount of the fees are withdrawn from the Covered Fund(s) Value, the amount withdrawn above the 1.5% limit will be considered an Excess Withdrawal and will reduce the Benefit Base as described above.

Note: The GLWB Rider does not require us to warn you or provide you with notice regarding potentially adverse consequences that may be associated with any withdrawals or other types of transactions involving your Covered Fund. You should carefully monitor your Covered Fund, any withdrawals from your Covered Fund, and any changes to your Benefit Base. You may contact us at 1-877-723-8723 for information about your Benefit Base.

Treatment of a Distribution During the GLWB Accumulation Phase.

At the time of any partial or periodic Distribution, if the Covered Person is 59 1/2 years of age or older, you may elect to begin the GAW Phase (as described below) and begin receiving GAWs at that time. If you choose not to begin the GLWB Withdrawal Phase, the Distribution will be treated as an Excess Withdrawal and will reduce your Covered Fund(s) Value and your Benefit Base (as described above).

If the Covered Person is not yet 59 1/2 years old, then any partial or periodic Distribution will be treated as an Excess Withdrawal as described above.

Any Distribution made during the Accumulation Phase to satisfy any contribution limitation imposed under federal law will be considered an Excess Withdrawal at all times. You should consult a qualified tax advisor regarding contribution limits and other tax implications.

Death During the GLWB Accumulation Phase

In the case of a Nonqualified Contract, if an Owner dies before the Initial Installment Date, the GLWB will terminate and the Covered Fund(s) Value shall be paid to the Beneficiary in accordance with the terms of the Contract (unless an election to continue the Contract is made by a Spouse Beneficiary as provided in this section).

If a Spouse Beneficiary who was legally married to the deceased Owner under applicable federal law as of the date of death becomes the sole Owner and Beneficiary under the terms of the Contract, the Spouse Beneficiary may continue the Contract and maintain the deceased Owner’s current Benefit Base as of the date of death. A Spouse Beneficiary also has the option to establish a new GLWB Rider Election Date with a new Benefit Base based on the current Covered Fund Value In either situation, the Spouse Beneficiary shall become the sole Owner and the Ratchet Date will be the date when his or her GLWB Rider is established. The new Owner will be subject to all terms and conditions of the GLWB Rider, Contract and the Code, if applicable. Any election made by a Spouse Beneficiary pursuant to this section is irrevocable.

A non-Spouse Beneficiary cannot elect to maintain the Benefit Base. Upon the death of the Owner, the deceased Owner’s Covered Value will be liquidated and will be transferred into the Maxim Money Market Sub-Account(s), or any other fund as approved by First Great-West, and distributed to the non Spouse Beneficiary.

GAW Phase

The GAW Phase begins when you elect to receive GAWs under the GLWB Rider. The GAW Phase continues until the Covered Fund(s) Value reaches zero and the GLWB Settlement Phase begins. The GAW Phase cannot begin until all Covered Persons attain age 59 1/2.

In order to initiate the GAW Phase, you must submit a written Request to First Great-West. At that time, you must provide sufficient documentation in good order and in a manner reasonably satisfactory to First Great-West for First Great-West to determine the age of each Covered Person. You may also begin the GAW Phase by initiating a Distribution while you are in the GLWB Accumulation Phase and the Covered Person(s) is 59 1/2 years of age or older. At that time, you may elect to begin receiving Installments and establish your GAW%. If you choose not to establish the GAW%, the Distribution will be treated as an Excess Withdrawal and the GAW Phase will not begin. If the Covered Person(s) is not yet 59 1/2 years old, then any partial or periodic Distribution will be treated as an Excess Withdrawal and the GAW Phase will not begin. In these situations, the Benefit Base will be adjusted by the ratio of the Covered Fund(s) Value after the Excess Withdrawal to the previous Covered Fund(s) Value.

Because the GAW Phase cannot begin until all Covered Persons under the GLWB Rider attain age 59 1/2, any Distributions taken before then will be considered Excess Withdrawals and will be deducted from the Covered Fund(s) Value and Benefit Base. See Accumulation Phase for more information. No GLWB Rider Contributions may be made to the Covered Fund(s) on and after the Initial Installment Date, which is the date that GAWs begin. If the Annuity Account is not held jointly, the Owner’s Spouse must be the sole Beneficiary. Installments will not begin until such change is made.

Because of decreasing life expectancy as you age, in certain circumstances, the longer you wait to start taking GAWs, the less likely it is that you will benefit from your GLWB Rider. On the other hand, the earlier you begin taking GAWs, the lower the GAW Percentage you will receive and therefore the lower your GAWs (if any) will be. You should talk to your advisor before initiating the GLWB Withdrawal Phase to determine the most financially beneficial time for you to begin taking GAWs.

Calculation of Guaranteed Annual Withdrawals

It is important that you understand how the GAW is calculated because it will affect the benefits you receive under the GLWB Rider. Once you initiate the GAW Phase by submitting a Request to begin receiving GAW payments, we will verify the age of the Covered Person(s) and then determine the amount of the GAW.

To determine the amount of the GAW, we will compare the current Benefit Base to the current Covered Fund Value on the Initial Installment Date. If the Covered Fund Value is greater than the Benefit Base, we will increase the Benefit Base to equal the Covered Fund Value, and the GAW will be based on the increased Benefit Base amount.

During the GAW Phase, your Benefit Base may receive an annual adjustment. This adjustment is discussed below, and, if applicable, will occur on your Ratchet Date. Your Ratchet Date will become the anniversary of the Initial Installment Date and will no longer be the anniversary of the Election Date as it was during the GLWB Accumulation Phase.

We use your Benefit Base to calculate the GAW you receive. However, even though the Benefit Base may be adjusted annually, your GAW% will not change unless there is an Interest Rate Reset of the GAW%. See “Annual Review of Your GAW%” below.

It is important to note that Installments during the GAW Phase will reduce your Covered Fund(s) Value on a dollar-for-dollar basis, but they will not reduce your Benefit Base.

Calculation of Installment Amount.

The GAW% is based in part on the age of the Covered Person(s) as of the date we calculate the first Installment and the current 10-year Treasury Yield as of the previous weekly closing yield as of the last Business Day of the week prior to beginning Installments. If there are two Covered Persons, the GAW% is based on the age of the younger Covered Person multiplied by the Joint Withdrawal Adjustment of 0.90.

The GAW% for a single Covered Person, subject to a minimum and maximum GAW%, is based on the following schedule:

Guaranteed Annual Withdrawal % Table
10 yr T	59 1/2 - 64	65 – 69	70 +
<4%	3.00%	4.00%	4.50%
4% -4.99%	3.15%	4.50%	4.95%
5% -5.99%	3.85%	5.50%	6.05%
6% -6.99%	4.55%	6.50%	7.15%
7% -7.99%	5.25%	7.50%	8.25%
8%+	5.60%	8.00%	8.30%

For Joint Covered Persons, the same table is used and based on the age of the youngest Covered Person but an additional adjustment, the Joint Withdrawal Adjustment, of 0.90 is applied.

To calculate the GAW, we multiply the Benefit Base by the GAW%, calculated based on the table above, on the Initial Installment Date. The amount of the Installment equals the GAW divided by the number of payments per year under the elected Installment Frequency Option, as described below.

Numerical Examples of the Guaranteed Annual Withdrawal.

Scenario #1:	72 Year Old Single Covered Person
10YR = 5.42%

Benefit Base = $80,000
Single GAW%: 6.05%, (See Guaranteed Annual Withdrawal % Table: Row: 5% - 6%; Column: 70+)

GAW = $4,840 ($80,000 x 6.05%)

Scenario #2:	68 Year Old Joint Covered Person with a 63 Year Old Spouse
10YR Rate = 6.44%

Benefit Base = $80,000
Single GAW%: 4.55% (See Guaranteed Annual Withdrawal % Table: Row: 6% -7%; Column: 59 1/2 -60)
Joint GAW% = 4.55% x 0.90 = 4.095% (Single GAW% x Joint Withdrawal Adjustment)
GAW = $3,276 ($80,000 x 4.095%)

Scenario #3:	60 Year Old Single Covered Person
10YR = 3.7%
Benefit Base = $80,000
Single GAW%: 3.0% (See Guaranteed Annual Withdrawal % Table: Row: <4%; Column: 59 1/2 -60)
GAW = $2,400 ($80,000 x 3.0%)

Scenario #4:	71 Year Old Joint Covered Person with a 65 Year Old Spouse
10YR = 3.0%

Benefit Base = $80,000
Single GAW%: 4.00% (See Guaranteed Annual Withdrawal % Table: Row: <4%; Column: 65 - 69)
Joint GAW% = 4.00% x 0.90 = 3.60% (Single GAW% x Joint Withdrawal Adjustment)
GAW = $2,880 ($80,000 x 3.6%)

Any election which affects the calculation of the GAW is irrevocable. Please consider all relevant factors when making an election to begin the GAW Phase. For example, an election to begin receiving Installments based on a sole Covered Person cannot subsequently be changed to joint Covered Persons once the GAW Phase has begun. Similarly, an election to receive Installments based on joint Covered Persons cannot subsequently be changed to a sole Covered Person. Installments will reduce the Covered Fund(s) Value on a dollar-for-dollar basis.

Installment Frequency Options.

Your Installment Frequency Options are as follows:

(a)	Annual – the GAW will be paid on the Initial Installment Date and each anniversary annually, or next business day, thereafter.

(b)	Semi-Annual – half of the GAW will be paid on the Initial Installment Date and in Installments every 6 month anniversary, or next business day, thereafter.

(c)	Quarterly – one quarter of the GAW will be paid on the Initial Installment Date and in Installments every 3 month anniversary, or next business day, thereafter.

(d)	Monthly – one-twelfth of the GAW will be paid on the Initial Installment Date and in Installments every monthly anniversary, or next business day, thereafter.

You may Request to change the Installment Frequency Option starting on each Ratchet Date during the GAW Phase.

Lump Sum Distribution Option

At any time during the GAW Phase, if you are receiving Installments more frequently than annually, you may elect to take a lump sum Distribution up to the remaining scheduled amount of the GAW for that year.

Numerical Example of Lump Sum Distribution

Assume the following:

GAW = $4,800 with a monthly distribution of $400

Three monthly Installments have been made (3 x $400 = $1,200)

Remaining GAW = GAW – paid Installments to date = $4,800 - $1,200 = $3,600

So, a Lump Sum Distribution of $3,600 may be taken.

Suspending and Re-Commencing Installments After a Lump Sum Distribution

It is your responsibility to Request the suspension of the remaining Installments that are scheduled to be paid during the year until the next Ratchet Date. If you choose not to suspend the remaining Installments for the year, an Excess Withdrawal may occur. (See - Effect of Excess Withdrawals During the GAW Phase described below).

After receiving a Lump Sum Distribution and suspending Installments, you must notify First Great-West that you wish to recommence Installment payments for the next year. First Great-West must receive notice 30 calendar days before the next Ratchet Date that you wish to recommence payments; otherwise, First Great-West will not make any Installments. The Ratchet Date will not change if Installments are suspended.

The Owner is solely responsible for any adverse consequences that may result of any Distributions or withdrawals. The Owner should consult with a financial advisor prior to making any withdrawals.

Annual Review of Your GAW%

Once a year, on your Ratchet Date, we will review your GAW and may make an adjustment by increasing your GAW amount. This adjustment, if applicable, will be made either by an Interest Rate Reset or by a Ratchet. We first will determine whether an Interest Rate Reset is applicable. If an Interest Rate Reset is applicable, the GAW will automatically increase to the higher GAW amount. We then will determine if a Ratchet is applicable and results in a higher GAW. If neither calculation is applicable, then no adjustment to the GAW will be made.

Interest Rate Reset. For an Interest Rate Reset, we will calculate the GAW by multiplying the Covered Fund(s) Value, subject to the Benefit Base cap, by the current 10YR and compare the result to the initial calculation to determine if it is higher than the previous GAW. If so, we will adjust the GAW to the higher amount and will adjust the Benefit Base to equal the current Covered Fund Value. An adjustment to the GAW will increase or decrease the Benefit Base.

Ratchet. Just like the Accumulation Phase, we will compare the Covered Fund Value to determine if it exceeds the Benefit Base. If so, we will adjust the Benefit Base to equal the Covered Fund Value.

Numerical Example #1:	When Interest Rate Reset is More Beneficial than Ratchet:

On Initial Installment Date:	71 Year Old Single Covered Person
Covered Fund Value = $108,000
Benefit Base = $120,000

10 YR on Initial Installment Date = 5.76%
GAW% = 6.05% (See Guaranteed Annual Withdrawal %
Table: Row: 5% - 6%; Column: 70+)
GAW = $7,260 (GAW% of 6.05% x Benefit Base of $120,000)

On 5th Anniversary of
Initial Installment Date:	Customer is now a 76 Year Old Single Covered Person
Covered Fund Value - $90,000
Current 10 YR = 7.41%

Interest Rate Reset:	• GAW% = 8.25% (See Guaranteed Annual Withdrawal %
• Table: Row: 7% - 8%; column: 70+)
• Interest Rate Reset Calculation = $7,425 (GAW% of 8.25%x Covered Fund Value of $90,000)
• Since Interest Rate Reset calculation of $7,425 is higher than current GAW of $7,260 then the new GAW = $7,425

Ratchet:	• Ratchet Calculation = $5,445 (GAW% of 6.05% x Covered Fund of $90,000)
• Since Ratchet Calculation is lower than the current GAW of $7,260 then no Ratchet
Result:	• NEW GAW = $7,425
• NEW BENEFIT BASE = $90,000
• NEW GAW% = 8.25%

Numerical Example #2:	When Ratchet is More Beneficial than Interest Rate
Reset:

On Initial Installment Date:	71 Year Old Single Covered Person
Covered Fund Value = $108,000
Benefit Base = $120,000
10 YR on Initial Installment Date = 5.76%
GAW% = 6.05% (See Guaranteed Annual Withdrawal %
Table: Row: 5% - 6%; Column: 70+)
GAW = $7,260 (GAW% of 6.05% x Benefit Base of $120,000)

On 5th Anniversary of
Initial Installment Date:	Customer is now a 76 Year Old Single Covered Person
Covered Fund Value - $140,000
Current 10 YR = 3.98%

Interest Rate Reset:
• GAW% = 4.50% (See Guaranteed Annual Withdrawal %
• Table: Row: <4%; Column: 70+)
• Interest Rate Reset Calculation = $6,300 (GAW% of 4.50% x Covered Fund Value of $140,000)
• Since Interest Rate Reset calculation of $6,300 is lower than current GAW of $7,260 then the GAW = $7,260

Ratchet
• Ratchet Calculation = $8,470 (GAW% of 6.05% x Covered Fund Value of $140,000)
• Since Ratchet Value Calculation of $8,470 is higher than the current GAW of $7,260 then the new GAW = $8,470
Result:
• NEW GAW = $8,470
• NEW BENEFIT BASE = $140,000
• GAW% = 6.05% (no change)

Numerical Example #3:	Neither Ratchet nor Interest Rate Reset is beneficial:

On Initial Installment Date:	71 Year Old Single Covered Person
Covered Fund Value = $108,000
Benefit Base = $120,000
10 YR on Initial Installment Date = 5.76%
GAW% = 6.05% (See Guaranteed Annual Withdrawal %
Table: Row: 5% - 6%; Column: 70+)
GAW = $7,260 (GAW% of 6.05% x Benefit Base of $120,000)
On 5th Anniversary of
Initial Installment Date:	Customer is now a 76 Year Old Single Covered Person
Covered Fund Value - $100,000
Current 10 YR = 4.54%
Interest Rate Reset:
• GAW% = 4.95% (See Guaranteed Annual Withdrawal %
Table: Row: 4% - 5%; Column: 70+)
• Interest Rate Reset Calculation = $4,950 (GAW% of 4.95% x Covered Fund Value of $100,000)
• Since Interest Rate Reset calculation of $4,950 is lower than current GAW of $7,260 then the GAW = $7,260
Ratchet
• Ratchet Calculation = $6,050 (GAW% of 6.05% x Covered Fund Value of $100,000)
• Since Ratchet Value Calculation of $6,050 is lower than the current GAW of $7,260 then the GAW = $7,260
Result:
• No Change: GAW, Benefit Base and GAW% stay the same as prior year
• GAW = $7,260 (no change)
• BENEFIT BASE = $120,000 (no change)
• GAW% = 6.05% (no change)

Payments on Death During GAW Phase

If an Owner Dies After the Initial Installment Date as a Single Covered Person for Non-Qualified Contracts

If an Owner dies after the Initial Installment date without a second Covered Person, the GLWB will terminate and no further Installments will be paid. If the death occurs before the GLWB Settlement Phase, the remaining Covered Fund Value will be liquidated and will be transferred into the Maxim Money Market Sub-Account(s), or any other fund as approved by First Great-West, and distributed to the Beneficiary. If permitted by the Contract and the Code, if applicable, the Beneficiary may elect to have a new Contract issued with the Beneficiary as the sole Owner and Covered Person and Owner, in which event an initial Benefit Base shall be established and he or she will be subject to all terms and conditions of the Contract and the Code, if applicable. Any election made by the Beneficiary is irrevocable.

If an Owner Dies After the Initial Installment Date while Second Covered Person is Living for Non-Qualified Contracts

Upon the death of an Owner after the Initial Installment Date, and while a second Covered Person who was legally married to the deceased Owner under applicable federal law on the date of death is still living, the surviving Covered Person will become the sole Owner and Beneficiary (if permitted by the terms of the Contract and the Code, if applicable), and he or she will acquire all rights under the Contract and will continue to receive GAWs based on the deceased Owner’s election. Installments may continue to be paid to the surviving Covered Person based on the GAW% for Joint Covered Persons. Installments will continue to be paid to the surviving Covered Person until his or her death and, upon death, the surviving Covered Person’s beneficiary will receive any remaining Covered Fund(s) Value if such death occurs before the GLWB Settlement Phase. Alternatively, the surviving Covered Person may elect to receive his or her portion of the Covered Fund(s) Value as a lump sum Distribution. In either situation the Ratchet Date will be the date when the Annuity Account is established.

To the extent the surviving Covered Person/Beneficiary becomes the sole Owner, he or she will be subject to all terms and conditions of the Contract, the GLWB Rider and the Code, if applicable.

Any election made by the Beneficiary pursuant to this section is irrevocable.

If the Owner Dies After the Initial Installment Date as a Single Covered Person for Qualified Contracts

If the Owner dies after the Initial Installment date without a second Covered Person, the GLWB will terminate and no further Installments will be paid. If the death occurs before the GLWB Settlement Phase, the remaining Covered Fund Value shall be distributed to the Beneficiary in accordance with the terms of the Contract. If permitted by the Contract and the Code, the Owner’s Beneficiary may elect to continue the Contract in which event an initial Benefit Base shall be established and he or she will be subject to all terms and conditions of the GLWB Rider and the Code. Any election made by the Beneficiary is irrevocable.

If the Owner Dies After the Initial Installment Date while Second Covered Person is Living for Qualified Contracts

Upon the death of an Owner after the Initial Installment Date, and while the second Covered Person is still living, the second Covered Person/Beneficiary may elect to become an Owner (if permitted by the Contract and the Code) and he or she will acquire all rights under the GLWB Rider and continue to receive GAWs based on the original Owner’s election. Installments may continue to be paid to the surviving Covered Person based on the GAW% for Joint Covered Persons. Installments will continue to be paid to the surviving Covered Person until his or her death and, upon death, the surviving Covered Person’s beneficiary will receive any remaining Covered Fund Value. Alternatively, he or she may elect to receive his or her portion of the Covered Fund Value as a lump sum Distribution or can separately elect to become an Owner. In either situation the Ratchet Date will be the date when the Account is established.

To the extent to that the Beneficiary becomes an Owner, he or she will be subject to all terms and conditions of the GLWB Rider and the Code.

Effect of Excess Withdrawals During the GLWB Withdrawal Phase

After the Initial Installment Date, the portion of Distributions or Transfers, that, combined with all other amounts, exceeds the GAW amount will be considered an Excess Withdrawal. The Benefit Base will be adjusted by the ratio of the new Covered Fund(s) Value (after the Excess Withdrawal) to the previous Covered Fund(s) Value (before the Excess Withdrawal). If an Excess Withdrawal occurs, the GAW and current Benefit Base will be adjusted on the next Ratchet Date.

Numerical Example:

Covered Fund Value before GAW =	$55,500

Benefit Base =	$100,000

GAW % =	5.5%

GAW Amount =	$100,000 x 5.5% = $5,500

Total annual withdrawal: $10,500

Excess Withdrawal =	$10,500 – $5,500 = $5,000

Covered Fund Value after GAW =	$55,500 – $5,500 = $50,000

Covered Fund Value after Excess Withdrawal =	$50,000 – $5,000 = $45,000

Covered Fund Value Adjustment due to Excess Withdrawal =	$45,000/$50,000 = 0.90

Adjusted Benefit Base =	$100,000 x 0.90 = $90,000

Adjusted GAW Amount =	$90,000 x 5.5% = $4,950

(Assuming no GAW increase on succeeding Ratchet Date)

GLWB Settlement Phase

The GLWB Settlement Phase begins when the Covered Fund(s) Value has reduced to zero as a result of negative Covered Fund(s) performance, payment of the Guarantee Benefit Fee, certain other fees (e.g., Mortality and Expense fees, advisory fees or asset management fees), and/or GAWs, but the Benefit Base is still positive.

When the GLWB Settlement Phase begins, if the remaining Covered Fund(s) Value is less than the amount of the final Installment in the GLWB Withdrawal Phase, First Great-West will pay the remaining balance of the Installment within 7 days from the Installment Date. Installments continue for your life under the terms of the GLWB Rider, but all other rights and benefits under the GLWB Rider will terminate. Installments will continue in the same frequency as previously elected, and cannot be changed during the Settlement Phase.

Distributions and Transfers are not permitted during the Settlement Phase.

During the Settlement Phase, the Guarantee Benefit Fee will not be deducted. When the last Covered Person dies during the Settlement Phase, the Certificate will terminate and no Installments will be paid to the Beneficiary.

Divorce and the Income Segment

Divorce During the GLWB Accumulation Phase – Non-Qualified Contracts

If the Annuity Account is transferred or split pursuant to a settlement agreement or a court-issued divorce Decree before the Initial Installment Date, the Owner(s) must immediately notify us and provide a copy of the Decree and any other information that we may require.

If the former Spouse of the Owner becomes the sole Owner of the Annuity Account by a settlement agreement or a court-issued divorce Decree, the Owner may request that the Contract be reissued with the former Spouse as the sole Owner, otherwise the Contract and GLWB Rider will be terminated. If the Contract is so reissued, the current Benefit Base will be maintained.

If the Annuity Account is divided between the Owner and the Owner’s former Spouse by a settlement agreement or a court-issued divorce Decree, the Owner(s) may request that the Contract be reissued as one new Contract with one of the former Spouses as sole Owner and Covered Person, or as two new Contracts, each with one of the former Spouses as Owner and Covered Person. Otherwise the Contract and GLWB Rider will be terminated. If the Contract is reissued as one new Contract, the Benefit Base will be proportionate to the share of the Covered Fund Value allocated to the former Spouse as of the date of reissuance. If the Contract is reissued as two new Contracts, the Benefit Base will be divided in the same proportion as the respective Covered Fund Values as of the date of reissuance.

Divorce During the GLWB Accumulation Phase – Qualified Contracts

Pursuant to Section 408(d)(6) of the Code and the regulations thereunder, First Great-West will make payment to the Alternate Payee and/or establish an Account on behalf of the Alternate Payee named in a Decree received during the GLWB Accumulation Phase. The Alternate Payee shall be responsible for submitting a Request to begin Distributions in accordance with the Code.

If the Alternate Payee named in the Decree is the Owner’s Spouse during the Accumulation Phase, he or she may elect to become a GLWB Elector, either by maintaining the current Benefit Base of the previous Owner, divided pursuant to the terms of the Decree, or establishing a new Benefit Base based on the current Covered Fund Value on the date his or her Account is established and he or she will continue as an Owner. If the Alternate Payee elects to maintain the current Benefit Base, the Benefit Base will be divided between the Owner and the Alternate Payee in the same proportion as their respective Covered Fund Values pursuant to the terms of the Decree In either situation, the Alternate Payee’s Election Date shall be the date the Account is established.

To the extent that the Alternate Payee becomes an Owner, she or he will be subject to all terms and conditions of the Contract.

Any election made by the Alternate Payee pursuant to this section is irrevocable

Divorce During the GAW Phase – Non-Qualified Contracts

If the Annuity Account is transferred or split pursuant to a settlement agreement or a court-issued divorce decree after the Initial Installment Date but before the GLWB Settlement Phase, the Owner(s) must immediately notify First Great-West and provide the information that First Great-West requires.

If the former Spouse of the Owner becomes the sole Owner of the Annuity Account, the Owner(s) may request that the Contract be reissued as a new Contract with the former Spouse as the sole Owner and Covered Person. Otherwise, the Contract will be terminated and any remaining Covered Fund(s) Value shall be distributed to the former Spouse of the Owner in accordance with the terms of the Contract. If the Contract is reissued, the current Benefit Base will be maintained but a new GAW will be computed if and when the new Owner becomes eligible to elect, and elects, to receive the GAW. A new Ratchet Date will be established for the new Owner on the date the new Contract and GLWB Rider are issued.

If the Annuity Account is divided between the Owner and the Owner’s former Spouse, the Owner(s) may request that the Contract be reissued as one new Contract with one of the former Spouses as Owner and Covered Person, or as two new Contracts, each with one of the former Spouses as Owner and Covered Person. Otherwise the Contract will be terminated. If the Contract is reissued as one new Contract, the Benefit Base will be proportionate to the Owner’s share of the Covered Fund(s) Value as of the date of reissuance. If the Contract is reissued as two new Contracts, the Benefit Base will be divided in the same proportion as the respective Covered Fund(s) Values as of the date of reissuance. The GAWs will be calculated based on the Single Covered Person GAW% after the Annuity Accounts are split, and new Ratchet Dates will be established for each Owner on the date the Annuity Accounts are split. In the alternative, the former Spouse of the Owner may establish a new GLWB in the GLWB Accumulation Phase with the Benefit Base based on the current Covered Fund(s) Value on the date his or her Annuity Account is established.

Divorce During the GAW Phase – Qualified Contracts

Pursuant to Section 408(d)(6) of the Code and the regulations thereunder, First Great-West will make payment to the Alternate Payee and/or establish an Account on behalf of the Alternate Payee named in a Decree approved during the Withdrawal Phase. The Alternate Payee shall be responsible for submitting a Request to begin Distributions in accordance with the Code.

Pursuant to the instructions in the Decree, if there is a single Covered Person, the Benefit Base and GAW will be divided in the same proportion as their respective Covered Fund Values as of the effective date of the Decree. The Owner may continue to receive the proportional GAWs after the accounts are split. If the Alternate Payee is the Owner’s Spouse, he or she may elect to receive his or her portion of the Covered Fund Value as a lump sum Distribution or can separately elect to become an Owner.

Pursuant to the instructions in the Decree, if there are two Covered Persons, the Benefit Base and GAW will be divided in the same proportion as their respective Covered Fund Values as of the effective date of the Decree. The Owner may continue to receive the proportional GAWs after the accounts are split, based on the amounts calculated pursuant to the joint Covered Person GAW%. If the Alternate

Payee is the GLWB Elector’s Spouse, he or she may elect to receive his or her portion of the Covered Fund Value as a lump sum Distribution or can separately elect to continue proportionate GAWs in the Withdrawal Phase based on the amounts calculated pursuant to the joint Covered Persons GAW% after the accounts are split. A new Installment anniversary date will be established for the Alternate Payee on the date the Accounts are split.

In the alternative, the Alternate Payee may establish a new GLWB in the Accumulation Phase with the Benefit Base based on the current Covered Fund Value on the date his or her Account is established.

To the extent that the Alternate Payee becomes an Owner, he or she will be subject to all terms and conditions of the GLWB Rider and the Code.

Any election made by the Alternate Payee pursuant to this section is irrevocable.

Divorce During the GLWB Settlement Phase

If a Request is made in connection with a divorce, First Great-West will divide the Installment pursuant to the terms of any settlement or divorce decree. Installments will continue pursuant to the lives of each payee.

Termination of the GLWB Rider

The GLWB Rider will terminate upon the earliest of:

(a) the date of death of the Owner if there is no surviving Covered Person;

(b) the date there is no longer a Covered Person under the GLWB Rider;

(c) the date the Contract is terminated;

(d) the date the Benefit Base is reduced to zero prior to the GLWB Settlement Phase due to one or more Excess Withdrawals;

(e) the Annuity Commencement Date, if no Installments have been taken; or

(f) when the Guarantee Benefit Fee is not received by the Company, when due.

If the GLWB is cancelled, the Benefit Base, GAW and any other benefit accrued or received under the GLWB shall terminate. The Owner may not make any subsequent GLWB Rider Contributions into the same Covered Fund(s) until at least ninety (90) calendar days after termination of the GLWB, at which point a new GLWB Rider Election Date shall be recorded. In such an event, the Benefit Base will be based on the current Covered Fund(s) Value on the date the new GLWB is established.

We will not provide Owners with notice prior to termination of the Contract or GLWB Rider and the Guarantee Benefit Fee will not be refunded upon termination of the GLWB Rider.

You should consult with your financial professional to assist you in determining whether the GLWB Rider is suited for your financial needs and investment risk tolerance. The addition of the GLWB Rider to a Contract may not be in your interest since all conditions of the Rider must be met, an additional annual fee is imposed and a Covered Person must remain living for you to receive certain benefits. Furthermore, the GLWB Rider contains different investment options (Covered Funds) and special investment limitations with conditions than otherwise available under the Contract. You should carefully consider each of these factors before deciding if a GLWB Rider is suitable for your needs, especially at older ages.

Seek Tax Advice

The following discussion of the federal income tax consequences is only a brief summary and is not intended as tax advice. The federal income tax consequences discussed here reflect our understanding of current law and the law may change. Federal estate tax consequences and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under a Contract depend on your individual circumstances or the circumstances of the person who receives the distribution. A tax advisor should be consulted for further information.

Federal Tax Matters

The following discussion is a general description of federal income tax considerations relating to the Contract and is not intended as tax advice. This discussion assumes that the Contract qualifies as an annuity contract for federal income tax purposes. This discussion is not intended to address the tax consequences resulting from all situations. If you are concerned about the tax implications relating to the ownership or use of the Contract, you should consult a competent tax advisor before initiating any transaction.

This discussion is based upon our understanding of the present federal income tax laws as they are currently interpreted by the IRS. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the IRS. Moreover, no attempt has been made to consider any applicable state or other tax laws.

Because tax laws, rules, and regulations are constantly changing, we do not make any guarantees about the Contract’s tax status.

Taxation of Annuities

Section 72 of the Code governs the taxation of annuities. An owner who is a “natural person” will not generally be taxed on increases, if any, in the value of the Annuity Account Value until a distribution of all or part of the Annuity Account Value is made (for example, withdrawals, GAW payments or annuity payouts under the annuity payout option elected). The taxable portion of a distribution (in the form of a single sum payout or an annuity) is taxable as ordinary income.

Withdrawals

Partial withdrawals, including periodic withdrawals that are not part of an annuity payout or GAW payments, are generally treated as taxable income to the extent that the Annuity Account Value immediately before the withdrawal exceeds the “investment in the Contract” at that time. Full surrenders are treated as taxable income to the extent that the amount received exceeds the “investment in the Contract.” The taxable portion of any withdrawal is taxed at ordinary income tax rates.

The IRS has not provided guidance as to the tax treatment of the charge for the GLWB (the Guarantee Benefit Fee) under the Contract. The IRS could treat the deduction of the Guarantee Benefit Fee from the Covered Fund Value as a deemed withdrawal from the contract subject to current income tax to the extent the amount deemed received exceeds the investment in the Contract and, if applicable, the 10% premature distribution penalty tax. We do not currently report charges for the GLWB as withdrawals, but we will do so in the future if the IRS requires that we do so.

Annuity Payouts

Although the tax consequences will vary depending on the annuity form elected under the Contract, in general, only the portion of the annuity payout that exceeds the exclusion amount will be taxed. The exclusion amount is generally determined by a formula that establishes the ratio of the “investment in the Contract” to the expected return under the Contract. For variable annuity payouts, in general there is no tax on the portion of each payout which represents the same ratio that the “investment in the Contract” allocated to the variable annuity payouts bears to the number of payouts expected to be made (determined by Treasury Department regulations which take into account the Annuitant’s life expectancy and the form of annuity benefit selected). However, the remainder of each annuity payout is taxable. Once the “investment in the Contract” has been fully recovered, the full amount of any additional annuity payouts is taxable. If the annuity payments stop as a result of an Annuitant’s death before full recovery of the “investment in the Contract,” you should consult a competent tax advisor regarding the deductibility of the uncovered amount.

The taxable portion of any annuity payout is taxed at ordinary income tax rates.

Penalty Tax

There may be a federal income tax penalty imposed equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions:

•	Made on or after the date on which the Owner reaches age 59 1/2.
•	Made as a result of death or disability of the Owner.
•	Received in substantially equal periodic payouts (at least annually) for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the Beneficiary.

For more details regarding this penalty tax and other exemptions that may be applicable, consult a competent tax advisor.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the Contract because of the death of an Owner. Generally such amounts are included in the income of the recipient as follows:

•	If distributed in a lump sum, they are taxed in the same manner as a full withdrawal, as described above.
•	If distributed under an annuity form, they are taxed in the same manner as annuity payouts, as described above.

Distribution at Death

In order to be treated as an annuity contract, the terms of the Contract must provide the following two distribution rules:

•

If the Owner dies before the date annuity payouts start, the entire Annuity Account Value must generally be distributed within five years after the date of death. If payable to a designated Beneficiary, the distributions may be paid over the life of that designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, so long as payouts start within one year of the Owner’s death. If the sole designated Beneficiary is the Owner’s spouse, the Contract may be continued in the name of the spouse as Owner.

•

If the Owner dies on or after the date annuity payouts start, and before the entire interest in the Contract has been distributed, payments under the Contract must continue on the same or on a more rapid schedule than that provided for in the method in effect on the date of death.

Diversification of Investments

For a Non-Qualified Contract to be treated as an annuity for federal income tax purposes, the investments of the Sub-Accounts must be “adequately diversified” in accordance with Treasury Department Regulations. If the Series Account or a Sub-Account failed to comply with these diversification standards, a Non-Qualified Contract would not be treated as an annuity contract for federal income tax purposes and the Owner would generally be taxable currently on the excess of the Annuity Account Value over the “investment in the Contract.”

Although we may not control the investments of the Covered Fund(s) or the Portfolios, we expect that the Covered Fund(s) and the Portfolios will comply with such regulations so that the Sub-accounts will be considered “adequately diversified.” Owners bear the risk that the entire Non-Qualified Contract could be disqualified as an annuity under the Code due to the failure of the Series Account or a Sub-Account to be deemed to be adequately diversified.

Owner Control

In connection with its issuance of temporary and proposed regulations under Section 817(h) in 1986, the Treasury Department announced that those regulations did not “provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Owner), rather than the insurance company to be treated as the owner of the assets in the account” (which would result in the current taxation of the income on those assets to the Owner). In Revenue Ruling 2003-91, the IRS provided such guidance by describing the circumstances under which the owner of a variable contract will not possess sufficient control over the assets underlying the contract to be treated as the owner of those assets for federal income tax purposes.

Rev. Rul. 2003-91 states that the determination of whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. We do not believe that the ownership rights of an Owner under the Contract would result in any Owner being treated as the owner of the assets of the Contract under Rev. Rul. 2003-91. However, we do not know whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. Therefore, we reserve the right to modify the Contract as necessary to attempt to prevent a Contract Owner from being considered the owner of a pro rata share of the assets of the Contract.

Transfers or Exchanges

The designation of an Annuitant, Payee, or other Beneficiary who is not also the Owner may result in adverse tax consequences that are not discussed in this Prospectus.

Multiple Contracts

All deferred, Non-Qualified Annuity Contracts that are issued by First Great-West (or our affiliates) to the same Owner during any calendar year must be treated as a single annuity contract for purposes of determining the taxable amount.

Withholding

Distributions generally are subject to withholding at rates that vary according to the type of distribution and the recipient’s tax status. Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions.

Section 1035 Exchanges

Code Section 1035 provides that no gain or loss shall be recognized on the exchange of one annuity contract for another. Generally, an annuity contract issued in an exchange for another annuity contract is treated as new for purposes of the penalty and distribution at death rules.

If the initial Contribution is made as a result of an exchange or surrender of another annuity contract, we may require that you provide information relating to the federal income tax status of the previous annuity contract to us.

In Revenue Procedure 2011-38, the IRS eased the restrictions on when a partial transfer between annuity contracts will be treated as a tax-free exchange under Code Section 1035. The original restrictions were imposed by Revenue Procedure 2008-24, which set forth the circumstances under which a direct transfer of a portion of the cash surrender value of an existing annuity contract for a second annuity contract would be treated by the IRS as a tax-free exchange.

Under Rev. Proc. 2011-38:

1.     The period of time in which cash can be withdrawn from either contract after a partial transfer has been significantly shortened from 12 months beginning on the date of the transfer to 180 days, and

2.     Annuity payments that satisfy the newly enacted partial annuitization rule of IRC § 72(a)(2) will not be treated as a distribution from either the old or new contract.

Rev. Proc. 2011-38 is effective for transfers that are completed on or after October 24, 2011.

Please discuss any tax consequences concerning any contemplated or completed transactions with a competent tax advisor.

Health Care and Education Reconciliation Act of 2010

The Health Care and Education Reconciliation Act of 2010 (the “Act”) imposes a 3.8% tax in taxable years beginning in 2013 on an amount equal to the lesser of (a) “net investment income”; or (b) the excess of a taxpayer’s modified adjusted gross income over a specified income threshold ($250,000 for married couples filing jointly, $125,000 for married couples filing separately, and $200,000 for everyone else). “Net investment income” is defined for this purpose as including the excess (if any) of gross income from annuities over allowable deductions, as such terms are defined in the Act. The term net investment income does not include any distribution from an IRA or certain other retirement plans or arrangements. Please consult the impact of the Act on you with a competent tax advisor.

Qualified Contracts

Notwithstanding any provision of the Contract or GLWB Rider, certain provisions apply to Contracts intended to qualify as Individual Retirement Annuities under section 408(b) of the Code:

•	Only the Owner may be the Annuitant of the Contract;
•	Only one Owner may be established under the Contract;
•	The Contract will be established for the exclusive benefit of the Owner and the Beneficiary;
•	The entire interest of the Owner is non-forfeitable;
•

The Contract is non-transferable. The Owner may not borrow any money under the Contract or pledge it as security for a loan. The Owner may not sell, assign or transfer the Contract, unless permitted by a Divorce or Separation Decree.

•

Separate records will be maintained for the interest of each Owner. The Company will furnish an annual calendar year report on the status of the Contract and such information concerning required minimum distributions as is prescribed by the Commissioner of Internal Revenue.

Contributions to Qualified Contracts

Except in the case of a “rollover contribution” as permitted by sections 402(c), 402(e)(6), 403(a)(4), 403(b)(8) 403(b)(10) 408(d)(3) or 457(e)(16) of the Code or a contribution made in accordance with the terms of a Simplified Employee Pension (SEP), as described in § 408(k), no Contributions will be accepted unless they are in cash. The total of such Contributions shall not exceed the maximum as Section 219(b)(5)(A) of the Code may allow, for any taxable year, regardless of whether such Contributions are deductible by the Contract Owner under Section 219(b)(5) of the Code. In the case of an individual who is age 50 or older, the annual cash Contribution limit is increased by the amount as Section 219(5)(B) of the Code may allow for any taxable year.

The Owner shall have the sole responsibility for determining whether any premium payment meets applicable income tax requirements.

Required Minimum Distributions from Qualified Contracts

Required Minimum Distributions (“RMDs”) made from the GLWB Rider will only be made in a manner consistent with the required minimum distribution or other provisions of the Code. It is the responsibility of the Owner to Request payments in accordance with the minimum distribution requirements of the Code. First Great-West is not responsible for any penalties resulting from a failure to Request timely payments in the proper amount. The Owner must begin to take payments which satisfy the minimum distribution requirements of the Code no later than April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2.

Any RMD during the GLWB Accumulation Phase will be considered an Excess Withdrawal.

During the GAW Phase, RMDs will not be considered to be Excess Withdrawals if the required minimum distribution causes the total Distributions to exceed the GAW amount to the extent the RMD Amount is attributable to the Covered Fund(s).

The Owner should consult a tax advisor regarding withdrawals to satisfy his or her RMD amount

Distributions Before Death in Qualified Contracts

Notwithstanding any provision of the Contract, GLWB Rider or Endorsement to the contrary, the distribution of the individual’s interest in the Qualified Annuity Contract shall be made in accordance with the requirements of Section 408(b)(3) of the Code and the regulations thereunder.

The Owner’s entire interest in the Contract must be distributed, or begin to be distributed, by the Owner’s required beginning date, which is April 1 of the calendar year following the calendar year in which the Owner reaches age 70 1/2. For that year, and each succeeding year, a distribution must be made on or before December 31. By the required beginning date, the Owner may elect to have the balance in the Contract distributed in one of the following forms:

(a)	a single sum payment;
(b)	equal or substantially equal payments no less frequently than annually over the life of the Owner;
(c)	equal or substantially equal payments no less frequently than annually over the lives of the Owner and the designated Beneficiary;
(d)	equal or substantially equal payments no less frequently than annually over a period not extending beyond the Owner’s life expectancy; or
(e)	equal or substantially equal payments no less frequently than annually over a period not extending beyond the joint life and last survivor expectancy of the Owner and the designated Beneficiary.

All distributions made hereunder shall be made in accordance with section 401(a)(9) of the Code, including the incidental death benefit requirements, and any other applicable regulations.

If payment is not to be made in the form of periodic annuity payments on an irrevocable basis (except for acceleration), the amount to be distributed each year, beginning with the first calendar year for which distributions are required and then for each succeeding calendar year will be determined under the applicable provisions of the Code and the implementing regulations.

Distributions Upon Death in Qualified Contracts

Distributions beginning before death. If the Owner dies after distribution has begun, the remaining portion of such interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to the individual’s death.

Distributions beginning after death. If the Owner dies before distribution has begun, distribution of the individual’s entire interest shall be completed by December 31 of the calendar year containing the fifth anniversary of the individual’s death unless an election is made to receive distribution in accordance with (1) or (2) below:

1)	If the Owner’s interest is payable to a designated Beneficiary, then the entire interest of the individual may be distributed in equal or substantially equal payments over the life or over a period certain not greater than the life expectancy of the designated Beneficiary commencing on or before December 31 of the calendar year immediately following the calendar year in which the Contract Owner died.

2)

If the designated Beneficiary is the Owner’s surviving Spouse, the date distributions are required to begin in accordance with (1) above shall not be earlier than the later of (A) December 31 of the calendar year immediately following the calendar year in which the individual died or (B) December 31 of the calendar year in which the individual would have attained age 70 1/2.

3)	If the designated Beneficiary is the Owner’s surviving Spouse, the Spouse may treat the Contract as his or her own Qualified Annuity Contract. This election will be deemed to have been made if such surviving Spouse makes a regular Contribution to the Contract, makes a rollover to or from such Contract, or fails to elect any of the above provisions.

Life expectancy is computed by use of the Single Life Table in Q&A 1 of Section 1.401(a)(9)-9 of the regulations. If distributions are being made to a surviving Spouse as the sole designated Beneficiary, such Spouse’s remaining life expectancy for a year is the number in the Single Life Table corresponding to such Spouse’s age in each year after the calendar year of the Owner’s death. In all other cases, remaining life expectancy for a year is the number in the Single Life Table corresponding to the Beneficiary’s age in the year following the calendar year of the individual’s death and reduced by 1 for each subsequent year.

Distribution of the Contracts

We offer the Contracts on a continuous basis. We offer the Contracts for sale through eligible broker/dealers that have entered into selling agreements with GWFS and us. Contracts are sold in those states where the Contract may lawfully be sold by licensed insurance agents who are registered representatives. Any eligible broker-dealers will be registered as a broker/dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and members of FINRA. GWFS may also offer the Contract directly to potential purchasers.

GWFS is the principal underwriter and distributor of the Contracts and is a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company and an affiliate of First Great-West. GWFS is registered with the SEC as a broker/dealer under the Exchange Act and is a member of FINRA. Its principal offices are located at 8515 East Orchard Road, Greenwood Village, Colorado, 80111.

First Great-West (or its affiliates, for purposes of this section only, collectively, “the Company”) pays eligible broker/dealers compensation for the promotion and sale of the Contract. Compensation paid to eligible broker/dealers is not paid directly by the Owner or the Series Account. The Company intends to fund this compensation through a number of sources, such as fees and charges imposed under the Contract and payable to the Company, and from profits on payments received by the Company from Portfolios’ advisers or administrators for providing administrative, marketing, and other support and services to the Portfolios. See “Expenses of the Portfolios” on page 33 of this Prospectus. The Company pays a portion of these proceeds to eligible broker/dealers for distribution services.

As compensation for distribution services and some Contract administrative services, the Company pays eligible broker/dealers a fee based on an annual rate of average monthly Series Account assets. The annual rate paid is higher for Sub-Account assets allocated to the Income Segment than those assets allocated to the Investment Segment. The Company also may pay a marketing allowance or allow other promotional incentives or payments to eligible broker/dealers in the form of cash or other compensation, as mutually agreed upon by the Company and eligible broker/dealers, to the extent permitted by FINRA rules and other applicable laws and regulations. You should ask your broker/dealer representative for further information about what compensation he or she, or the eligible broker/dealer, may receive in connection with your purchase of a Contract.

Voting Rights

In general, you do not have a direct right to vote the Portfolio shares held in the Series Account. However, under current law, you are entitled to give us instructions on how to vote the shares. We will vote the shares according to those instructions at regular and special shareholder meetings. If the law changes and we can vote the shares in our own right, we may elect to do so.

Before the Annuity Commencement Date, you have the voting interest. The number of votes available to you will be calculated separately for each of your Sub-Accounts. That number will be determined by applying your percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account. You hold a voting interest in each Sub-Account to which your Annuity Account Value is allocated. If you select a variable annuity option, the votes attributable to your Contract will decrease as annuity payouts are made.

The number of votes of a Portfolio will be determined as of the date established by that Portfolio for determining shareholders eligible to vote at the meeting of the Portfolio. Voting instructions will be solicited by communication prior to such meeting in accordance with procedures established by the respective Portfolios.

If we do not receive timely instructions and Owners have no beneficial interest in shares held by us, we will vote according to the voting instructions as a proportion of all Contracts participating in the Sub-Account. If you indicate in your instructions that you do not wish to vote an item, we will apply your instructions on a pro rata basis to reduce the votes eligible to be cast.

Each person or entity having a voting interest in a Sub-Account will receive proxy material, reports, and other material relating to the appropriate Portfolio.

Please note, generally the Portfolios are not required to, and do not intend to, hold annual or other regular meetings of shareholders.

Contract Owners have no voting rights in First Great-West.

Rights Reserved by First Great-West

We reserve the right to make certain changes we believe would best serve the interests of Owners and Annuitants or would be appropriate in carrying out the purposes of the Contract. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority. Approval may not be required in all cases, however. Examples of the changes we may make include:

•	To operate the Series Account in any form permitted under the 1940 Act or in any other form permitted by law.
•	To Transfer any assets in any Sub-Account to another Sub-Account, or to one or more separate accounts; or to add, combine or remove Sub-Accounts of the Series Account.
•	To substitute, for the Portfolio shares in any Sub-Account, the shares of another Portfolio or shares of another investment company or any other investment permitted by law.
•	To make any changes required by the Code or by any other applicable law in order to continue treatment of the Contract as an annuity.
•	To change the time or time of day that a valuation date is deemed to have ended.
•

To make any other necessary technical changes in the Contract in order to conform with any action the above provisions permit us to take, including changing the way we assess charges, without increasing them for any outstanding Contract beyond the aggregate amount guaranteed.

Legal Proceedings

Currently, the Series Account is not a party to, and its assets are not subject to any material legal proceedings. Further, First Great-West is not currently a party to, and its property is not currently subject to, any material legal proceedings. The lawsuits to which First Great-West is a party are, in the opinion of management, in the ordinary course of business, and are not expected to have a material adverse effect on the financial results, conditions, or prospects of First Great-West.

Legal Matters

Advice regarding certain legal matters concerning the federal securities laws applicable to the issue and sale of the Contract has been provided by Jorden Burt LLP.

Independent Registered Public Accounting Firm

The financial statements and financial highlights of each of the investment options of the Variable Annuity-2 Series Account of First Great-West Life & Annuity Insurance Company and the financial statements of First Great-West Life & Annuity Insurance Company included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the Registration Statement which report on the financial statements of First Great-West Life & Annuity Insurance Company expresses an unqualified opinion and includes an explanatory paragraph referring to the change in accounting for the recognition and presentation of other-than-temporary impairments for certain investments, as required by accounting guidance adopted on April 1, 2009, and both have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Available Information

You may request a free copy of the SAI. Please direct any oral, written, or electronic request for such documents to:

Retirement Operations Resource Center

P.O. Box 173920

Denver, CO 80217-3920

1-877-723-8723

The SEC maintains an Internet web site (http://www.sec.gov) that contains the SAI and other information filed electronically by First Great-West concerning the Contract and the Series Account.

You also can review and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference room by calling the SEC at 1-800-SEC-0330.

The SAI contains more specific information relating to the Series Account and First Great-West, such as:

•	general information;
•	information about First Great-West Life & Annuity Insurance Company and the Variable Annuity-2 Series Account;
•	the calculation of annuity payouts;
•	services;
•	withholding; and
•	financial statements.

Appendix A – Net Investment Factor

The Net Investment Factor is determined by dividing (a) by (b), and subtracting (c) from the result where:

(a) is the net result of:

1) the net asset value per share of the Portfolio shares determined as of the end of the current Valuation Period, plus

2) the per share amount of any dividend (or, if applicable, capital gain distributions) made by the Portfolio on shares if the “ex-dividend” date occurs during the current Valuation Period, minus or plus

3) a per unit charge or credit for any taxes incurred by or provided for in the Sub-Account, which is determined by First Great-West to have resulted from the investment operations of the Sub-Account, and

(b) is the results of:

1) the net asset value per share of the Portfolio shares determined as of the end of the immediately preceding Valuation Period; minus or plus

2) the per unit charge or credit for any taxes incurred by or reserved for in the Sub-Account for the immediately preceding Valuation Period; and

(c) is an amount representing the Mortality and Expense Risk Charge deducted from each Sub-Account on a daily basis. Such amount is equal to 0.25% if you have selected Death Benefit option 1 or 0.45% if you have selected Death Benefit option 2.

The Net Investment Factor may be greater than, less than, or equal to one. Therefore, the Accumulation Unit Value may increase, decrease, or remain unchanged.

The net asset value per share referred to in paragraphs (a)(1) and (b) above, reflects the investment performance of the Portfolio as well as the payment of Portfolio expenses.

A-1

VARIABLE ANNUITY-2 SERIES ACCOUNT

FIRST GREAT-WEST SMART TRACKSM VARIABLE ANNUITY

Individual Flexible Premium Deferred

Variable Annuity Contracts

issued by

First Great-West Life & Annuity Insurance Company

50 Main Street

White Plains, NY 10606

Telephone: (877) 723-8723

STATEMENT OF ADDITIONAL INFORMATION

This Statement of Additional Information is not a prospectus and should be read in conjunction with the Prospectus, dated [                    ], which is available without charge by contacting the Retirement Operations Resource Center, P.O. Box 173921, Denver, Colorado 80217-3921 or at 1-877-723-8723.

The date of this Statement of Additional Information is

[                    ]

GENERAL INFORMATION

In order to supplement the description in the Prospectus, the following provides additional information about the Contracts and other matters which may be of interest to you. Terms used in this Statement of Additional Information have the same meanings as are defined in the Prospectus under the heading “Definitions.”

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY AND THE VARIABLE ANNUITY-2 SERIES ACCOUNT

First Great-West Life & Annuity Insurance Company (the “Company” or “First Great-West”) (formerly known as Canada Life Insurance Company of New York), the issuer of the Contract, is a New York corporation qualified to sell life insurance and annuity contracts in New York. It was qualified to do business on June 7, 1971. The Company is a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company (“GWL&A”), a Colorado stock life insurance company. GWL&A is a wholly owned subsidiary of GWL&A Financial, Inc., a Delaware holding company. GWL&A Financial, Inc. is an indirect wholly-owned subsidiary of Great-West Lifeco Inc., a Canadian holding company. Great-West Lifeco Inc. is a subsidiary of Power Financial Corporation, a Canadian holding company with substantial interests in the financial services industry. Power Financial Corporation is a subsidiary of Power Corporation of Canada, a Canadian holding and management company. Mr. Paul Desmarais, through a group of private holding companies that he controls, has voting control of Power Corporation of Canada.

The assets allocated to the Variable Annuity-2 Series Account (the “Series Account”) are the exclusive property of the Company. Registration of the Series Account under the Investment Company Act of 1940 does not involve supervision of the management or investment practices or policies of the Series Account or of the Company by the Securities and Exchange Commission. The Company may accumulate in the Series Account proceeds from charges under the Contracts and other amounts in excess of the Series Account assets representing reserves and liabilities under the Contract and other variable annuity contracts issued by the Company. The Company may from time to time transfer to its general account any of such excess amounts. Under certain remote circumstances, the assets of one Sub-Account may not be insulated from liability associated with another Sub-Account.

CALCULATION OF ANNUITY PAYMENTS

Variable Annuity Payout Options

The Company converts the accumulation units for each Sub-Account held by you into Annuity Units at their values determined as of the end of the valuation period which contains the Annuity Commencement Date. The number of Annuity Units paid for each Investment Segment Sub-Account is determined by dividing the amount of the first payment by the Annuity Unit value on the first valuation date preceding the date the first payout is due. The number of Annuity Units used to calculate each payout for an Investment Segment Sub-Account remains fixed during the Annuity Payment Period.

The first payment under a variable annuity payment option will be based on the value of each Investment Segment Sub-Account on the first valuation date preceding the Annuity Commencement Date. It will be determined by applying the appropriate rate to the amount applied under the payout option. Payments after the first will vary depending upon the investment experience of the Investment Segment Sub-Accounts. The subsequent amount paid is determined by multiplying (a) by (b) where (a) is the number of Annuity Units to be paid and (b) is the Annuity Unit value on the first valuation date preceding the date the annuity payout is due. The total amount of each variable annuity payout will be the sum of the variable annuity payments for each Investment Segment Sub-Account.

SERVICES

A.        Safekeeping of Series Account Assets

The assets of the Series Account are held by the Company. The assets of the Series Account are kept physically segregated and held separate and apart from the general account of the Company. The Company maintains records of all purchases and redemptions of shares of the Portfolios. Additional protection for the assets of the Series Account is afforded by a financial institution bond that includes fidelity coverage issued to The Great-West LifeCo, Inc. and subsidiary companies in the amount of $50 million (Canadian) per occurrence and $100 million (Canadian) aggregate, which covers all officers and employees of the Company.

B.        Independent Registered Public Accounting Firm

Deloitte & Touche LLP 555 Seventeenth Street, Suite 3600, Denver, Colorado 80202 serves as the Company’s and the Series Account’s independent registered public accounting firm. Deloitte & Touche LLP audits financial statements for the Company and the Series Account and provides other audit, tax, and related services.

The financial statements and financial highlights of each of the investment divisions of the Variable Annuity-2 Series Account of First Great-West Life & Annuity Insurance Company and the financial statements of First Great-West Life & Annuity Insurance Company included in this Prospectus and elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the Registration Statement which report expresses an unqualified opinion on the financial statements of First Great-West Life & Annuity Insurance Company and includes an explanatory paragraph referring to the change in accounting for the recognition and presentation of other-than-temporary impairments for certain investments, as required by accounting guidance adopted on April 1, 2009, and both have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

C.        Principal Underwriter

The offering of the Contracts is made on a continuous basis by GWFS Equities, Inc. (“GWFS”), a wholly owned subsidiary of the Company. GWFS is a Delaware corporation and is a member of FINRA. The Company does not anticipate discontinuing the offering of the Contract, although it reserves the right to do so. The Contract generally will be issued for Annuitants from birth to age ninety.

D.        Administrative Services

Certain administrative services are provided by GWFS to assist the Company in processing the Contracts. These services are described in written agreements between GWFS and the Company.

WITHHOLDING

Annuity payments and other amounts received under the Contract are subject to income tax withholding unless the recipient elects not to have taxes withheld. The amounts withheld will vary among recipients depending on the tax status of the individual and the type of payments from which taxes are withheld.

Notwithstanding the recipient's election, withholding may be required with respect to certain payments to be delivered outside the United States. Moreover, special “backup withholding” rules may require the Company to disregard the recipient’s election if the recipient fails to supply the Company with a “TIN” or taxpayer identification number (social security number for individuals), or if the Internal Revenue Service notifies the Company that the TIN provided by the recipient is incorrect.

FINANCIAL STATEMENTS

The financial statements of the Company should be considered only as bearing upon the Company’s ability to meet its obligations under the Contracts, and they should not be considered as bearing on the investment performance of the Series Account. The variable interest of Owners under the Contracts is affected solely by the investment results of the Series Account.

First Great-West Life & Annuity Insurance Company (a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

Balance Sheets as of December 31, 2010 and 2009 and Related Statements of Income, Statements of Stockholder’s Equity and Statements of Cash Flows for Each of the Three Years in the Period Ended December 31, 2010 and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of

First Great-West Life & Annuity Insurance Company

White Plains, New York

We have audited the accompanying balance sheets of First Great-West Life & Annuity Insurance Company (the “Company”) as of December 31, 2010 and 2009, and the related statements of income, stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of First Great-West Life & Annuity Insurance Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Company changed its accounting for the recognition and presentation of other-than-temporary impairments for certain investments, as required by accounting guidance adopted on April 1, 2009.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado

April 8, 2011

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Balance Sheets

December 31, 2010 and 2009

(In Thousands, Except Share Amounts)

	December 31,
	2010	2009
Assets
Investments:
Fixed maturities, available-for-sale, at fair value (amortized cost $562,753 and $517,231)	$575,373	$506,328
Fixed maturities, held-for-trading, at fair value (amortized cost $3,007 and $0)	2,857	-
Mortgage loans on real estate (net of allowances of ($750 and $796)	75,276	80,458
Equity investments, available-for-sale, at fair value (cost $110 and $59)	98	87
Policy loans	14,976	13,667
Short-term investments, available-for-sale (cost approximates fair value)	127,201	75,477
Other investments	-	155

Total investments	795,781	676,172
Other assets:
Cash	572	4,710
Reinsurance receivable	47,033	47,012
Deferred acquisition costs and value of business acquired	11,922	13,412
Investment income due and accrued	4,791	4,982
Premiums in course of collection	480	395
Deferred income tax asset, net	890	7,869
Collateral under securities lending agreements	48,136	22,943
Due from parents and affiliates	2,280	-
Other assets	1,455	6,202
Assets of discontinued operations	2,431	6,761
Separate account assets	230,483	193,556

Total assets	$1,146,254	$984,014

See notes to financial statements.	(Continued	)

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Balance Sheets

December 31, 2010 and 2009

(In Thousands, Except Share Amounts)

	December 31,
	2010	2009
Liabilities and stockholder’s equity
Policy benefit liabilities:
Future policy benefits	$601,373	$576,285
Policy and contract claims	2,219	3,111
Policyholders’ funds	2,569	2,813
Provision for policyholders’ dividends	1,600	1,600
Undistributed earnings on participating business	6,803	3,580

Total policy benefit liabilities	614,564	587,389
General liabilities:
Due to parent and affiliates	-	2,451
Repurchase agreements	146,139	82,301
Payable under securities lending agreements	48,136	22,943
Other liabilities	4,401	8,735
Liabilities of discontinued operations	2,381	6,769
Separate account liabilities	230,483	193,556

Total liabilities	1,046,104	904,144

Commitments and contingencies (Note 13)

Stockholder’s equity:
Common stock, $1,000 par value, 10,000 shares authorized; 2,500 shares issued and outstanding	2,500	2,500
Additional paid-in capital	56,350	56,350
Accumulated other comprehensive income (loss)	4,306	(6,979)
Retained earnings	36,994	27,999

Total stockholder’s equity	100,150	79,870

Total liabilities and stockholder’s equity	$1,146,254	$984,014

See notes to financial statements.	(Concluded)

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Statements of Income

Years ended December 31, 2010, 2009 and 2008

(In Thousands)

	Year ended December 31,
	2010	2009	2008
Revenues:
Premium income, net of premiums ceded of $4,736, $8,428 and $10,807	$15,508	$13,762	$15,263
Fee income	4,860	4,448	5,852
Net investment income	35,832	32,550	31,001
Realized investment gains (losses), net:
Total other-than-temporary losses	(301)	(236)	(5,717)
Other realized investment gains (losses), net	2,487	(456)	502

Total realized investment gains (losses), net	2,186	(692)	(5,215)

Total revenues	58,386	50,068	46,901

Benefits and expenses:
Life and other policy benefits, net of reinsurance recoveries of $3,465, $13,484 and $10,469	18,612	21,393	22,303
Increase (decrease) in policy reserves	(4,295)	(7,923)	(6,612)
Interest paid or credited to contractholders	12,729	13,348	12,176
Provision (benefit) for policyholders’ share of earnings on participating business	2,197	1,245	1,370
Dividends to policyholders	1,526	1,397	1,333

Total benefits	30,769	29,460	30,570
General insurance expenses	8,860	9,395	6,009
Amortization of deferred acquisition costs and value of business acquired	2,631	2,285	2,333

Total benefits and expenses, net	42,260	41,140	38,912

Income from continuing operations before income taxes	16,126	8,928	7,989
Income tax expense	7,131	2,471	2,708

Income from continuing operations	8,995	6,457	5,281
Income (loss) from discontinued operations, net of income tax (benefit) expense of $ -, ($35) and $2,923	-	(65)	834

Net income	$8,995	$6,392	$6,115

See notes to financial statements.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Statements of Stockholder’s Equity

Years ended December 31, 2010, 2009 and 2008

(In Thousands)

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balances, January 1, 2008	$2,500	$56,350	$1,441	$14,095	$74,386
Net income				6,115	6,115
Net change in unrealized gains (losses)			(24,303)		(24,303)

Total comprehensive income					(18,188)

Balances, December 31, 2008	2,500	56,350	(22,862)	20,210	56,198
Net income				6,392	6,392
Non-credit component of impairment losses on fixed maturities, available-for-sale			555		555
Net change in unrealized gains (losses)			16,725		16,725

Total comprehensive income					23,672
Impact of adopting ASC section 320-10-65 “Investments - Debt and Equity Securities” on avaivable-for-sale securities, net of tax			(1,397)	1,397	-

Balances, December 31, 2009	2,500	56,350	(6,979)	27,999	79,870
Net income				8,995	8,995
Non-credit component of impairment losses on fixed maturities, available-for-sale			382		382
Net change in unrealized gains (losses)			10,903		10,903

Total comprehensive income					20,280

Balances, December 31, 2010	$2,500	$56,350	$4,306	$36,994	$100,150

See notes to financial statements.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Statements of Cash Flows

Years ended December 31, 2010, 2009 and 2008

(In Thousands)

	Year ended December 31,
	2010	2009	2008
Cash flows from operating activities:
Net income	$8,995	$6,392	$6,115
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Earnings allocated to participating policyholders	2,197	1,245	1,370
Amortization of premiums, (accretion) of discounts on investments, net	(1,599)	(1,137)	(727)
Net realized (gains) losses on investments	(5,005)	692	5,162
Net proceeds (purchases) of trading securities	(3,007)	184	3,914
(Gains) losses on hedged assets	(3,632)	4,691	(4,927)
Interest credited to contractholders	12,625	13,174	11,975
Depreciation and amortization	2,645	2,305	2,369
Deferral of acquisition costs	(2,049)	(1,701)	(2,423)
Deferred income taxes	349	1,511	(2,059)
Other, net	148	(749)	60
Changes in assets and liabilities:
Policy benefit liabilities	(13,850)	(15,940)	(9,869)
Reinsurance receivable	4,226	3,598	(5,012)
Accrued interest and policyholder receivables	106	(621)	1,886
Other assets	2,743	(2,401)	1,270
Other liabilities	(1,642)	3,715	(3,227)

Net cash provided by operating activities	3,250	14,958	5,877

Cash flows from investing activities:
Proceeds from sales, maturities and redemptions of investments:
Fixed maturities available-for-sale	313,832	69,080	141,518
Mortgage loans on real estate	7,786	5,874	7,449
Equity investments	85	-	35
Purchases of investments:
Fixed maturities available-for-sale	(288,319)	(100,116)	(123,119)
Mortgage loans on real estate	(3,500)	-	(8,650)
Equity investments	(110)	(2)	(73)
Net change in short-term investments	(116,632)	(127,373)	(11,027)
Net change in repurchase agreements	63,838	82,301	-
Policy loans, net	(953)	(700)	(1,400)
Other, net	672	1,501	(876)

Net cash provided by (used in) investing activities	(23,301)	(69,435)	3,857

See notes to financial statements.	(Continued)

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Statements of Cash Flows

Years ended December 31, 2010, 2009 and 2008

(In Thousands)

	Year ended December 31,
	2010	2009	2008
Cash flows from financing activities:
Contract deposits	$93,008	$86,614	$90,395
Contract withdrawals	(72,574)	(30,521)	(96,663)
Change in due to parent and affiliates	(4,694)	1,161	(3,204)
Change in bank overdrafts	173	405	(613)

Net cash provided by (used in) financing activities	15,913	57,659	(10,085)

Net increase (decrease) in cash	(4,138)	3,182	(351)
Cash, beginning of year	4,710	1,528	1,879

Cash, end of year	$572	$4,710	$1,528

Supplemental disclosures of cash flow information:
Net cash paid (received) during the year for income taxes	$(686)	$(1,528)	$9,283

Non-cash investing transactions during the year:
Fair value of assets acquired in settlement of fixed maturity investments	$-	$-	$212
Real estate acquired in satisfaction of debt	578	-	-

See notes to financial statements.	(Concluded)

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

1.	Organization, Basis of Presentation and Significant Accounting Policies

Organization - First Great-West Life & Annuity Insurance Company (the “Company”) is a wholly-owned direct subsidiary of Great-West Life & Annuity Insurance Company (“GWL&A”).

The Company offers individual life insurance and individual and group annuity products. The Company is incorporated as a stock life insurance company in the State of New York and is subject to regulation by the New York Department of Insurance.

Basis of presentation - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are required to account for valuation of investments and other-than-temporary impairments, valuation and accounting for derivative instruments, deferred acquisition costs and value of business acquired, policy and contract benefits and claims and taxes on income. Actual results could differ from those estimates.

The Company is a member of a controlled group and therefore, its results are not indicative of those of a stand alone company. See Note 4 for related party amounts.

Significant accounting policies

Investments - Investments are reported as follows:

1.

The Company classifies the majority of its fixed maturity and all of its equity investments as available-for-sale and records them at fair value with the related net unrealized gain or loss, net of policyholder related amounts and deferred taxes, in accumulated other comprehensive income (loss) in the stockholder’s equity section of the accompanying balance sheets. Net unrealized gains and losses related to participating contract policies that cannot be distributed are recorded as undistributed earnings on participating business in the Company’s balance sheets. The Company recognizes the acquisition of its public fixed maturity and equity investments on a trade date basis.

Premiums and discounts are recognized as a component of net investment income using the scientific interest method, realized gains and losses are included in net realized investment gains (losses) and declines in value determined to be other-than-temporary are included in total other-than-temporary losses.

The Company purchases fixed maturity securities which are classified as held for trading. Assets in the held for trading category are carried at fair value with changes in fair value reported in net investment income.

The recognition of income on certain investments (e.g. loan-backed securities, including mortgage-backed and asset-backed securities) is dependent upon market conditions, which may result in prepayments and changes in amounts to be earned. Prepayments on all mortgage-backed and asset-backed securities are monitored monthly and amortization of the premium and/or the accretion of the discount associated with the purchase of such securities are adjusted by such prepayments.

2.

Mortgage loans on real estate consist of domestic commercial collateralized loans and are carried at their unpaid principal balances adjusted for any unamortized premiums or discounts and allowances for credit losses. Interest income is accrued on the unpaid principal balance for all loans, except for loans on non-accrual status. Premiums and discounts are amortized to net investment income using the scientific interest method. Prepayment penalty fees are recognized in other realized investment gains upon receipt.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

The Company reviews the reasonableness of its credit loss methodology quarterly, by reviewing certain key indicators by loan type, including but not limited to, trends in the number of individual loans in default, number of late payments and other data indicative of underperforming loans. Additionally, the Company’s provision methodology is reviewed for reasonableness in relation to current trends in market data affecting collateral values, local and national economic market conditions and their effect on the Company’s historic loan loss experience. The primary risk characteristics in the portfolio include the borrower’s inability to service debt from operations and collateral valuation declines due to leasing or market conditions. Risk is mitigated through first position collateralization, guarantees, loan covenants and borrower reporting requirements. Since the Company does not originate or hold uncollateralized mortgages, loans are generally not fully charged off. Generally, unrecoverable amounts are charged off during the final stage of the foreclosure process.

3.

Equity investments classified as available-for-sale are carried at fair value with net unrealized gains and losses, net of deferred taxes, reported as accumulated other comprehensive income (loss) in the stockholder’s equity section of the Company’s balance sheets. Realized gains and losses are included in net realized investment gains (losses). Declines in value, determined to be other-than-temporary, are included in total other-than-temporary losses.

4.	Policy loans are carried at their unpaid balances.

5.

Short-term investments include securities purchased with initial maturities of one year or less and are carried at amortized cost, which approximates fair value. The Company classifies its short-term investments as available-for-sale.

6.

The Company may employ a trading strategy that involves the sale of securities with a simultaneous agreement to repurchase similar securities at a future date at an agreed-upon price. Proceeds of the sale are reinvested in other securities and may enhance the current yield and total return. The difference between the sales price and the future repurchase price is recorded as an adjustment to net investment income. During the period between the sale and repurchase, the Company will not be entitled to receive interest and principal payments on the securities sold. Losses may arise from changes in the value of the securities or if the counterparty enters bankruptcy proceedings or becomes insolvent. In such cases, the Company’s right to repurchase the security may be restricted. Amounts owed to brokers under these arrangements are included in repurchase agreements in the accompanying balance sheets. The liability is collateralized by securities with approximately the same fair value.

7.

The Company receives collateral for lending securities that are held as part of its investment portfolio. The Company requires collateral in an amount greater than or equal to 102% of the market value of domestic securities loaned and 105% of foreign securities loaned. Such collateral is used to replace the securities loaned in event of default by the borrower. The Company’s securities lending transactions are accounted for as collateralized borrowings. Collateral is defined as government securities, letters of credit and/or cash collateral. The borrower can return and the Company can request the loaned securities at any time. The Company maintains ownership of the loaned securities at all times and is entitled to receive from the borrower any payments for interest or dividends received on such securities during the loan term.

8.

One of the significant estimates inherent in the valuation of investments is the evaluation of fixed maturities for other-than-temporary impairments. The evaluation of impairments is a quantitative and qualitative process, which is subject to risks and uncertainties and is intended to determine whether declines in the fair value of investments should be recognized in current period earnings. The risks and uncertainties include changes in general economic conditions, the issuer’s financial condition or near term recovery prospects, the effects of changes in interest rates or credit spreads and the recovery period. The Company’s accounting policy requires that a decline in the value of a security below its cost or amortized cost basis be assessed to determine if the decline is other-than-temporary.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

If management either (a) has the intent to sell a fixed maturity investment or (b) it is more likely than not the Company will be required to sell a fixed maturity investment before its anticipated recovery, a charge is recorded in net realized investment losses equal to the difference between the fair value and cost or amortized cost basis of the security. If management does not intend to sell the security and it is not more likely than not the Company will be required to sell the fixed maturity investment before recovery of its amortized cost basis, but the present value of the cash flows expected to be collected (discounted at the effective interest rate implicit in the fixed maturity investment prior to impairment) is less than the amortized cost basis of the fixed maturity investment (referred to as the credit loss portion), an other-than-temporary impairment is considered to have occurred. In this instance, total other-than-temporary impairment is bifurcated into two components: the amount related to the credit loss, which is recognized in current period earnings; and the amount attributed to other factors (referred to as the non-credit portion), which is recognized as a separate component in accumulated other comprehensive income (loss). After the recognition of an other-than-temporary impairment, a fixed maturity investment is accounted for as if it had been purchased on the measurement date of the other-than-temporary impairment, with an amortized cost basis equal to the previous amortized cost basis less the other-than-temporary impairment recognized in earnings.

Derivative financial instruments – All derivatives, regardless of hedge accounting treatment, are recorded on the balance sheet in other assets and other liabilities at fair value. Accounting for the ongoing changes in the fair value of a derivative depends upon the intended use of the derivative and its designation as determined when the derivative contract is entered into. If the derivative is designated as a fair value hedge, the changes in its fair value and of the fair value of the hedged item attributable to the hedged risk are recognized in earnings in net investment income. Changes in the fair value of derivatives not qualifying for hedge accounting are recognized in net investment income in the period of the change. Investment gains and losses generally result from the termination of derivative contracts prior to expiration.

Cash - Cash includes only amounts in demand deposit accounts.

Bank overdrafts - The Company’s cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Checks issued but not yet presented to banks for payment can result in overdraft balances for accounting purposes and are included in other liabilities in the accompanying balance sheets. This liability was $622 and $449 at December 31, 2010 and 2009, respectively.

Deferred acquisition costs and value of business acquired - Deferred acquisition costs (“DAC”), which primarily consists of sales commissions and costs associated with the Company’s sales representatives related to the production of new business or through the acquisition of insurance or annuity contracts through indemnity reinsurance transactions, have been deferred to the extent recoverable. The value of business acquired (“VOBA”) represents the estimated fair value of insurance or annuity contracts acquired either directly through the acquisition of another insurance company or through the acquisition of insurance or annuity contracts through assumption reinsurance transactions. The recoverability of such costs is dependent upon the future profitability of the related business. DAC and VOBA associated with the annuity products and flexible premium universal life insurance products are being amortized over the life of the contracts in proportion to the emergence of gross profits. Retrospective adjustments of these amounts are made when the Company revises its estimates of current or future gross profits. DAC and VOBA associated with traditional life insurance are amortized over the premium-paying period of the related policies in proportion to premium revenues recognized. DAC and VOBA, for applicable products, are adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in “Accumulated Other Comprehensive Income (Loss)”. See Note 8 for additional information regarding deferred acquisition costs and the value of business acquired.

Separate accounts - Separate account assets and related liabilities are carried at fair value in the accompanying balance sheets. The Company issues variable annuity contracts through separate accounts

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder and therefore, are not included in the Company’s statements of income.

Revenues to the Company from the separate accounts consist of contract maintenance fees, investment management fees, administrative fees and mortality and expense risk charges.

The Company’s separate accounts invest in shares of Maxim Series Fund, Inc., an open-end management investment company, which is an affiliate of GWL&A, and shares of other non-affiliated mutual funds and government and corporate bonds.

Life insurance and annuity future benefits - Life insurance and annuity future benefits with life contingencies in the amounts of $369,976 and $356,809 at December 31, 2010 and 2009, respectively, are computed on the basis of estimated mortality, investment yield, withdrawals, future maintenance and settlement expenses and retrospective experience rating premium refunds. Annuity contract benefits without life contingencies in the amounts of $231,126 and $219,229 at December 31, 2010 and 2009, respectively, are established at the contractholder’s account value.

Reinsurance - The Company enters into reinsurance transactions as a purchaser of reinsurance. In the normal course of its business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding risks to other insurance enterprises under excess coverage and coinsurance contracts. For each of its reinsurance agreements, the Company determines if the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. If the Company determines that a reinsurance agreement does not provide indemnification against loss or liability relating to insurance risk, the Company records the agreement using the deposit method of accounting. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

Policy benefits and policy and contract claims ceded to other insurance companies are carried as a reinsurance receivable in the accompanying balance sheets. The cost of reinsurance related to long duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

Policy and contract claims - Policy and contract claims include provisions for claims incurred but not reported and claims in the process of settlement. The provision for claims incurred but not reported is valued based primarily on the Company’s prior experience. The claims in the process of settlement are valued in accordance with the terms of the related policies and contracts.

Participating business - The Company has participating policies in which the policyholder shares in the Company’s earnings through policyholder dividends that reflect the difference between the assumptions used in premium charged and the actual experience on those policies. The amount of dividends to be paid is determined by the Board of Directors.

Participating life and annuity policy benefit liabilities are $109,732 and $110,389 at December 31, 2010 and 2009, respectively. Participating business approximates 11% and 11% of the Company’s individual life insurance in-force at December 31, 2010 and 2009, respectively, and 34%, 40% and 43% of individual life insurance premium income for the years ended December 31, 2010, 2009 and 2008, respectively. The policyholder’s share of net income on participating policies is excluded from stockholder’s equity and recorded as undistributed earnings on participating business in the balance sheet.

Recognition of premium and fee income and benefits and expenses - Life insurance premiums are recognized when due. Annuity contract premiums with life contingencies are recognized as received. Revenues for annuity and other contracts without significant life contingencies consist of contract charges for the cost of insurance and contract administration and surrender fees that have been assessed against the

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

contract account balance during the period and are recognized when earned. Fees from assets under management, which consist of contract maintenance fees, administration fees and mortality and expense risk charges, are recognized when due. Benefits and expenses on policies with life contingencies are associated with earned premiums so as to result in recognition of profits over the life of the contracts. Premiums and policyholder benefits and expenses are presented net of reinsurance.

Net investment income - Interest income from fixed maturities and mortgage loans on real estate is recognized when earned. Net investment income on equity securities is primarily comprised of dividend income and is recognized on ex-dividend date.

Realized investment gains (losses) and derivative financial instruments - Realized investment gains and losses are reported as a component of revenues and are determined on a specific identification basis. Realized investment gains and losses also result from the termination of derivative contracts prior to expiration that are not designated as hedges for accounting purposes and certain fair-value hedge relationships. See Investments item 8 above for a description of realized investment gains (losses) as it relates to other-than-temporary impairments.

Income taxes - Income taxes are recorded using the asset and liability method in which deferred tax assets and liabilities are recorded for expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, all expected future events, other than the enactments or changes in the tax laws or rules, are considered. Although realization is not assured, management believes it is more likely than not that the deferred tax asset will be realized.

Regulatory requirements - In accordance with the requirements of the New York State Department of Insurance, the Company must demonstrate that it maintains adequate capital. At December 31, 2010 and 2009, the Company was in compliance with the requirement (See Note 9). Also, in accordance with the requirements of the regulatory authorities in the states in which the Company conducts its business, it is required to maintain deposits with those authorities for the purpose of security for policy and contractholders.

2.	Application of Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In March 2008, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 161, “Disclosures About Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS No. 161”). Effective July 1, 2009, SFAS No. 161 was superseded and replaced by certain provisions of the FASB Accounting Standards CodificationTM (the “ASC”) topic 815, “Derivatives and Hedging” (“ASC topic 815”). These provisions of ASC topic 815 apply to all derivative instruments and related hedged items. These provisions of ASC topic 815 require entities to provide enhanced disclosures regarding (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. These provisions of ASC topic 815 are effective for fiscal years beginning after November 15, 2008. The Company adopted these provisions of ASC topic 815 for its fiscal year beginning January 1, 2009.

In April 2009, the FASB issued Staff Position No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP No. FAS 115-2 and FAS 124-2”). Effective July 1, 2009, FSP No. FAS 115-2 and FAS 124-2 was superseded and replaced by certain provisions of ASC topic 320, “Investments - Debt and Equity Securities” (“ASC topic 320”). These provisions of ASC topic 320 require companies, among other things, to bring greater consistency to the timing of impairment recognition and provide for greater clarity about the credit and non-credit components of impaired debt securities that are not expected to be sold. These provisions of ASC topic 320 also require increased and timelier disclosures regarding expected cash flows, credit losses and an aging of securities with unrealized losses. These provisions of ASC topic 320 were effective for interim and annual periods ending after June 15, 2009. The

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

Company adopted these provisions of ASC topic 320 for its fiscal quarter ended June 30, 2009 and recognized the effect of applying them as a change in accounting principle. The Company recognized a $1,397, net of income taxes, cumulative effect adjustment upon initially applying these provisions of ASC topic 320 as an increase to retained earnings with a corresponding decrease to accumulated other comprehensive income (loss).

In January 2010, the FASB issued ASU No. 2010-06 “Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements” (“ASU No. 2010-06”). ASU No. 2010-06 provides for disclosure of significant transfers in and out of the fair value hierarchy Levels 1 and 2, and the reasons for these transfers. In addition, ASU No. 2010-06 provides for separate disclosure about purchases, sales, issuances and settlements in the Level 3 hierarchy roll forward activity. ASU No. 2010-06 is effective for interim and annual periods beginning after December 31, 2009 except for the provisions relating to purchases, sales, issuances and settlements of Level 3 investments, which are effective for fiscal years beginning after December 15, 2010. The Company adopted the disclosure provisions of ASU 2010-06 for its fiscal year beginning January 1, 2010 and will adopt the Level 3 purchase, sales, issuances and settlement provisions for its fiscal year beginning January 1, 2011. The adoption ASU No. 2010-06 did not have an impact on the Company’s financial position or the results of its operations.

In February 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-10 “Consolidation: Amendments for Certain Investment Funds” (“ASU No. 2010-10”). ASU No. 2010-10 defers the effective date of the amendments to the consolidation requirements made by certain provisions of ASC topic 810 (formerly SFAS No. 167), specifically the evaluation of a company’s interests in mutual funds, private equity funds, hedge funds, real estate entities that measure their investments at fair value, real estate investment trusts and venture capital funds. The deferral provisions of ASU No. 2010-10 will continue indefinitely. ASU No. 2010-10 was effective for interim and annual periods in fiscal years beginning after November 15, 2009. The Company adopted ASU No. 2010-10 for its fiscal year beginning January 1, 2010. The adoption of ASU No. 2010-10 did not have an impact on the Company’s financial position or the results of its operations.

In July 2010, the FASB issued ASU No. 2010-20 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU No. 2010-20”). ASU No. 2010-20 provides for entities to disclose credit quality indicators, aging of past due amounts, the nature and extent of troubled debt restructurings, modifications as a result of troubled debt restructurings and significant sales or purchases, by disaggregated class, for its financing receivables. ASU No. 2010-20 is effective for fiscal periods ending after December 15, 2010. The Company adopted ASU No. 2010-20 for its fiscal year ended December 31, 2010. The provisions of ASU No. 2010-20 related to troubled debt restructurings have been temporarily deferred and are expected to be effective for periods ending on or after June 15, 2011. As such, the Company has not adopted the provisions of ASU No. 2010-20 related to this deferral. The provisions of ASU No. 2010-20 relate only to financial statement disclosures regarding financing receivables and, accordingly, its adoption did not have an impact on the Company’s financial position or the results of its operations

Future adoption of new accounting pronouncements

In April 2010, the FASB issued ASU No. 2010-15 “How Investments Held through Separate Accounts Affect an Insurer’s Consolidation Analysis of Those Investments” (“ASU No. 2010-15”). ASU No. 2010-15 clarifies that an insurance company should not consider any separate account interests in an investment held for the benefit of policyholders to be its interests and that those interests should not be combined with interests of its general account in the same investment when assessing the investment for consolidation. ASU No. 2010-15 also provides that an insurance company is required to consider a separate account as a subsidiary for purposes of evaluating whether the retention of specialized accounting for investments in consolidation is appropriate. ASU No. 2010-15 is effective for fiscal years beginning after December 15, 2010. The Company will adopt ASU No. 2010-15 for its fiscal year beginning on January 1, 2011. The adoption of ASU No. 2010-15 will not have an impact on the Company’s financial position or results of its operations.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

In October 2010, the FASB issued ASU No. 2010-26 “Financial Services - Insurance (Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts - a Consensus of the FASB Emerging Issues Task Force” (“ASU No. 2010-26”). ASU No. 2010-26 provides guidance and modifies the definition of the types and nature of costs incurred by insurance enterprises that can be capitalized in connection with the acquisition of new or renewal insurance contracts. Further, ASU No. 2010-26 clarifies which costs may not be capitalized as deferred acquisition costs. ASU No. 2010-26 is effective for interim and annual periods in fiscal years beginning after December 15, 2011 with early adoption permitted. The Company is evaluating the impact of the adoption of ASU No. 2010-26.

3.	Discontinued Operations

On April 1, 2008, the Company completed the sale of all of its healthcare insurance business to a subsidiary of CIGNA Corporation (“CIGNA”). The Company recognized a gain of $655, net of income taxes, upon completion of the transaction. The business that was sold was the vehicle through which the Company marketed and administered group life and health insurance to small and mid-sized employers. CIGNA acquired from the Company the stop loss, group life, group disability, group medical, group dental, group vision, group prescription drug coverage and group accidental death and dismemberment insurance business in New York through a combination of 100% indemnity reinsurance agreements, renewal rights and related administrative service agreements. The statements of income and balance sheets of the disposed business activities are presented as discontinued operations for all periods presented in the financial statements.

Certain assets and liabilities of the disposed business activities continue to be held by the Company and are presented as discontinued operations for all periods presented in the balance sheets. The following table summarizes the major classifications of assets and liabilities of discontinued operations at December 31, 2010 and 2009:

	December 31,
Assets	2010	2009
Reinsurance receivable	$2,431	$6,761

Total assets	$2,431	$6,761

Liabilities
Future policy benefits	$286	$1,556
Policy and contract claims	2,095	5,213

Total liabilities	$2,381	$6,769

The following table summarizes selected financial information included in income from discontinued operations in the statements of income for the years ended December 31, 2010, 2009 and 2008:

	Year ended December 31,
	2010	2009	2008
Revenues from discontinued operations	$-	$-	$808
Benefits and expenses from discontinued operations	-	65	629

Income (loss) from discontinued operations, net of income taxes of $ - , ($35), and $90	-	(65)	179
Gain on sale of discontinued operations, net of income taxes of $ -, $ - and $2,833	-	-	655

Income (loss) from discontinued operations	$-	$(65)	$834

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

4.	Related Party Transactions

Included in the balance sheets at December 31, 2010 and 2009 are the following related party amounts:

	December 31,
	2010	2009
Reinsurance receivable	$40,683	$39,960

Included in the statements of income for the years ended December 31, 2010, 2009 and 2008 are the following related party amounts:

	Year ended December 31,
	2010	2009	2008
Premium income, ceded to related parties	$(6,510)	$(5,354)	$(7,798)
Reinsurance recoveries on life and other policy benefits	(2,531)	(4,308)	(9,881)

The Company and GWL&A have service agreements whereby GWL&A administers, distributes and underwrites business for the Company and administers its investment portfolio. The amounts recorded are based upon estimated costs incurred and resources expended. For the years ended December 31, 2010, 2009 and 2008, the amounts paid to GWL&A for these services are summarized as follows:

	Year ended December 31,
	2010	2009	2008
Investment management expense included in net investment income	$541	$539	$628
Administrative and underwriting expense included in general insurance expenses	5,647	5,329	5,363

Total	$6,188	$5,868	$5,991

In addition, the Company and GWL&A have an agreement whereby GWL&A has committed to provide financial support related to the maintenance of adequate regulatory surplus and liquidity.

During 2008, a policyholder surrendered its business-owned life insurance policy with the Company and purchased a similar policy from GWL&A. As a result, the Company incurred losses from the sale of invested assets and a writedown of DAC which were reimbursed by GWL&A as the Company waived fees and penalties on the transaction. The reimbursement amount of $2,627 is included in fee income in the accompanying statement of income for the year ended December 31, 2008.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

5.	Summary of Investments

The following tables summarize fixed maturity investments and equity securities classified as available-for-sale and the amount of other-than-temporary impairments (“OTTI”) classified as the non-credit-related component of previously impaired fixed maturity investments that the Company does not intend to sell included in accumulated other comprehensive income (loss) (“AOCI”) at December 31, 2010 and 2009:

	December 31, 2010
Fixed Maturities:	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimanted fair value and carrying value	OTTI (gain) loss included in AOCI (1)
U.S. government direct obligations and U.S. agencies	$227,612	$8,636	$3,141	$233,107	$-
Obligations of U.S. states and their subdivisions	29,016	2,448	428	31,036	-
Corporate debt securities	186,431	12,553	1,718	197,266	707
Asset-backed securities	64,685	664	5,461	59,888	-
Residential mortgage-backed securities	30,693	471	1,815	29,349	-
Commercial mortgage-backed securities	24,316	1,029	618	24,727	-

Total fixed maturities	$562,753	$25,801	$13,181	$575,373	$707

Equity investments:
Airline industry	$110	$-	$12	$98	$-

Total equity investments	$110	$-	$12	$98	$-

(1) Indicates the amount of any OTTI (gain) loss included in AOCI that is included in gross unrealized gains and losses.

	December 31, 2009
Fixed Maturities:	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimanted fair value and carrying value	OTTI (gain) loss included in AOCI (1)
U.S. government direct obligations and U.S. agencies	$173,871	$5,364	$1,254	$177,981	$-
Obligations of U.S. states and their subdivisions	15,443	1,820	42	17,221	-
Foreign governments	77	1	-	78	-
Corporate debt securities	204,557	7,607	4,178	207,986	1,296
Asset-backed securities	66,275	13	14,376	51,912	-
Residential mortgage-backed securities	35,295	122	4,611	30,806	-
Commercial mortgage-backed securities	21,713	297	1,666	20,344	-

Total fixed maturities	$517,231	$15,224	$26,127	$506,328	$1,296

Equity investments:
Airline industry	$59	$28	$-	$87	$-

Total equity investments	$59	$28	$-	$87	$-

(1) Indicates the amount of any OTTI (gain) loss included in AOCI that is included in gross unrealized gains and losses.

See Note 6 for additional information on policies regarding estimated fair value of fixed maturity and equity investments.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

The amortized cost and estimated fair value of fixed maturity investments classified as available-for-sale at December 31, 2010, based on estimated cash flows, are shown in the table below. Actual maturities will likely differ from these projections because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2010
	Amortized cost	Estimated fair value
Maturing in one year or less	$14,349	$15,136
Maturing after one year through five years	99,589	109,481
Maturing after five years through ten years	61,881	66,100
Maturing after ten years	81,143	85,908
Mortgage-backed and asset-backed securities	305,791	298,748

	$562,753	$575,373

Mortgage-backed (commercial and residential) and asset-backed securities, including those issued by U.S. government and U.S. agencies, include collateralized mortgage obligations that consist primarily of sequential and planned amortization classes with legal final stated maturities of up to thirty years and expected average lives of up to fifteen years.

The following table summarizes information regarding the sales of fixed maturity investments classified as available-for-sale for the years ended December 31, 2010, 2009 and 2008:

	Year ended December 31,
	2010	2009	2008
Proceeds from sales	$254,548	$35,833	$112,438
Gross realized investment gains from sales	5,280	184	587
Gross realized investment losses from sales	(1)	(7)	-

Gross realized gains and losses from sales were primarily attributable to changes in interest rates and gains on repurchase agreement transactions.

The Company has a corporate fixed maturity security with fair values of $1,145 and $1,033 that has been non-income producing for the twelve months preceding December 31, 2010 and 2009, respectively. This security was written down to its fair value in the period it was deemed to be other-than-temporarily impaired. No additional impairment has been recognized since the period in which it was deemed impaired.

Derivative financial instruments - The Company uses derivative financial instruments for risk management purposes associated with certain invested assets and policy liabilities. Derivatives are not used for speculative purposes. As detailed below, derivatives are used to hedge the economic risks of transactions such as future asset acquisitions or dispositions, and the timing of liability pricing.

Derivative transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one party to the other on a daily basis, periodic payment dates, or at the due date, expiration or termination of the agreement.

The Company may purchase a financial instrument that contains a derivative embedded in the financial instrument. Upon purchasing the instrument, the Company determines if (a) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (b) a separate instrument with the same terms would qualify as a derivative instrument. If the Company determines that these conditions are met, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

Fair value hedges - Interest rate futures are used to manage the risk of the change in the fair value of certain fixed rate maturity investments. The Company’s derivatives treated as fair value hedges are eligible for hedge accounting.

At December 31, 2010 and 2009, the Company had interest rate futures designated as fair value hedges with a notional amount of $42,900 and $39,200, respectively.

Notional amounts are used to express the extent of the Company’s involvement in derivative transactions and represent a standard measurement of the volume of its derivative activity. Notional amounts represent those amounts used to calculate contractual flows to be exchanged. Notional amounts are not paid or received.

The Company had 40 and 39 futures transactions with an average number of contracts per transaction of 77 and 60 during the years ended December 31, 2010 and 2009, respectively.

The following table presents the effect of derivative instruments in the statements of income for the years ended December 31, 2010 and 2009 reported by fair value hedges:

	Gain (loss) on derivatives recognized in net income				Gain (loss) on hedged assets recognized in net income
	Year ended December 31,		Income statement location		Year ended December 31,		Income statement location
	2010	2009			2010	2009
Fair value hedges:
Interest rate futures	$(1,343)	$6,030	(A	)	$-	$-
Interest rate futures	(2,819)	(1,124)	(B	)	-	-
Items hedged in interest rate futures	-	-			3,632	(4,691)	(A	)

Total fair value hedges (1)	$(4,162)	$4,906			$3,632	$(4,691)

(1)	Total hedge ineffectiveness of ($530) and $215 for the years ended 2010 and 2009 was recognized.
(A)	Net investment income.
(B)	Realized investment gains (losses), net. Represents realized gains (losses) on closed positions.

Mortgage loans – The Company’s mortgage loans on real estate are comprised exclusively of domestic commercial collateralized real estate loans. The table below summarizes the carry value of the mortgage loan portfolio by component as of December 31, 2010 and 2009:

	December 31,
	2010	2009
Principal	$74,523	$79,317
Write-offs	-	-
Unamortized premium (discount)	1,503	1,937
Allowance for credit loss	(750)	(796)

Total mortgage loans	$75,276	$80,458

Of the total principal balance in the mortgage loan portfolio, $632 million and zero related to impaired loans at December 31, 2010 and 2009, respectively.

The Company uses an internal risk assessment process as a primary credit quality indicator, which is updated quarterly, with regard to impairment review and credit loss calculations. The Company follows a comprehensive approach with the management of mortgage loans that includes ongoing analysis of factors such as debt service coverage ratios, loan-to-value ratios, payment status, default or legal status, annual collateral property evaluations and general market conditions. Management’s risk assessment process is subjective and includes the categorization of all loans, based on the above mentioned credit quality indicators, into one of the following categories:

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

— Performing – generally indicates the loan has standard market risk and is within its original underwriting guidelines.

— Non-performing - generally indicates that there is a potential for loss due to the deterioration of financial/monetary default indicators, or potential foreclosure. Due to the potential for loss, these loans are disclosed as impaired.

The Company’s allowance for credit loss is reviewed and determined by applying the Company’s historic loss percentages, adjusted to current credit market conditions, to loan groups with similar credit quality indicators. Loans that meet the non-performing category and other loans with certain substandard credit quality indicators are individually reviewed to determine if a specific impairment is required. Loans reviewed for specific impairment are excluded from the analysis to estimate the credit loss allowance for the loans categorized as performing in the portfolio.

The recorded investment of impaired mortgage loans was $680 and zero as of December 31, 2010 and 2009, respectively. The Company estimated no loss and therefore no specific allowance was recorded at December 31, 2010 and 2009. The average recorded investment of impaired mortgage loans was $340 and zero for the years ended December 31, 2010 and 2009, respectively. The interest income earned and recognized on impaired loans during the years ended December 31, 2010 and 2009 was $53 and zero, respectively. The interest income collected on impaired loans during the years ended December 31, 2010 and 2009 was $56 and zero, respectively. For the year ended December 31, 2008, there was no interest income earned and recognized or collected on impaired loans.

The following table summarizes the recorded investment of the mortgage loan portfolio by risk assessment category as of December 31, 2010 and 2009:

	Years ended December 31,
	2010	2009
Performing	$75,346	$81,254
Non-performing	680	-

Total	$76,026	$81,254

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

The following table summarizes activity in the allowance for mortgage loan credit losses for the years 2010 and 2009:

	December 31,
	2010	2009
	Commercial mortgages	Commercial mortgages
Beginning balance	$796	$802
Charge offs	-	-
Recoveries	-	-
Provision increases	-	-
Provision decreases	(46)	(6)
Quantitative change in policy or methodology	-	-

Ending balance	$750	$796

Ending allowance balance from loans individually evaluated for impairment	$-	$-
Ending allowance balance from loans collectively evaluated for impairment	750	796
Ending allowance balance from loans acquired with deteriorated credit quality	-	-

Mortgage loans, gross of allowance, ending recorded investment	$76,026	$81,254
Ending recorded investment of loans individually evaluated for impairment	680	-
Ending recorded investment of loans collectively evaluated for impairment	75,346	81,254
Ending recorded investment of loans acquired with deteriorated credit quality	-	-

There was no specific impairment for the years ended December 31, 2010, 2009 or 2008. One property was acquired through foreclosure during 2010. There were no properties acquired through foreclosure during 2009. The property acquired through foreclosure in 2010 was liquidated during 2010 for $513. As of December 31, 2010, there were no properties in the process of foreclosure. As of December 31, 2009, there was one property in the process of foreclosure which had a recorded investment of $626. The Company did not complete any significant purchases or sales of mortgage loans during the years ended December 31, 2010 and 2009.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

The tables below summarize the recorded investment of the mortgage loan portfolio by aging category as of December 31, 2010 and 2009:

	December 31, 2010
	Current	Loan balances 31-60 days past due	Loan balances 61-89 days past due	Loan balances greater than 90 days past due or in process of foreclosure (1)	Total portfolio balance
Commercial mortgages	$75,460	$566	$-	$-	$76,026

(1)	There are no loans in process of foreclosure.

	December 31, 2009
	Current	Loan balances 31-60 days past due	Loan balances 61-89 days past due	Loan balances greater than 90 days past due or in process of foreclosure (1)	Total portfolio balance
Commercial mortgages	$80,628	$-	$-	$626	$81,254

(1)	Includes one loan in the amount of $626 in process of foreclosure.

Loan balances are considered past due when payment has not been received based on contractually agreed upon terms. For loan balances greater than 90 days past due or in the process of foreclosure, all accrual of interest was discontinued. There were no loans greater than 90 days past due and accruing interest during the years ended December 31, 2010 and 2009. The Company resumes interest accrual on loans when a loan returns to current status. Interest accrual may also resume under new terms when loans are restructured or modified.

Occasionally, the Company elects to restructure certain mortgage loans if the economic benefits are considered to be more favorable than those achieved by acquiring the collateral through foreclosure. At December 31, 2010, the Company had one loan, with a recorded investment of $680, classified as a troubled debt restructuring with loan modifications which primarily reduced the interest rate for the life of the loan, but did not extend the maturity date or forgive any principal. The Company did not create a specific allowance for the restructured loan. At December 31, 2009, there were no restructured loans.

Equity investments - The carrying value of the Company’s equity investments was $98 and $87 at December 31, 2010 and 2009, respectively.

Securities pledged, special deposits and securities lending - The Company pledges investment securities it owns to unaffiliated parties related to interest rate futures initial margin. The fair value of margin deposits related to futures contracts was approximately $910 and $1,355 at December 31, 2010 and 2009, respectively. These pledged securities are included in fixed maturities in the accompanying balance sheets.

The Company had securities on deposit with governmental authorities as required by certain insurance laws with fair values in the amounts of $355 and $338 at December 31, 2010 and 2009, respectively. These deposits are included in short-term investments in the accompanying balance sheets.

The Company participates in a securities lending program whereby securities, which are included in investments in the accompanying balance sheets, are loaned to third parties. Securities with a cost or amortized cost in the amounts of $41,292 and $20,013 and estimated fair values in the amounts of $47,297 and $22,213 were on loan under the program at December 31, 2010 and 2009, respectively. The Company received restricted cash collateral in the amounts of $48,136 and $22,943 at December 31, 2010 and 2009, respectively.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

Impairment of fixed maturity and equity investments classified as available-for-sale - The Company classifies the majority of its fixed maturity investments and all of its equity investments as available-for-sale and records them at fair value with the related net unrealized gain or loss, net of policyholder related amounts and deferred taxes, in accumulated other comprehensive income (loss) in the stockholder’s equity section in the accompanying balance sheets. All available-for-sale securities with gross unrealized losses at the balance sheet date are subjected to the Company’s process for the identification and evaluation of other-than-temporary impairments.

The assessment of whether an other-than-temporary impairment has occurred on fixed maturity investments where management does not intend to sell the fixed maturity investment and it is not more likely than not the Company will be required to sell the fixed maturity investment before recovery of its amortized cost basis, is based upon management’s case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors, as described below, regarding the security issuer and uses its best judgment in evaluating the cause of the decline in its estimated fair value and in assessing the prospects for near-term recovery. Inherent in management’s evaluation of the security are assumptions and estimates about the issuer’s operations and ability to generate future cash flows. While all available information is taken into account, it is difficult to predict the ultimate recoverable amount from a distressed or impaired security.

Considerations used by the Company in the impairment evaluation process include, but are not limited to, the following:

•	Fair value is below cost.
•	The decline in fair value is attributable to specific adverse conditions affecting a particular instrument, its issuer, an industry or geographic area.
•	The decline in fair value has existed for an extended period of time.
•	A fixed maturity investment has been downgraded by a credit rating agency.
•	The financial condition of the issuer has deteriorated.
•	The payment structure of the fixed maturity investment and the likelihood of the issuer being able to make payments in the future.
•	Dividends have been reduced or eliminated or scheduled interest payments have not been made.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

Unrealized losses on fixed maturity and equity investments classified as available-for-sale

The following tables summarize unrealized investment losses, including the non-credit-related portion of other-than-temporary impairment losses reported in accumulated other comprehensive income (loss), by class of investment at December 31, 2010 and 2009:

	December 31, 2010
	Less than twelve months		Twelve months or longer		Total
Fixed Maturities	Estimated fair value	Unrealized loss and OTTI	Estimated fair value	Unrealized loss and OTTI	Estimated fair value	Unrealized loss and OTTI
U.S. government direct obligations and U.S. agencies	$143,957	$3,141	$-	$-	$143,957	$3,141
Obligations of U.S. states and their subdivisions	10,591	409	974	19	11,565	428
Corporate debt securities	7,265	326	10,452	1,392	17,717	1,718
Asset-backed securities	-	-	41,807	5,461	41,807	5,461
Residential mortgage-backed securities	-	-	16,016	1,815	16,016	1,815
Commercial mortgage-backed securities	-	-	5,676	618	5,676	618

Total fixed maturities	$161,813	$3,876	$74,925	$9,305	$236,738	$13,181

Equity investments:
Airline industry	$98	$12	$-	$-	$98	$12

Total equity investments	$98	$12	$-	$-	$98	$12

Total number of securities in an unrealized loss position		13		29		42

	December 31, 2009
	Less than twelve months		Twelve months or longer		Total
Fixed Maturities	Estimated fair value	Unrealized loss and OTTI	Estimated fair value	Unrealized loss and OTTI	Estimated fair value	Unrealized loss and OTTI
U.S. government direct obligations and U.S. agencies	$80,561	$1,254	$-	$-	$80,561	$1,254
Obligations of U.S. states and their subdivisions	2,950	42	-	-	2,950	42
Corporate debt securities	14,661	1,814	38,376	2,364	53,037	4,178
Asset-backed securities	-	-	51,849	14,376	51,849	14,376
Residential mortgage-backed
securities	-	-	21,594	4,611	21,594	4,611
Commercial mortgage-backed
securities	-	-	11,217	1,666	11,217	1,666

Total fixed maturities	$98,172	$3,110	$123,036	$23,017	$221,208	$26,127

Total number of securities in an unrealized loss position		15		65		80

At December 31, 2009, there were no unrealized losses on equity investments.

Fixed maturity investments - Total unrealized losses and other-than-temporary impairment losses decreased by $12,946 and the total number of securities in an unrealized loss position decreased by 38, or 48%, from December 31, 2009 to December 31, 2010. This decrease in unrealized losses was across most asset classes and reflects recovery in market liquidity, lower interest rates and tightening of credit spreads, although the economic uncertainty in these markets still remains.

Unrealized losses on securities of U.S. government and U.S states and their subdivisions increased by $1,887 and $386, respectively, from December 31, 2009 to December 31, 2010. These increases were

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

primarily due to the increase in interest rates subsequent to the acquisition of these securities by the Company.

Unrealized losses on corporate debt securities decreased by $2,460 from December 31, 2009 to December 31, 2010. The valuation of these securities has been significantly influenced by market conditions with increased liquidity, lower interest rates and tightening of credit spreads resulting in generally higher valuations of fixed income securities. Management has classified these securities by sector, calculated as a percentage of total unrealized losses as follows:

	December 31,
Sector	2010	2009
Finance	52%	51%
Utility	20%	16%
Consumer	1%	16%
Transportation	0%	8%
Natural resources	7%	7%
Industrial	20%	2%

	100%	100%

While the proportionate percentage in the utility sector increased by 4%, the actual unrealized losses decreased by $349. The decrease of 15% in the consumer sector was primarily due to the sale or maturity of several fixed maturities (decrease in carry value of consumer securities of $12,775) during the year ended December 31, 2010. The 8% decrease ($314 of actual unrealized losses) in the transportation sector was primarily due to the sale or maturity of several fixed maturities during the year ended December 31, 2010. The increase of 18% in the industrial sector was primarily due to the purchase of additional securities which incurred unrealized losses (increase in carry value of industrial securities of $4,397 during the year ended December 31, 2010). The actual increase in unrealized losses in the industrial sector from December 31, 2009 to December 31, 2010 was $271. At December 31, 2010, there were no rating downgrades on corporate debt securities as compared to December 31, 2009.

Unrealized losses on asset-backed, residential and commercial mortgage-backed securities decreased by $8,915, $2,796, and $1,048, respectively, since December 31, 2009, generally due to tightening of credit spreads, lower interest rates and increased market liquidity.

Of the total estimated fair value of fixed maturities with unrealized losses and OTTI greater than twelve months, asset-backed securities account for 59%. Of the $5,461 of unrealized losses and OTTI over twelve months on asset-backed securities, 91% are on securities which continue to be rated investment grade. Of the securities with unrealized losses and OTTI greater than twelve months which are no longer investment grade, the market value remains at 79% of amortized cost. Accordingly, unless otherwise noted below in the other-than-temporary impairment recognition section, the underlying collateral on the securities within the portfolio along with credit enhancement and/or guarantees is sufficient to expect full repayment of the principal.

See Note 6 for additional discussion regarding fair value measurements.

Equity investments - The increase in unrealized losses of $12 between December 31, 2009 and December 31, 2010 is primarily due to additional airline industry securities received during the fourth quarter of 2010 for defaulted fixed maturity investments previously held.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

Other-than-temporary impairment recognition - The Company recorded other-than-temporary impairments on fixed maturity investments and equity securities for the years ended December 31, 2010, 2009 and 2008 as follows:

	Year ended December 31, 2010
	OTTI recognized in realized gains/(losses)		OTTI recognized in OCI
Fixed maturities:	Credit related	Non-credit related	Non-credit related	Total
U.S. government direct obligationsand U.S. agencies	$-	$301	$-	$301

Total fixed maturities	-	301	-	301

There were no equity securities with other-than-temporary impairments as of December 31, 2010.

	Year ended December 31, 2009
	OTTI recognized in realized gains/(losses)		OTTI recognized in OCI
Fixed maturities:	Credit related	Non-credit related	Non-credit related	Total
Corporate debt securities	$-	$236	$-	$236

Total fixed maturities	$-	$236	$-	$236

There were no equity securities with other-than-temporary impairments as of December 31, 2009.

	Year ended December 31, 2008
	OTTI recognizes in realized gains/ (losses)		OTTI recognizes in OCI (1)
Fixed maturities:	Credited related	Non-credited related	Non-credited related	Total
Corporate debt securities	$5,675	$-	$-	$5,675

Total fixed maturities	$5,675	$-	$-	$5,675

Equity investments:
Technology industry	$42	$-	$-	$42

Total equity investments	$42	$-	$-	$42

Total OTTI impairments	$5,717	$-	$-	$5,717

(1) Of the credit-related other-than-temporary impairment on corporate debt securities, $1,059 and $4,616 were related to General Motors Corporation and Lehman Brothers, respectively, for the year ended December 31, 2008.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

The other-than-temporary impairments of fixed maturity securities where the loss portion is bifurcated and the credit related component is recognized in realized investment gains (losses) is summarized as follows:

Bifurcated credit loss balance, April 1, 2009	$5,675
Non-credit losses reclassified out of retained earnings into AOCI	(2,149)
Bifurcated credit loss balance, December 31, 2009	3,526
Credit loss recognized on securities	-

Bifurcated credit loss balance, December 31, 2010	$3,526

The credit loss portion on fixed maturities was determined as the difference between the securities’ amortized cost and the present value of expected future cash flows. These expected cash flows were determined using judgment and the best information available to the Company and were discounted at the securities’ original effective interest rate. Inputs used to derive expected cash flows included default rates, credit ratings, collateral characteristics and current levels of subordination.

Net investment income

The following table summarizes net investment income for the years ended December 31, 2010, 2009 and 2008:

	Year ended December 31,
	2010	2009	2008
Investment income:
Fixed maturity and short-term investments	$28,594	$26,024	$24,605
Mortgage loans on real estate	4,665	5,135	5,389
Policy loans	905	901	824
Derivative instruments (1)	2,289	1,339	110
Other	(80)	(310)	700

	36,373	33,089	31,628
Investment expenses	(541)	(539)	(627)

Net investment income	$35,832	$32,550	$31,001

(1) Includes fair value gains (losses) of $2,289, $1,339 and $110, net of any gains (losses) on the hedged assets in a fair value hedge, for the years ended December 31, 2010, 2009 and 2008, respectively.

Included in net investment income are unrealized gains (losses) of $(150), on held-for-trading fixed maturity investments still held at December 31, 2010. The Company did not have any held-for-trading fixed maturity investments at December 31, 2009 and 2008.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

Realized investment gains (losses)

The following table summarizes realized investment gains (losses) for the years ended December 31, 2010, 2009 and 2008:

	Year ended December 31,
	2010	2009	2008
Realized investment gains (losses):
Fixed maturity and short-term investments	$4,978	$243	$(5,316)
Equity investments	27	-	(41)
Mortgage loans on real estate	4	182	219
Derivative instruments	(2,819)	(1,123)	(77)
Other	(49)	-	-
Provision for mortgage impairments, net of recoveries	45	6	-

Realized investment gains (losses):	$2,186	$(692)	$(5,215)

6.	Fair Value Measurements

The following tables summarize the carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2010 and 2009:

	December 31, 2010		December 31, 2009
Assets	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Fixed maturities and short-term investments	$705,431	$705,431	$581,805	$581,805
Mortgage loans on real estate	75,276	79,233	80,458	81,522
Equity investments	98	98	87	87
Policy loans	14,976	14,976	13,667	13,667
Other investments	-	-	155	155
Collateral under securities lending agreements	48,136	48,136	22,943	22,943
Separate account assets	230,483	230,483	193,556	193,556

	December 31, 2010		December 31, 2009
Liabilities	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Annuity contract reserves without life contingencies	$231,126	$221,343	$219,229	$213,284
Policyholders’ funds	2,569	2,569	2,813	2,813
Repurchase agreements	146,139	146,139	82,301	82,301
Payable under securities lending agreements	48,136	48,136	22,943	22,943

Fixed maturity and equity investments- The fair values for fixed maturity and equity securities are based upon quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not readily available, such as for private fixed maturity investments, fair values are estimated. To determine estimated fair value for these instruments, the Company generally utilizes discounted cash flows calculated at current market rates on investments of similar quality and term. Fair value estimates are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts of the Company’s financial instruments.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

Short-term investments, securities lending agreements and repurchase agreements - The carrying value of short-term investments, collateral and payable under securities lending agreements and repurchase agreements is a reasonable estimate of fair value due to their short-term nature.

Mortgage loans on real estate - Mortgage loan fair value estimates are generally based on discounted cash flows. A discount rate matrix is incorporated whereby the discount rate used in valuing a specific mortgage generally corresponds to that mortgage’s remaining term and credit quality. Management believes the discount rate used is commensurate with the credit, interest rate, term, servicing costs and risks of loans similar to the portfolio loans that the Company would make today given its internal pricing strategy.

Policy loans - Policy loans accrue interest at variable rates with no fixed maturity dates; therefore, estimated fair values approximate carrying values.

Other investments - Other investments include the Company’s percentage ownership of foreclosed lease interests in aircraft. The estimated fair value is based on the present value of anticipated lease payments plus the residual value of the aircraft.

Annuity contract benefits without life contingencies - The estimated fair value of annuity contract benefits without life contingencies is estimated by discounting the projected expected cash flows to the maturity of the contracts utilizing risk-free spot interest rates plus a provision for credit risk.

Policyholders’ funds - The estimated fair value of policyholders’ funds is the same as the carrying amount since the Company can change the interest crediting rates due to fluctuations in market interest rates with thirty days notice.

Separate account assets - Separate account assets include investments in mutual fund securities. Mutual funds are recorded at net asset value, which approximates fair value, on a daily basis.

Fair value hierarchy

The Company’s assets and liabilities recorded at fair value have been categorized based upon the following fair value hierarchy:

— Level 1 inputs, which are utilized for general and separate account assets and liabilities, utilize observable, quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Financial assets and liabilities utilizing Level 1 inputs include actively exchange-traded equity securities.

— Level 2 inputs utilize other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. The fair values for some Level 2 securities were obtained from pricing services. The inputs used by the pricing services are reviewed at least quarterly or when the pricing vendor issues updates to its pricing methodology. For fixed maturity securities, inputs include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, evaluated bids, offers and reference data including market research publications. Additional inputs utilized for assets and liabilities classified as Level 2 are:

¡	Asset-backed, residential mortgage-backed and commercial mortgage-backed securities - new issue data, monthly payment information, collateral performance and third party real estate analysis.

¡	U.S. states and their subdivisions - material event notices.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

¡ Equity investments - exchange rates, various index data and news sources.

¡ Short-term investments - valued on the basis of amortized cost, which approximates fair value.

—      Level 3 inputs are unobservable and include situations where there is little, if any, market activity for the asset or liability. The prices of the majority of Level 3 securities were obtained from single broker quotes and internal pricing models. If the broker’s inputs are largely unobservable, the valuation is classified as a Level 3. Broker quotes are validated through an internal analyst review process, which includes validation through known market conditions and other relevant data. Internal models are usually cash flow based utilizing characteristics of the underlying collateral of the security such as default rate and other relevant data. Inputs utilized for securities classified as Level 3 are as follows:

¡ Corporate debt securities - single broker quotes which may be in an illiquid market or otherwise deemed unobservable.

¡ Asset-backed securities - internal models utilizing asset-backed securities index spreads.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

	Assets and liabilities measured at fair value on a recurring basis December 31, 2010
Assets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Fixed maturities, available-for-sale:
U.S. government direct obligations and U.S. agencies	$-	$233,107	$-	$233,107
Obligations of U.S. states and their subdivisions	-	31,036	-	31,036
Corporate debt securities	-	195,087	2,179	197,266
Asset-backed securities	-	54,576	5,312	59,888
Residential mortgage-backed securities	-	29,349	-	29,349
Commercial mortgage-backed securities	-	24,727	-	24,727

Total fixed maturities available-for-sale	-	567,882	7,491	575,373
Fixed maturities held for trading:
U.S. government direct obligations and U.S. agencies	-	2,857	-	2,857

Total fixed maturities heldfor trading	-	2,857	-	2,857

Equity investments, available-for-sale:
Transportation	98	-	-	98

Total equity investments	98	-	-	98
Short-term investments, available-for-sale	6,601	120,600	-	127,201
Collateral under securities lending agreements	48,136	-	-	48,136
Separate account assets (1)	229,919	-	-	229,919

Total assets	$284,754	$691,339	$7,491	$983,584

(1) Includes only separate account investments which are carried at the fair value of the underlying invested assets owned by the separate accounts.

There were no significant transfers between Level 1 and Level 2 during the year ended December 31, 2010.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

	Assets and liabilities measured at fair value on a recurring basis December 31, 2009
Assets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Fixed maturities, available-for-sale:
U.S. government direct obligations and U.S. agencies	$-	$177,981	$-	$177,981
Obligations of U.S. states and their subdivisions	-	17,221	-	17,221
Foreign governments	-	78	-	78
Corporate debt securities	-	204,474	3,512	207,986
Asset-backed securities	-	46,715	5,197	51,912
Residential mortgage-backed securities	-	30,806	-	30,806
Commercial mortgage-backed securities	-	15,335	5,009	20,344

Total fixed maturities available-for-sale	-	492,610	13,718	506,328
Equity investments, available-for-sale:
Airline industry	87	-	-	87

Total equity investments	87	-	-	87
Short-term investments, available-for-sale	10,122	65,355	-	75,477
Collateral under securities lending agreements	22,943	-	-	22,943
Separate account assets (1)	193,492	-	-	193,492

Total assets	$226,644	$557,965	$13,718	$798,327

(1) Includes only separate account investments which are carried at the fair value of the underlying invested assets owned by the separate accounts.

There were no significant transfers between Level 1 and Level 2 during the year ended December 31, 2009.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

The following tables present additional information about assets and liabilities measured at fair value on a recurring basis and for which the Company has utilized Level 3 inputs to determine fair value:

	Recurring Level 3 financial assets and liabilities Year ended December 31, 2010

	Corporate debt securities	Asset-backed securities	Commercial mortgage-backed securities	Other assets and liabilities	Separate accounts
Balance, January 1, 2010	$3,512	$5,197	$5,009	$-	$-
Realized and unrealized gains and losses:
(Gains) losses included in net income	-	-	-	-	-
Gains (losses) included in other comprehensive income	506	128	-	-	-
Purchases, issuances and settlements	(301)	(13)	-	-	-
Transfers in (out) of Level 3 (1)	(1,538)	-	(5,009)	-	-

Balance, December 31, 2010	$2,179	$5,312	$-	$-	$-

Total gains (losses) for the period included in net income attributable to the change in unrealized gains and losses relating to assets held at December 31, 2010	$-	$-	$-	$-	$-

(1)	Transfers out of Level 3 are due primarily to increased observability of inputs in valuation methodologies.

	Recurring Level 3 financial assets and liabilities Year ended December 31, 2009

	Corporate debt securities	Asset-backed securities	Commercial mortgage-backed securities	Other assets and liabilities	Separate accounts
Balance, January 1, 2009	$9,447	$5,288	$5,108	$-	$-
Realized and unrealized gains and losses:
(Gains) losses included in net income	(115)	-	-	-	-
Gains (losses) included in other comprehensive income	(436)	751	1	-	-
Purchases, issuances and settlements	(59)	(27)	(100)	-	-
Transfers in (out) of Level 3 (1)	(5,325)	(815)	-	-	-

Balance, December 31, 2009	$3,512	$5,197	$5,009	$-	$-

Total gains (losses) for the period included in net income attributable to the change in unrealized gains and losses relating to assets held at December 31, 2009	$-	$-	$-	$-	$-

(1)	Transfers out of Level 3 are due primarily to increased observability of inputs in valuation methodologies.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

Realized and unrealized gains and losses due to the changes in fair value on assets classified as Level 3 included in net income for the years ended December 31, 2010 and 2009 are as follows:

Year ended December 31, 2010
	Net realized gains (losses) on investments	Net investment income
Realized and unrealized gains and losses included in net income for the year	$-	$-

Year ended December 31, 2009
	Net realized gains (losses) on investments	Net investment income
Realized and unrealized gains and losses included in net income for the year	$(115)	$-

Non-recurring fair value measurements - At December 31, 2010 and 2009, the Company had no assets or liabilities measured at fair value on a non-recurring basis.

7.	Reinsurance

In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding risks to other insurance enterprises under excess coverage and co-insurance contracts. The Company retains 100% of the first $50 of coverage per individual life and has a maximum retention of $250 per individual life. Life insurance policies are first reinsured to GWL&A up to a maximum of $3,250 of coverage per individual life. Any excess amount is reinsured to a third party.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. Consequently, allowances are established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. At December 31, 2010 and 2009, the reinsurance receivables had net carrying values of $47,033 and $47,012, respectively. Included in these amounts are $40,683 and $39,960 at December 31, 2010 and 2009, respectively, associated with reinsurance agreements with related parties. At December 31, 2010 and 2009, 85% and 84% of the total reinsurance receivable was due from Canada Life Assurance Company, a related party, respectively. There were no allowances for potential uncollectible reinsurance receivables at either December 31, 2010 or 2009.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

The following table summarizes life insurance in force and premium income at, and for the year ended December 31, 2010:

	Written and earned direct	Reinsurance ceded	Reinsurance assumed	Net
Life insurance in-force:
Individual	$4,328,523	$(2,461,266)	$-	$1,867,257

Premium income:
Life insurance	$20,089	$(4,734)	$-	$15,355
Annuities	155	(2)	-	153

Total	$20,244	$(4,736)	$-	$15,508

The following table summarizes life insurance in force and premium income at, and for the year ended December 31, 2009:

	Written and earned direct	Reinsurance ceded	Reinsurance assumed	Net
Life insurance in-force:
Individual	$4,735,112	$(2,654,978)	$-	$2,080,134

Premium income:
Life insurance	$22,100	$(8,425)	$-	$13,675
Annuities	90	(3)	-	87

Total	$22,190	$(8,428)	$-	$13,762

The following table summarizes premium income for the year ended December 31, 2008:

	Written and earned direct	Reinsurance ceded	Reinsurance assumed	Net
Premium income:
Life insurance	$25,907	$(10,800)	$-	$15,107
Annuities	163	(7)	-	156

Total	$26,070	$(10,807)	$-	$15,263

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

8.	Deferred Acquisition Costs and Value of Business Acquired

The following table summarizes activity in deferred acquisition costs and value of business acquired for the years ended December 31, 2010, 2009 and 2008:

	DAC	VOBA	Total
Balance, January 1, 2008	$12,700	$312	$13,012
Capitalized additions	2,423	-	2,423
Amortization and writedowns	(2,245)	(88)	(2,333)
Unrealized investment (gains) losses	(195)	384	189

Balance, December 31, 2008	12,683	608	13,291
Capitalized additions	1,701	-	1,701
Amortization and writedowns	(2,308)	23	(2,285)
Unrealized investment (gains) losses	590	115	705

Balance, December 31, 2009	12,666	746	13,412
Capitalized additions	2,049	-	2,049
Amortization and writedowns	(2,510)	(121)	(2,631)
Unrealized investment (gains) losses	(481)	(427)	(908)

Balance, December 31, 2010	$11,724	$198	$11,922

The estimated future amortization expense for VOBA for the next five years is as follows:

Year ended December 31,	Amount
2011	$25
2012	25
2013	25
2014	25
2015	25

9.	Stockholder’s Equity, Dividend Restrictions and Other Matters

At December 31, 2010 and 2009, the Company had 10,000 shares of $1,000 par value common stock authorized, 2,500 of which were issued and outstanding at both dates.

The Company’s net income and capital and surplus, as determined in accordance with statutory accounting principles and practices as prescribed by the National Association of Insurance Commissioners, for years ended December 31, 2010, 2009 and 2008 are as follows:

	Year ended December 31,
	2010 (1)	2009	2008

Net income	$8,487	$8,940	$4,943
Capital and surplus	70,992	65,872	53,411

(1)	As filed with the State of New York Insurance Department

As an insurance company domiciled in the State of New York, the Company is required to maintain a minimum of $6,000 of capital and surplus. Dividends are paid as determined by the Board of Directors, subject to restrictions as discussed below. The Company paid no dividends during the three years ended December 31, 2010.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

The maximum amount of dividends that can be paid to shareholders by insurance companies domiciled in the State of New York, without prior approval of the Insurance Commissioner, is subject to restrictions relating to statutory surplus and statutory net gain from operations. Unaudited statutory surplus and net gain from operations at and for the year ended December 31, 2010 were $68,492 and $8,501, respectively. The Company may pay up to $6,849 (unaudited) of dividends in 2011 without the approval of the Insurance Commissioner.

10.	Other Comprehensive Income

The following table presents the composition of other comprehensive income (loss) for the year ended December 31, 2010:

	Year ended December 31, 2010
	Before-tax amount	Tax (expense) benefit	Net-of-tax amount
Unrealized holding gains (losses) arising during the year on available-for-salefixed maturity investments	$22,940	$(8,029)	$14,911
Reclassification adjustment for (gains)losses realized in net income	(4,670)	1,634	(3,036)

Net unrealized gains (losses)	18,270	(6,395)	11,875
Future policy benefits, DAC and VOBA adjustment	(908)	318	(590)

Other comprehensive income (loss)	$17,362	$(6,077)	$11,285

The following table presents the composition of other comprehensive income (loss) for the year ended December 31, 2009:

	Year ended December 31, 2009
	Before-tax amount	Tax (expense) benefit	Net-of-tax amount
Unrealized holding gains (losses) arising during the year on available-for-salefixed maturity investments	$20,997	$(7,349)	$13,648
Reclassification adjustment for (gains)losses realized in net income	4,883	(1,709)	3,174

Net unrealized gains (losses)	25,880	(9,058)	16,822
Future policy benefits, DAC and VOBA adjustment	704	(246)	458

Other comprehensive income (loss)	$26,584	$(9,304)	$17,280

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

The following table presents the composition of other comprehensive income (loss) for the year ended December 31, 2008:

	Year ended December 31, 2008
	Before-tax amount	Tax (expense) benefit	Net-of-tax amount
Unrealized holding gains (losses) arising during the year on available-for-sale fixed maturity investments	$(37,817)	$13,236	$(24,581)
Reclassification adjustment for (gains) losses realized in net income	237	(83)	154

Net unrealized gains (losses)	(37,580)	13,153	(24,427)
Future policy benefits, DAC and VOBA adjustment	191	(67)	124

Other comprehensive income (loss)	$(37,389)	$13,086	$(24,303)

11. General Insurance Expenses The following table summarizes the components of general insurance expenses for the years ended December 31, 2010, 2009 and 2008:
	Year ended December 31,
	2010	2009	2008
Compensation	$5,791	$5,494	$5,003
Commissions	3,824	3,218	2,870
Premium and other taxes	1,014	2,183	322
Capitalization of deferred acquisition costs	(2,049)	(1,701)	(2,423)
Other	280	201	237

Total general insurance expenses	$8,860	$9,395	$6,009

12. Federal Income Taxes The provision for income taxes from continuing operations is comprised of the following for the years ending December 31, 2010, 2009 and 2008:
	Year ended December 31,
	2010	2009	2008
Current	$6,782	$925	$4,767
Deferred	349	1,546	(2,059)

Total income tax provision from continuing operations	$7,131	$2,471	$2,708

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

The following table presents a reconciliation between the statutory federal income tax rate and the Company’s effective federal income tax rate from continuing operations for the years ended December 31, 2010, 2009 and 2008:

	Year ended December 31,
	2010	2009	2008
Statutory federal income tax rate	35.0%	35.0%	35.0%
Income tax effect of:
State income taxes net of federal benefit	2.2%	3.0%	4.2%
Provision for participating policies	5.2%	4.7%	6.0%
Prior year tax adjustment	2.0%	(14.5%)	(10.8%)
Income tax contingency provision	(0.2%)	0.0%	0.0%
Other, net	0.0%	(0.5%)	(0.5%)

Effective federal income tax ratefrom continuing operations	44.2%	27.7%	33.9%

The prior year tax adjustments for the years ended December 31, 2009 and 2008 are due to the analysis of the deferred income tax and other tax related accounts including adjustments to the provision for income taxes compared to the tax return as filed.

Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities. The income tax effect of temporary differences, which give rise to the deferred tax assets and liabilities as of December 31, 2010 and 2009, are as follows:

	December 31,
	2010		2009
	Deferred tax asset	Deferred tax liability	Deferred tax asset	Deferred tax liability
Policyholder reserves	$23,584	$-	$11,194	$-
Deferred acquisition costs	762	-	-	181
Investment assets	-	23,581	-	4,386
Premiums receivable	-	6	8	-
Deferred director’s fees	119	-	-	-
Other	12	-	1,234	-

Total deferred taxes	$24,477	$23,587	$12,436	$4,567

Amounts presented for investment assets above include $(3,242) and $3,385 related to the unrealized (gains) losses on the Company’s fixed maturity and equity investments, which are classified as available-for-sale at December 31, 2010 and 2009, respectively.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Notes to Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Dollars in Thousands, Except Share Amounts)

The Company recognized a decrease of $166 in the liability for unrecognized tax benefits for the year ended December 31, 2010. A reconciliation of unrecognized tax benefits for the years ended December 31, 2010, 2009, and 2008 is as follows:

	Year ended December 31,
	2010	2009	2008
Beginning Balance	$166	$166	$166
Additions for tax positions in the current year	-	-	-
Reductions for tax positions in the current year	-	-	-
Additions for tax positions in the prior year	-	-	-
Reductions for tax positions in the prior year	(79)	-	-
Reduction for tax positions from statute expiring	(87)	-	-
Settlements	-	-	-

Ending Balance	$-	$166	$166

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income tax expense. The Company recognized approximately $(37), $8 and $18 in interest and penalties related to the uncertain tax positions during the years ended December 31, 2010, 2009 and 2008, respectively. The Company had approximately $0 and $37 accrued for the payment of interest and penalties at December 31, 2010 and 2009, respectively.

The Company and its ultimate U.S. parent, Great-West Lifeco U.S. Inc. (“Lifeco U.S.”), have entered into an income tax allocation agreement whereby Lifeco U.S. files a consolidated federal income tax return. Under the agreement, these companies are responsible for and will receive the benefits of any income tax liability or benefit computed on a separate tax return basis.

The Company files income tax returns in the U.S. federal jurisdiction and various states. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years 2006 and prior. Tax years 2007, 2008 and 2009 are open to federal examination by the Internal Revenue Service (the “I.R.S.”). The Company does not expect significant increases or decreases to unrecognized tax benefits relating to federal, state or local audits.

Included in other liabilities at December 31, 2010 are current income taxes payable of $1,122 and included in other assets at December 31, 2009 are current income tax receivables in the amounts of $590, related to the separate federal income tax returns.

13.	Commitments and Contingencies

The Company is involved in various legal proceedings, which arise in the ordinary course of its business. In the opinion of management, after consultation with counsel, the resolution of these proceedings are not expected to have a material adverse effect on the Company’s financial position or results of its operations.

The Company makes commitments to fund investments in the normal course of its business. There were no unfunded commitments at December 31, 2010 or 2009.

14.	Subsequent Event

Management has evaluated subsequent events for potential recognition or disclosure in the Company’s financial statements through April 8, 2011, the date on which the Company’s financial statements were issued. No subsequent event has occurred requiring its recognition or disclosure in the Company’s financial statements.

Variable Annuity-2 Series

Account of First Great-West

Life & Annuity Insurance

Company

Financial Statements for the Years Ended

December 31, 2010 and 2009

and Report of Independent Registered Public

Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of

Variable Annuity-2 Series Account

and the Board of Directors of

First Great-West Life & Annuity Insurance Company

We have audited the accompanying statements of assets and liabilities of each of the investment divisions which comprise Variable Annuity-2 Series Account of First Great-West Life & Annuity Insurance Company (the “Series Account”) as listed in Appendix A as of December 31, 2010, and the related statements of operations for the periods presented in Appendix A, the statements of changes in net assets for each of the periods presented in Appendix A, and the financial highlights in Note 4 for each of the periods presented. These financial statements and financial highlights are the responsibility of the Series Account’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Series Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Series Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2010, by correspondence with the mutual fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the investment divisions constituting the Variable Annuity-2 Series Account of First Great-West Life & Annuity Insurance Company as of December 31, 2010, the results of their operations for the periods presented, the changes in their net assets for each of the periods presented, and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado

May 6, 2011

VARIABLE ANNUITY-2 SERIES ACCOUNT OF FIRST GREAT-WEST

LIFE & ANNUITY INSURANCE COMPANY

APPENDIX A

Investment Division	Statements of Assets and Liabilities as of	Statements of Operations for the	Statements of Changes in Net Assets for
Alger Capital Appreciation	December 31, 2010	Year Ended	each of the Two Years
Portfolio		December 31, 2010	Ended December 31, 2010
Alger Large Cap Growth	December 31, 2010	Year Ended	each of the Two Years
Portfolio		December 31, 2010	Ended December 31, 2010
Alger Mid Cap Growth	December 31, 2010	Year Ended	each of the Two Years
Portfolio		December 31, 2010	Ended December 31, 2010
Alger Small Cap Growth	December 31, 2010	Year Ended	each of the Two Years
Portfolio		December 31, 2010	Ended December 31, 2010
Dreyfus Socially Responsible	December 31, 2010	Year Ended	each of the Two Years
Growth Fund		December 31, 2010	Ended December 31, 2010
Dreyfus VIF Appreciation	December 31, 2010	Year Ended	each of the Two Years
Portfolio		December 31, 2010	Ended December 31, 2010
Dreyfus VIF Growth &	December 31, 2010	Year Ended	each of the Two Years
Income Portfolio		December 31, 2010	Ended December 31, 2010
Fidelity VIP Asset Manager	December 31, 2010	Year Ended	each of the Two Years
Portfolio		December 31, 2010	Ended December 31, 2010
Fidelity VIP Contrafund	December 31, 2010	Year Ended	each of the Two Years
Portfolio		December 31, 2010	Ended December 31, 2010
Fidelity VIP Growth	December 31, 2010	Year Ended	the Year Ended December
Opportunities Portfolio		December 31, 2010	31, 2010 and Period from
October 13, 2009 * to
December 31, 2009
Fidelity VIP Growth	December 31, 2010	Year Ended	each of the Two Years
Portfolio		December 31, 2010	Ended December 31, 2010
Fidelity VIP High Income	December 31, 2010	Year Ended	each of the Two Years
Portfolio		December 31, 2010	Ended December 31, 2010
Fidelity VIP Index 500	December 31, 2010	Year Ended	each of the Two Years
Portfolio		December 31, 2010	Ended December 31, 2010
Fidelity VIP Investment	December 31, 2010	Year Ended	each of the Two Years
Grade Bond Portfolio		December 31, 2010	Ended December 31, 2010
Fidelity VIP Money Market	December 31, 2010	Year Ended	each of the Two Years
Portfolio		December 31, 2010	Ended December 31, 2010
Fidelity VIP Overseas	December 31, 2010	Year Ended	each of the Two Years
Portfolio		December 31, 2010	Ended December 31, 2010
Gartmore NVIT Developing	December 31, 2010	Year Ended	each of the Two Years
Markets Fund		December 31, 2010	Ended December 31, 2010
Janus Aspen Overseas	December 31, 2010	Year Ended	each of the Two Years
Portfolio		December 31, 2010	Ended December 31, 2010
Seligman Communications &	December 31, 2010	Year Ended	each of the Two Years
Information Portfolio		December 31, 2010	Ended December 31, 2010

*	Date represents commencement of operations

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 2010

	INVESTMENT DIVISIONS

	ALGER CAPITAL APPRECIATION PORTFOLIO	ALGER LARGE CAP GROWTH PORTFOLIO	ALGER MID CAP GROWTH PORTFOLIO	ALGER SMALL CAP GROWTH PORTFOLIO	DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND	DREYFUS VIF APPRECIATION PORTFOLIO
ASSETS:
Investments at market value (1)	$61,339	$91,255	$53,259	$80,032	$15,393	$4,484
Investment income due and accrued

Total assets	61,339	91,255	53,259	80,032	15,393	4,484

LIABILITIES:
Due to First Great-West Life & Annuity Insurance Company	7	10	6	9	2	2

Total liabilities	7	10	6	9	2	2

NET ASSETS	$61,332	$91,245	$53,253	$80,023	$15,391	$4,482

NET ASSETS REPRESENTED BY:
Accumulation units	$61,332	$91,245	$53,253	$80,023	$15,391	$4,482

ACCUMULATION UNITS OUTSTANDING	1,112	1,383	1,084	1,280	507	108

UNIT VALUE (ACCUMULATION)	$55.15	$65.98	$49.13	$62.52	$30.36	$41.50

(1) Cost of investments:	$39,359	$83,834	$79,305	$53,891	$13,790	$4,210
Shares of investments:	1,176	2,089	4,177	2,497	515	127

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 2010

	INVESTMENT DIVISIONS

	DREYFUS VIF GROWTH & INCOME PORTFOLIO	FIDELITY VIP ASSET MANAGER PORTFOLIO	FIDELITY VIP CONTRAFUND PORTFOLIO	FIDELITY VIP GROWTH OPPORTUNITIES PORTFOLIO	FIDELITY VIP GROWTH PORTFOLIO	FIDELITY VIP HIGH INCOME PORTFOLIO
ASSETS:
Investments at market value (1)	$36,184	$176,711	$19,567	$10,463	$172,785	$60,400
Investment income due and accrued	137

Total assets	36,321	176,711	19,567	10,463	172,785	60,400

LIABILITIES:
Due to First Great-West Life & Annuity Insurance Company	4	20	2	1	20	6

Total liabilities	4	20	2	1	20	6

NET ASSETS	$36,317	$176,691	$19,565	$10,462	$172,765	$60,394

NET ASSETS REPRESENTED BY:
Accumulation units	$36,317	$176,691	$19,565	$10,462	$172,765	$60,394

ACCUMULATION UNITS OUTSTANDING	1,199	4,736	466	558	2,929	1,379

UNIT VALUE (ACCUMULATION)	$30.29	$37.31	$41.98	$18.75	$58.98	$43.80

(1) Cost of investments:	$37,283	$176,138	$20,315	$8,423	$186,370	$66,211
Shares of investments:	1,831	12,153	819	584	4,659	10,844

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 2010

	INVESTMENT DIVISIONS

	FIDELITY VIP INDEX 500 PORTFOLIO	FIDELITY VIP INVESTMENT GRADE BOND PORTFOLIO	FIDELITY VIP MONEY MARKET PORTFOLIO	FIDELITY VIP OVERSEAS PORTFOLIO	GARTMORE NVIT DEVELOPING MARKETS FUND	JANUS ASPEN OVERSEAS PORTFOLIO
ASSETS:
Investments at market value (1)	$87,264	$16,386	$45,488	$97,580	$12,498	$86,092
Investment income due and accrued			8

Total assets	87,264	16,386	45,496	97,580	12,498	86,092

LIABILITIES:
Due to First Great-West Life & Annuity Insurance Company	10	2	5	11	2	10

Total liabilities	10	2	5	11	2	10

NET ASSETS	$87,254	$16,384	$45,491	$97,569	$12,496	$86,082

NET ASSETS REPRESENTED BY:
Accumulation units	$87,254	$16,384	$45,491	$97,569	$12,496	$86,082

ACCUMULATION UNITS OUTSTANDING	535	578	2,877	3,259	608	3,121

UNIT VALUE (ACCUMULATION)	$163.09	$28.35	$15.81	$29.94	$20.55	$27.58

(1) Cost of investments:	$84,937	$16,180	$45,488	$111,363	$15,642	$59,464
Shares of investments:	659	1,277	45,488	5,819	1,791	1,508

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 2010

INVESTMENT DIVISIONS

SELIGMAN COMMUNICATIONS & INFORMATION PORTFOLIO
ASSETS:
Investments at market value (1)	$333,316
Investment income due and accrued

Total assets	333,316

LIABILITIES:
Due to First Great-West Life & Annuity Insurance Company	37

Total liabilities	37

NET ASSETS	$333,279

NET ASSETS REPRESENTED BY:
Accumulation units	$333,279

ACCUMULATION UNITS OUTSTANDING	6,892

UNIT VALUE (ACCUMULATION)	$48.36

(1) Cost of investments:	$231,017
Shares of investments:	14,454

The accompanying notes are an integral part of these financial statements.	(Concluded)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2010

	INVESTMENT DIVISIONS

	ALGER CAPITAL APPRECIATION PORTFOLIO	ALGER LARGE CAP GROWTH PORTFOLIO	ALGER MID CAP GROWTH PORTFOLIO		ALGER SMALL CAP GROWTH PORTFOLIO		DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND	DREYFUS VIF APPRECIATION PORTFOLIO
INVESTMENT INCOME:
Dividends	$249	$607	$		$		$127	$85

EXPENSES:
Mortality and expense risk	790	1,038		623		913	181	50
Administrative charges	95	105		75		110	22	7

Total expenses	885	1,143		698		1,023	203	57

NET INVESTMENT INCOME (LOSS)	(636)	(536)		(698)		(1,023)	(76)	28

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized gain (loss) on sale of fund shares	3,836	(41)		(5,614)		2,024	(19)	(7)
Realized gain distributions

Net realized gain (loss)	3,836	(41)		(5,614)		2,024	(19)	(7)

Change in net unrealized appreciation (depreciation) on investments	4,496	10,239		14,474		15,150	1,906	514

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$7,696	$9,662		$8,162		$16,151	$1,811	$535

INVESTMENT INCOME RATIOS (See Note 4)

INVESTMENT INCOME RATIO (2010)	0.39%	0.73%					0.88%	2.12%

INVESTMENT INCOME RATIO (2009)		0.65%					0.97%	2.43%

INVESTMENT INCOME RATIO (2008)		0.22%		0.18%			0.76%	3.98%

INVESTMENT INCOME RATIO (2007)		0.34%					0.55%	1.52%

INVESTMENT INCOME RATIO (2006)		0.12%					0.12%	1.66%

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2010

	INVESTMENT DIVISIONS

	DREYFUS VIF GROWTH & INCOME PORTFOLIO	FIDELITY VIP ASSET MANAGER PORTFOLIO	FIDELITY VIP CONTRAFUND PORTFOLIO	FIDELITY VIP GROWTH OPPORTUNITIES PORTFOLIO	FIDELITY VIP GROWTH PORTFOLIO	FIDELITY VIP HIGH INCOME PORTFOLIO
INVESTMENT INCOME:
Dividends	$412	$2,849	$223	$20	$427	$4,496

EXPENSES:
Mortality and expense risk	456	2,127	233	105	1,947	714
Administrative charges	55	85	28	13	234	86

Total expenses	511	2,212	261	118	2,181	800

NET INVESTMENT INCOME (LOSS)	(99)	637	(38)	(98)	(1,754)	3,696

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized gain (loss) on sale of fund shares	(1,921)	(1,620)	(572)	10	(6,868)	(145)
Realized gain distributions		858	8		533

Net realized gain (loss)	(1,921)	(762)	(564)	10	(6,335)	(145)

Change in net unrealized appreciation (depreciation) on investments	7,357	20,575	3,286	1,692	42,050	3,072

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$5,337	$20,450	$2,684	$1,604	$33,961	$6,623

INVESTMENT INCOME RATIOS (See Note 4)

INVESTMENT INCOME RATIO (2010)	1.13%	1.67%	1.20%	0.24%	0.27%	7.86%

INVESTMENT INCOME RATIO (2009)	1.30%	2.15%	0.72%	1.97%	0.46%	7.16%

INVESTMENT INCOME RATIO (2008)	0.57%	2.33%	0.58%		0.80%	7.96%

INVESTMENT INCOME RATIO (2007)	0.77%	5.91%	0.92%		0.83%	7.56%

INVESTMENT INCOME RATIO (2006)	0.79%	3.02%	1.32%		0.45%	4.89%

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2010

	INVESTMENT DIVISIONS

	FIDELITY VIP INDEX 500 PORTFOLIO	FIDELITY VIP INVESTMENT GRADE BOND PORTFOLIO	FIDELITY VIP MONEY MARKET PORTFOLIO	FIDELITY VIP OVERSEAS PORTFOLIO	GARTMORE NVIT DEVELOPING MARKETS FUND		JANUS ASPEN OVERSEAS PORTFOLIO
INVESTMENT INCOME:
Dividends	$1,756	$581	$101	$1,262	$		$531

EXPENSES:
Mortality and expense risk	1,150	202	708	1,116		189	947
Administrative charges	138	24	75	134		23	114

Total expenses	1,288	226	783	1,250		212	1,061

NET INVESTMENT INCOME (LOSS)	468	355	(682)	12		(212)	(530)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized gain (loss) on sale of fund shares	(885)	20		(2,908)		(1,437)	313
Realized gain distributions	1,810	177	29	172

Net realized gain (loss)	925	197	29	(2,736)		(1,437)	313

Change in net unrealized appreciation (depreciation)on investments	9,978	412		13,238		3,716	16,661

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$11,371	$964	$(653)	$10,514		$2,067	$16,444

INVESTMENT INCOME RATIOS (See Note 4)

INVESTMENT INCOME RATIO (2010)	1.91%	3.60%	0.18%	1.41%			0.70%

INVESTMENT INCOME RATIO (2009)	2.60%	7.16%	0.69%	2.06%		1.18%	0.57%

INVESTMENT INCOME RATIO (2008)	1.67%	4.75%	2.99%	2.73%		0.63%	2.88%

INVESTMENT INCOME RATIO (2007)	3.61%	4.34%	5.05%	3.60%		0.43%	0.65%

INVESTMENT INCOME RATIO (2006)	1.94%	5.05%	4.76%	0.93%		0.63%	2.03%

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2010

INVESTMENT DIVISIONS

SELIGMAN COMMUNICATIONS & INFORMATION PORTFOLIO
INVESTMENT INCOME:
Dividends	$

EXPENSES:
Mortality and expense risk	3,789
Administrative charges	249

Total expenses	4,038

NET INVESTMENT LOSS	(4,038)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized gain (loss) on sale of fund shares	3,384
Realized gain distributions

Net realized loss	3,384

Change in net unrealized appreciation on investments	40,129

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$39,475

INVESTMENT INCOME RATIOS (See Note 4)

INVESTMENT INCOME RATIO (2010)

INVESTMENT INCOME RATIO (2009)

INVESTMENT INCOME RATIO (2008)

INVESTMENT INCOME RATIO (2007)

INVESTMENT INCOME RATIO (2006)

The accompanying notes are an integral part of these financial statements.	(Concluded)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2010 AND 2009

	INVESTMENT DIVISIONS

	ALGER CAPITAL APPRECIATION PORTFOLIO		ALGER LARGE CAP GROWTH PORTFOLIO		ALGER MID CAP GROWTH PORTFOLIO
	2010	2009	2010	2009	2010	2009
INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment loss	$(636)	$(731)	$(536)	$(490)	$(698)	$(603)
Net realized gain (loss)	3,836	154	(41)	(438)	(5,614)	(59,089)
Change in net unrealized appreciation (depreciation) on investments	4,496	21,916	10,239	26,758	14,474	78,911

Increase in net assets resulting from operations	7,696	21,339	9,662	25,830	8,162	19,219

CONTRACT TRANSACTIONS:
Transfers for contract benefits and terminations	(10,569)	(1,633)	(667)	(616)	(6,408)	(37,039)
Net transfers					(208)	(437)

Decrease in net assets resulting from contract transactions	(10,569)	(1,633)	(667)	(616)	(6,616)	(37,476)

Total increase (decrease) in net assets	(2,873)	19,706	8,995	25,214	1,546	(18,257)

NET ASSETS:
Beginning of period	64,205	44,499	82,250	57,036	51,707	69,964

End of period	$61,332	$64,205	$91,245	$82,250	$53,253	$51,707

CHANGES IN UNITS OUTSTANDING:
Units issued					8	1
Units redeemed	(197)	(43)	(12)	(13)	(163)	(1,270)

Net decrease	(197)	(43)	(12)	(13)	(155)	(1,269)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2010 AND 2009

	INVESTMENT DIVISIONS

	ALGER SMALL CAP GROWTH PORTFOLIO		DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND		DREYFUS VIF APPRECIATION PORTFOLIO
	2010	2009	2010	2009	2010	2009
INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$(1,023)	$(808)	$(76)	$(58)	$28	$33
Net realized gain (loss)	2,024	(167)	(19)	(3,318)	(7)	216
Change in net unrealized appreciation (depreciation) on investments	15,150	22,284	1,906	7,577	514	433

Increase in net assets resulting from operations	16,151	21,309	1,811	4,201	535	682

CONTRACT TRANSACTIONS:
Transfers for contract benefits and terminations	(5,484)	(1,369)	(1,518)	(11,367)		(15)
Net transfers	(397)	(224)			131	285

Increase (decrease) in net assets resulting from contract transactions	(5,881)	(1,593)	(1,518)	(11,367)	131	270

Total increase (decrease) in net assets	10,270	19,716	293	(7,166)	666	952

NET ASSETS:
Beginning of period	69,753	50,037	15,098	22,264	3,816	2,864

End of period	$80,023	$69,753	$15,391	$15,098	$4,482	$3,816

CHANGES IN UNITS OUTSTANDING:
Units issued	7	2			3	10
Units redeemed	(106)	(42)	(56)	(532)

Net increase (decrease)	(99)	(40)	(56)	(532)	3	10

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2010 AND 2009

	INVESTMENT DIVISIONS

	DREYFUS VIF GROWTH & INCOME PORTFOLIO		FIDELITY VIP ASSET MANAGER PORTFOLIO		FIDELITY VIP CONTRAFUND PORTFOLIO
	2010	2009	2010	2009	2010	2009
INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$(99)	$(35)	$637	$1,456	$(38)	$(243)
Net realized loss	(1,921)	(23,721)	(762)	(21,999)	(564)	(36,774)
Change in net unrealized appreciation (depreciation) on investments	7,357	33,789	20,575	63,126	3,286	47,471

Increase in net assets resulting from operations	5,337	10,033	20,450	42,583	2,684	10,454

CONTRACT TRANSACTIONS:
Transfers for contract benefits and terminations	(9,260)	(46,624)	(14,577)	(55,380)	(2,916)	(57,867)
Net transfers	111	406	(2,769)	(13,114)	73	(15,957)

Decrease in net assets resulting from contract transactions	(9,149)	(46,218)	(17,346)	(68,494)	(2,843)	(73,824)

Total increase (decrease) in net assets	(3,812)	(36,185)	3,104	(25,911)	(159)	(63,370)

NET ASSETS:
Beginning of period	40,129	76,314	173,587	199,498	19,724	83,094

End of period	$36,317	$40,129	$176,691	$173,587	$19,565	$19,724

CHANGES IN UNITS OUTSTANDING:
Units issued	10	22	13	216	4	3
Units redeemed	(360)	(2,215)	(535)	(2,704)	(81)	(2,522)

Net decrease	(350)	(2,193)	(522)	(2,488)	(77)	(2,519)

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2010 AND 2009

	INVESTMENT DIVISIONS

	FIDELITY VIP GROWTH OPPORTUNITIES PORTFOLIO		FIDELITY VIP GROWTH PORTFOLIO		FIDELITY VIP HIGH INCOME PORTFOLIO
	2010	2009	2010	2009	2010	2009
		(1)
INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$(98)	$8	$(1,754)	$(1,346)	$3,696	$3,126
Net realized gain (loss)	10	(1)	(6,335)	(17,064)	(145)	(1,815)
Change in net unrealized appreciation (depreciation) on investments	1,692	348	42,050	51,909	3,072	17,338

Increase in net assets resulting from operations	1,604	355	33,961	33,499	6,623	18,649

CONTRACT TRANSACTIONS:
Transfers for contract benefits and terminations	(470)		(28,409)	(625)	(499)	(10,335)
Net transfers	3,000	5,973		(18,458)	(34)	431

Increase (decrease) in net assets resulting from contract transactions	2,530	5,973	(28,409)	(19,083)	(533)	(9,904)

Total increase in net assets	4,134	6,328	5,552	14,416	6,090	8,745

NET ASSETS:
Beginning of period	6,328	0	167,213	152,797	54,304	45,559

End of period	$10,462	$6,328	$172,765	$167,213	$60,394	$54,304

CHANGES IN UNITS OUTSTANDING:
Units issued	177	412			11	13
Units redeemed	(31)		(543)	(541)	(23)	(279)

Net increase (decrease)	146	412	(543)	(541)	(12)	(266)

(1)	For the period October 13, 2009 to December 31, 2009.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2010 AND 2009

	INVESTMENT DIVISIONS

	FIDELITY VIP INDEX 500 PORTFOLIO		FIDELITY VIP INVESTMENT GRADE BOND PORTFOLIO		FIDELITY VIP MONEY MARKET PORTFOLIO
	2010	2009	2010	2009	2010	2009
INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$468	$983	$355	$2,862	$(682)	$(818)
Net realized gain (loss)	925	(12,494)	197	(3,219)	29
Change in net unrealized appreciation (depreciation) on investments	9,978	32,277	412	8,011

Increase (decrease) in net assets resulting from operations	11,371	20,766	964	7,654	(653)	(818)

CONTRACT TRANSACTIONS:
Transfers for contract benefits and terminations	(19,758)	(51,020)	(132)	(102,731)	(65,087)	(2,347)
Net transfers	102	299	248	613		57,650

Increase (decrease) in net assets resulting from contract transactions	(19,656)	(50,721)	116	(102,118)	(65,087)	55,303

Total increase (decrease) in net assets	(8,285)	(29,955)	1,080	(94,464)	(65,740)	54,485

NET ASSETS:
Beginning of period	95,539	125,494	15,304	109,768	111,231	56,746

End of period	$87,254	$95,539	$16,384	$15,304	$45,491	$111,231

CHANGES IN UNITS OUTSTANDING:
Units issued		4	19	24		4,335
Units redeemed	(130)	(429)	(14)	(4,145)	(4,091)	(894)

Net increase (decrease)	(130)	(425)	5	(4,121)	(4,091)	3,441

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2010 AND 2009

	INVESTMENT DIVISIONS

	FIDELITY VIP OVERSEAS PORTFOLIO		GARTMORE NVIT DEVELOPING MARKETS FUND		JANUS ASPEN OVERSEAS PORTFOLIO
	2010	2009	2010	2009	2010	2009
INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$12	$592	$(212)	$(26)	$(530)	$(459)
Net realized gain (loss)	(2,736)	(11,805)	(1,437)	(1,210)	313	1,259
Change in net unrealized appreciation (depreciation) on investments	13,238	32,631	3,716	6,962	16,661	29,876

Increase in net assets resulting from operations	10,514	21,418	2,067	5,726	16,444	30,676

CONTRACT TRANSACTIONS:
Transfers for contract benefits and terminations	(11,029)	(24,566)	(4,406)	(83)	(6)	(4)
Net transfers	378	(4)	(86)	(936)	(450)	(951)

Decrease in net assets resulting from contract transactions	(10,651)	(24,570)	(4,492)	(1,019)	(456)	(955)

Total increase (decrease) in net assets	(137)	(3,152)	(2,425)	4,707	15,988	29,721

NET ASSETS:
Beginning of period	97,706	100,858	14,921	10,214	70,094	40,373

End of period	$97,569	$97,706	$12,496	$14,921	$86,082	$70,094

CHANGES IN UNITS OUTSTANDING:
Units issued	26	21	10			1
Units redeemed	(407)	(1,069)	(234)	(78)	(20)	(63)

Net decrease	(381)	(1,048)	(224)	(78)	(20)	(62)

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2010 AND 2009

	INVESTMENT DIVISIONS

	SELIGMAN COMMUNICATIONS & INFORMATION PORTFOLIO
	2010	2009
INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$(4,038)	$(3,361)
Net realized gain (loss)	3,384	(3,935)
Change in net unrealized appreciation (depreciation) on investments	40,129	121,029

Increase in net assets resulting from operations	39,475	113,733

CONTRACT TRANSACTIONS:
Transfers for contract benefits and terminations	(12,428)	(6,332)
Net transfers	(81)	(15,581)

Decrease in net assets resulting from contract transactions	(12,509)	(21,913)

Total increase (decrease) in net assets	26,966	91,820

NET ASSETS:
Beginning of period	306,313	214,493

End of period	$333,279	$306,313

CHANGES IN UNITS OUTSTANDING:
Units issued	3	4
Units redeemed	(303)	(764)

Net decrease	(300)	(760)

The accompanying notes are an integral part of these financial statements.	(Concluded)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

1.	ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The Variable Annuity-2 Series Account (the Series Account), a separate account of First Great-West Life & Annuity Insurance Company (the Company), is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with regulations of the Colorado Division of Insurance. The Series Account consists of numerous investment divisions (Investment Divisions), each being treated as an individual accounting entity for financial reporting purposes, and each investing all of its investible assets in the named underlying mutual fund. The Series Account is no longer being sold and is also closed to additional premium payments from existing policyholders. There are currently no participants receiving an annuity payout.

Under applicable insurance law, the assets and liabilities of each of the Investment Divisions of the Series Account are clearly identified and distinguished from the Company’s other assets and liabilities. The portion of the Series Account’s assets applicable to the reserves and other contract liabilities with respect to the Series Account is not chargeable with liabilities arising out of any other business the Company may conduct.

The preparation of financial statements and financial highlights of each of the Investment Divisions in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and financial highlights and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Security Valuation

Mutual fund investments held by the Investment Divisions are valued at the reported net asset values of such underlying mutual funds, which value their investment securities at fair value.

The Series Account classifies its valuations into three levels based upon the transparency of inputs to the valuation of the Series Account’s investments. The valuation levels are not necessarily an indication of the risk or liquidity associated with the underlying investment. The three levels are defined as follows:

Level 1 – Valuations based on unadjusted quoted prices for identical securities in active markets.

Level 2 – Valuations based on either directly or indirectly observable inputs. These may include quoted prices for similar assets in active markets.

Level 3 – Valuations based on inputs that are unobservable and significant to the fair value measurement and may include prices obtained from single broker quotes. Unobservable inputs reflect the reporting entity’s own assumptions and would be based on the best information available under the circumstances.

As of December 31, 2010, the only investments of each of the Investment Divisions of the Series Account were in underlying registered investment companies that are actively traded, therefore 100% of the investments are valued using Level 1 inputs. The Series Account recognizes transfers between the levels as of the beginning of the quarter in which the transfer occurred. There were no transfers between Levels 1 and 2 during the year.

Risk Factors

Investing in the Series Account may involve certain risks including, but not limited to, those described below.

Unforeseen developments in market conditions may result in the decline of prices of, and the income generated by, the securities held by the Investment Divisions. These events may have adverse effects on the Investment Divisions such as a decline in the value and liquidity of many securities held by the Investment Divisions, and a decrease in net asset value.

The Investment Divisions investing in stocks may involve larger price fluctuation and greater potential for loss than other types of investments. This may cause the Investment Divisions to be subject to larger short-term declines in value.

The Investment Divisions may have elements of risk due to concentrated investments in foreign issuers located in a specific country. Such concentrations may subject the Investment Divisions to additional risks resulting from future political or economic conditions and/or possible impositions of adverse foreign governmental laws or currency exchange restrictions. Investments in securities of non-U.S. issuers have unique risks not present in securities of U.S. issuers, such as greater price volatility and less liquidity.

The Series Account may have Investment Divisions that primarily invest in bonds. Fixed income securities are subject to credit risk, which is the possibility that a security could have its credit rating downgraded or that the issuer of the security could fail to make timely payments or default on payments of interest or principal. Additionally, fixed income securities are subject to interest rate risk, meaning the decline in the price of debt securities that accompanies a rise in interest rates. Bonds with longer maturities are subject to greater price fluctuations than bonds with shorter maturities.

The Investment Divisions may be invested in bonds which are rated below investment grade. These high yield bonds may be more susceptible than higher grade bonds to real or perceived adverse economic or industry conditions. The secondary market, on which high yield bonds are traded, may also be less liquid than the market for higher grade bonds.

The Investment Divisions may invest in securities of governmental agencies. Investments in securities of governmental agencies may only be guaranteed by the respective agency’s limited authority to borrow from the U.S. Government and may not be guaranteed by the full faith and credit of the U.S. Government.

Security Transactions and Investment Income

Transactions are recorded on the trade date. Realized gains and losses on sales of investments are determined on the basis of identified cost. Dividend income is recorded on the ex-dividend date and the amounts distributed to the Investment Division for its share of dividends are reinvested in additional full and fractional shares of the related mutual funds.

Federal Income Taxes

The operations of each of the Investment Divisions of the Series Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (IRC). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of each of the Investment Divisions of the Series Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Series Account for federal income taxes. The Company will review periodically the status of the federal income taxes policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

Net Transfers

Net transfers include transfers between Investment Divisions of the Series Account as well as transfers between other investment options of the Company, not included in the Series Account.

Application of Recent Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06 “Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements” (ASU No. 2010-06). ASU No. 2010-06 provides for disclosure of significant transfers in and out of the fair value hierarchy Levels 1 and 2, and the reasons for these transfers. In addition, ASU No. 2010-06 provides for separate disclosure about purchases, sales, issuances and settlements in the Level 3 hierarchy roll forward activity. ASU No. 2010-06 is effective for interim and annual periods beginning after December 31, 2009 except for the provisions relating to purchases, sales, issuances and settlements of Level 3 investments, which are effective for fiscal years beginning after December 15, 2010. The Series Account adopted the disclosure provisions of ASU 2010-06 for its fiscal year beginning January 1, 2010 and will adopt the Level 3 purchase, sales, issuances and settlement provisions for its fiscal year beginning January 1, 2011. The adoption of ASC No. 2010-06 did not have an impact on the Series Account’s financial position or the results of its operations.

2.	PURCHASES AND SALES OF INVESTMENTS

The cost of purchases and proceeds from sales of investments for the year ended December 31, 2010 were as follows:

Investment Division	Purchases	Sales

Alger Capital Appreciation Portfolio	$249	$11,454
Alger Large Cap Growth Portfolio	607	1,809
Alger Mid Cap Growth Portfolio	340	7,654
Alger Small Cap Growth Portfolio	413	7,316
Dreyfus Socially Responsible Growth Fund	127	1,721
Dreyfus VIF Appreciation Portfolio	224	63
Dreyfus VIF Growth & Income Portfolio	607	9,900
Fidelity VIP Asset Manager Portfolio	4,122	19,972
Fidelity VIP Contrafund Portfolio	373	3,246
Fidelity VIP Growth Opportunities Portfolio	3,020	588
Fidelity VIP Growth Portfolio	960	30,589
Fidelity VIP High Income Portfolio	4,911	1,748
Fidelity VIP Index 500 Portfolio	3,711	21,090
Fidelity VIP Investment Grade Bond Portfolio	1,260	612
Fidelity VIP Money Market Portfolio	143	65,878
Fidelity VIP Overseas Portfolio	2,105	12,572
Gartmore NVIT Developing Markets Fund	178	4,882
Janus Aspen Overseas Portfolio	551	1,535
Seligman Communications & Information Portfolio	110	16,654

3.	EXPENSES AND RELATED PARTY TRANSACTIONS

Contract Maintenance Charges

The Company deducts an annual maintenance charge of $30, which is made directly to contract owner accounts through the redemption of units, for each contract. The maintenance charge, which is recorded as

Transfers for contract benefits and terminations in the accompanying Statement of Changes in Net Assets of the applicable Investment Divisions, is waived on certain contracts.

Deductions for Premium Taxes

The Company may deduct from each participant’s account an amount to pay any premium tax levied by any governmental entity as a result of the existence of the policy owners’ accounts or of the Series Account. This charge is netted with Purchase payments received on the Statement of Changes in Net Assets of the applicable Investment Divisions.

Deductions for Assumption of Mortality and Expense Risks and Administrative Charges

The Company assumes mortality and expense risks related to the operations of the Series Account and deducts a daily charge from the unit value of each Investment Division equal to an effective annual rate of 1.25%. In addition, an effective annual rate of 0.15% of each Investment Division is deducted as daily administration fees for certain contracts. These charges are recorded as Mortality and expense risk and Administrative charges, respectively, in the Statement of Operations of the applicable Investment Divisions.

4.	FINANCIAL HIGHLIGHTS

For each Investment Division, the accumulation units outstanding, net assets, the range of lowest to highest expense ratio (excluding expenses of the underlying funds), total return and accumulation unit fair values for each year or period ended December 31 are included on the following pages. In certain instances the lowest unit fair value and total return exceed the highest due to the impact of contracts which were not in force for the full year.

The Expense Ratios represent the annualized contract expenses of the respective Investment Divisions of the Series Account, consisting of mortality and expense charges and administrative charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

The Total Return amounts represent the total return for the periods indicated, including changes in the value of the underlying fund and expenses assessed through the reduction of unit values. These returns do not include any expenses assessed through the redemption of units. Investment Divisions with a date notation indicate the effective date that the investment option was available in the Series Account. The total returns are calculated for each period indicated or from the effective date through the end of the reporting period and are not annualized for periods less than one year.

The Investment Income Ratio represents the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying mutual fund divided by average net assets during the period. It is not annualized for periods less than one year. The ratio excludes those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the Investment Division is affected by the timing of the declaration of dividends by the underlying fund in which the Investment Division invests. The Investment Income Ratios for each of the Investment Divisions are disclosed on the Statement of Operations.

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

	At December 31						For the year or period ended December 31
INVESTMENT DIVISIONS	Units (000s)		Unit Fair Value lowest to highest			Net Assets (000s)	Expense Ratio lowest to highest			Total Return lowest to highest

ALGER CAPITAL APPRECIATION PORTFOLIO
2010	1		$55.16	to	$56.49	$61	1.25%	to	1.40%	12.43%	to	12.60%
2009	1		$49.06	to	$50.17	$64	1.25%	to	1.40%	49.07%	to	49.23%
2008	1		$32.91	to	$33.62	$44	1.25%	to	1.40%	(45.90)%	to	(45.82)%
2007	1		$60.85	to	$62.05	$85	1.25%	to	1.40%	31.68%	to	31.88%
2006	3		$46.21	to	$47.05	$118	1.25%	to	1.40%	17.58%	to	17.77%
ALGER LARGECAP GROWTH PORTFOLIO
2010	1		$65.61	to	$67.82	$91	1.25%	to	1.40%	11.79%	to	11.97%
2009	1		$58.69	to	$60.57	$82	1.25%	to	1.40%	45.52%	to	45.74%
2008	1		$40.33	to	$41.56	$57	1.25%	to	1.40%	(46.91)%	to	(46.83)%
2007	1		$75.96	to	$78.17	$108	1.25%	to	1.40%	18.28%	to	18.48%
2006	2		$64.22	to	$65.98	$104	1.25%	to	1.40%	3.70%	to	3.84%
ALGER MIDCAP GROWTH PORTFOLIO
2010	1		$49.13	to	$50.45	$53	1.25%	to	1.40%	17.73%	to	17.90%
2009	1		$41.73	to	$42.79	$52	1.25%	to	1.40%	49.57%	to	49.82%
2008	3		$27.90	to	$28.56	$70	1.25%	to	1.40%	(58.93)%	to	(58.88)%
2007	6		$67.94	to	$69.45	$376	1.25%	to	1.40%	29.73%	to	29.91%
2006	6		$52.37	to	$53.46	$296	1.25%	to	1.40%	8.61%	to	8.79%
ALGER SMALLCAP GROWTH PORTFOLIO
2010	1		$62.50	to	$64.61	$80	1.25%	to	1.40%	23.57%	to	23.73%
2009	1		$50.58	to	$52.22	$70	1.25%	to	1.40%	43.49%	to	43.70%
2008	1		$35.25	to	$36.34	$50	1.25%	to	1.40%	(47.35)%	to	(47.26)%
2007	3		$66.95	to	$68.91	$205	1.25%	to	1.40%	15.61%	to	15.78%
2006	3		$57.91	to	$59.52	$198	1.25%	to	1.40%	18.35%	to	18.54%
DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND
2010	1		$30.38	to	$31.16	$15	1.25%	to	1.40%	13.23%	to	13.39%
2009	1		$26.83	to	$27.48	$15	1.25%	to	1.40%	31.97%	to	32.05%
2008	1		$20.33	to	$20.81	$22	1.25%	to	1.40%	(35.33)%	to	(35.23)%
2007	1		$31.45	to	$32.13	$36	1.25%	to	1.40%	6.25%	to	6.46%
2006	1		$29.60	to	$30.18	$38	1.25%	to	1.40%	7.71%	to	7.82%
DREYFUS VIF APPRECIATION PORTFOLIO
2010	0	*	$41.42	to	$42.63	$4	1.25%	to	1.40%	13.73%	to	13.89%
2009	0	*	$36.42	to	$37.43	$4	1.25%	to	1.40%	20.84%	to	21.05%
2008	0	*	$30.14	to	$30.92	$3	1.25%	to	1.40%	(30.54)%	to	(30.44)%
2007	1		$43.39	to	$44.45	$51	1.25%	to	1.40%	5.70%	to	5.81%
2006	1		$41.05	to	$42.01	$48	1.25%	to	1.40%	14.92%	to	15.03%

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

	At December 31						For the year or period ended December 31
INVESTMENT DIVISIONS	Units (000s)		Unit Fair Value lowest to highest			Net Assets (000s)	Expense Ratio lowest to highest			Total Return lowest to highest

DREYFUS VIF GROWTH & INCOME PORTFOLIO
2010	1		$30.29	to	$31.06	$36	1.25%	to	1.40%	16.95%	to	17.12%
2009	2		$25.90	to	$26.52	$40	1.25%	to	1.40%	27.02%	to	27.19%
2008	4		$20.39	to	$20.85	$76	1.25%	to	1.40%	(41.26)%	to	(41.15)%
2007	7		$34.71	to	$35.43	$233	1.25%	to	1.40%	6.93%	to	7.10%
2006	6		$32.46	to	$33.08	$202	1.25%	to	1.40%	12.94%	to	13.09%
FIDELITY VIP ASSET MANAGER PORTFOLIO
2010	5		$36.49	to	$37.68	$177	1.25%	to	1.40%	12.69%	to	12.85%
2009	5		$32.38	to	$33.39	$174	1.25%	to	1.40%	27.28%	to	27.49%
2008	8		$25.44	to	$26.19	$199	1.25%	to	1.40%	(29.70)%	to	(29.60)%
2007	10		$36.19	to	$37.20	$368	1.25%	to	1.40%	13.91%	to	14.08%
2006	12		$31.77	to	$32.61	$390	1.25%	to	1.40%	5.83%	to	5.98%
FIDELITY VIP CONTRAFUND PORTFOLIO
2010	0	*	$41.98	to	$43.00	$20	1.25%	to	1.40%	15.58%	to	15.75%
2009	1		$36.32	to	$37.15	$20	1.25%	to	1.40%	33.82%	to	34.02%
2008	3		$27.14	to	$27.72	$83	1.25%	to	1.40%	(43.32)%	to	(43.22)%
2007	8		$47.88	to	$48.82	$395	1.25%	to	1.40%	15.96%	to	16.13%
2006	10		$41.29	to	$42.04	$415	1.25%	to	1.40%	10.17%	to	10.34%
FIDELITY VIP GROWTH OPPORTUNITIES PORTFOLIO
(Effective date 06/30/2003)
2010	1		$18.74	to	$19.20	$10	1.25%	to	1.40%	22.01%	to	22.22%
2009	0	*	$15.36	to	$15.71	$6	1.25%	to	1.40%	43.82%	to	44.00%
FIDELITY VIP GROWTH PORTFOLIO
2010	3		$58.98	to	$61.17	$173	1.25%	to	1.40%	22.47%	to	22.63%
2009	3		$48.16	to	$49.88	$167	1.25%	to	1.40%	26.50%	to	26.70%
2008	4		$38.07	to	$39.37	$153	1.25%	to	1.40%	(47.91)%	to	(47.83)%
2007	5		$73.08	to	$75.46	$335	1.25%	to	1.40%	25.20%	to	25.39%
2006	6		$58.37	to	$60.18	$367	1.25%	to	1.40%	5.36%	to	5.52%
FIDELITY VIP HIGH INCOME PORTFOLIO
2010	1		$43.81	to	$45.50	$60	1.25%	to	1.40%	12.25%	to	12.40%
2009	1		$39.03	to	$40.48	$54	1.25%	to	1.40%	41.98%	to	42.18%
2008	2		$27.49	to	$28.47	$46	1.25%	to	1.40%	(26.04)%	to	(25.92)%
2007	2		$37.17	to	$38.43	$72	1.25%	to	1.40%	1.36%	to	1.51%
2006	2		$36.67	to	$37.86	$83	1.25%	to	1.40%	9.69%	to	9.87%

(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

	At December 31					For the year or period ended December 31
INVESTMENT DIVISIONS	Units (000s)	Unit Fair Value lowest to highest			Net Assets (000s)	Expense Ratio lowest to highest			Total Return lowest to highest
FIDELITY VIP INDEX 500 PORTFOLIO
2010	1	$162.96	to	$167.54	$87	1.25%	to	1.40%	13.40%	to	13.59%
2009	1	$143.70	to	$147.49	$96	1.25%	to	1.40%	24.86%	to	25.03%
2008	1	$115.09	to	$117.96	$125	1.25%	to	1.40%	(37.88)%	to	(37.78)%
2007	2	$185.27	to	$189.59	$338	1.25%	to	1.40%	3.98%	to	4.13%
2006	2	$178.18	to	$182.07	$354	1.25%	to	1.40%	14.13%	to	14.31%
FIDELITY VIP INVESTMENT GRADE BOND PORTFOLIO
2010	1	$28.37	to	$29.09	$16	1.25%	to	1.40%	6.29%	to	6.48%
2009	1	$26.69	to	$27.32	$15	1.25%	to	1.40%	14.16%	to	14.26%
2008	5	$23.38	to	$23.91	$110	1.25%	to	1.40%	(4.57)%	to	(4.44)%
2007	7	$24.51	to	$25.02	$161	1.25%	to	1.40%	2.90%	to	3.05%
2006	7	$23.82	to	$24.28	$178	1.25%	to	1.40%	2.89%	to	3.06%
FIDELITY VIP MONEY MARKET PORTFOLIO
2010	3	$15.76	to	$16.15	$45	1.25%	to	1.40%	(1.13)%	to	(1.04)%
2009	7	$15.94	to	$16.32	$111	1.25%	to	1.40%	(0.69)%	to	(0.49)%
2008	4	$16.05	to	$16.40	$57	1.25%	to	1.40%	1.58%	to	1.74%
2007	4	$15.80	to	$16.12	$64	1.25%	to	1.40%	3.74%	to	3.87%
2006	5	$15.23	to	$15.52	$71	1.25%	to	1.40%	3.39%	to	3.60%
FIDELITY VIP OVERSEAS PORTFOLIO
2010	3	$29.94	to	$31.03	$98	1.25%	to	1.40%	11.55%	to	11.70%
2009	4	$26.84	to	$27.78	$98	1.25%	to	1.40%	24.78%	to	24.97%
2008	5	$21.51	to	$22.23	$101	1.25%	to	1.40%	(44.59)%	to	(44.51)%
2007	5	$38.82	to	$40.06	$181	1.25%	to	1.40%	15.67%	to	15.85%
2006	7	$33.56	to	$34.58	$240	1.25%	to	1.40%	16.45%	to	16.63%
GARTMORE NVIT DEVELOPING MARKETS FUND
2010	1	$20.55	to	$21.02	$12	1.25%	to	1.40%	14.55%	to	14.74%
2009	1	$17.94	to	$18.32	$15	1.25%	to	1.40%	59.89%	to	60.14%
2008	1	$11.22	to	$11.44	$10	1.25%	to	1.40%	(58.43)%	to	(58.37)%
2007	6	$26.99	to	$27.48	$154	1.25%	to	1.40%	41.46%	to	41.72%
2006	6	$19.08	to	$19.39	$116	1.25%	to	1.40%	32.78%	to	32.90%
JANUS ASPEN OVERSEAS PORTFOLIO
2010	3	$27.58	to	$28.15	$86	1.25%	to	1.40%	23.57%	to	23.74%
2009	3	$22.32	to	$22.75	$70	1.25%	to	1.40%	77.14%	to	77.32%
2008	3	$12.60	to	$12.83	$40	1.25%	to	1.40%	(52.77)%	to	(52.71)%
2007	4	$26.70	to	$27.13	$120	1.25%	to	1.40%	26.54%	to	26.72%
2006	3	$21.10	to	$21.41	$74	1.25%	to	1.40%	45.02%	to	45.25%

(Continued)

VARIABLE ANNUITY-2 SERIES ACCOUNT OF

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

	At December 31					For the year or period ended December 31
INVESTMENT DIVISIONS	Units (000s)	Unit Fair Value lowest to highest			Net Assets (000s)	Expense Ratio lowest to highest			Total Return lowest to highest

SELIGMAN COMMUNICATIONS & INFORMATION PORTFOLIO
2010	7	$47.82	to	$49.01	$333	1.25%	to	1.40%	13.43%	to	13.58%
2009	7	$42.16	to	$43.15	$306	1.25%	to	1.40%	57.67%	to	57.94%
2008	8	$26.74	to	$27.32	$214	1.25%	to	1.40%	(37.11)%	to	(37.02)%
2007	12	$42.52	to	$43.38	$499	1.25%	to	1.40%	13.78%	to	13.95%
2006	13	$37.37	to	$38.07	$476	1.25%	to	1.40%	20.63%	to	20.82%

* The Investment Division has units that round to less than 1,000 units.	(Concluded)

PART C

OTHER INFORMATION

Item 24.	Financial Statements and Exhibits

(a)

Financial Statements

The balance sheets of First Great-West Life & Annuity Insurance Company (“First GWL&A”) as of December 31, 2010 and 2009, and the related statements of income, stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2010, and the statements of assets and liabilities of each of the investment divisions which comprise Variable Annuity-2 Series Account of First GWL&A (the “Series Account”) as of December 31, 2010, and the related statements of operations and changes in net assets, and the financial highlights for each of the periods presented, are filed herewith.

(b)	Exhibits
(1)

Certified copy of resolution of Board of Directors of Depositor authorizing the establishment of Registrant (is incorporated by reference to exhibits filed with the Post-Effective Amendment No. 11 to the Registration Statement on Form N-4 (File No. 33-32199), filed on April 29, 1997.

	(2)	Not applicable.

	(3)	Underwriting agreement between First Great-West Life & Annuity Insurance Company and GWFS Equities, Inc. is filed herewith.

(4)(a)

Form of the individual flexible premium variable annuity contract is incorporated by reference to Registrant’s Initial Registration Statement on Form N-4 filed on September 29, 2011 (File No. 333-177070).

	(4)(b)	Form of guaranteed lifetime withdrawal benefit rider is incorporated by reference to Registrant’s Initial Registration Statement on Form N-4 filed on September 29, 2011 (File No. 333-177070).

	(4)(c)	Form of individual retirement annuity endorsement is incorporated by reference to Registrant’s Initial Registration Statement on Form N-4 filed on September 29, 2011 (File No. 333-177070).

	(5)	Form of variable annuity application is filed herewith.

	(6)(a)	The Charter of Depositor is incorporated by reference to the initial Registration Statement filed by Variable Annuity-1 Series Account on Form N-4 filed on January 3, 2006 (File No. 333-130820).

	(6)(b)	Bylaws of Depositor are incorporated by reference to the initial Registration Statement filed by Variable Annuity-1 Series Account on Form N-4 filed on January 3, 2006 (File No. 333-130820).

	(7)	Not Applicable

(8)(a)

Participation Agreement with AIM Variable Insurance Fund (formerly INVESCO Variable Investment Funds, Inc.) is incorporated by reference to Variable Annuity-1 Series Account of First Great-West’s Initial Registration Statement on Form N-4 filed on April 16, 1997 (File No. 333-25289); amendment to Participation Agreement with AIM Variable Insurance Fund is incorporated by reference to Variable Annuity-1 Series Account of First Great-West’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed on April 24, 2008 (File No. 333-147743).

(8)(b)

Participation Agreement with Alger American Fund is incorporated by reference to Variable Annuity-1 Series Account of First Great-West’s Initial Registration Statement on Form N-4 filed on April 16, 1997 (File No. 333-25289); amendment to Participation Agreement with Alger American Fund is incorporated by reference to Variable Annuity-1 Series Account of First Great-West’s Post-Effective Amendment No. 7 to the Registration Statement on Form N-4 filed on April 15, 2002 (File No. 333-25289); amendment to Participation Agreement is filed herewith.

(8)(c)

Participation Agreement with American Century Variable Portfolios (formerly, TCI Portfolios, Inc.) is incorporated by reference to Variable Annuity-1 Series Account of First Great-West’s Initial Registration Statement on Form N-4 filed on April 16, 1997 (File No. 333-25289); amendment to Participation Agreement with American Century Variable Portfolios is incorporated by reference to Variable Annuity-1 Series Account of First Great-West’s Post-Effective Amendment No. 7 to the Registration Statement on Form N-4 filed on April 15, 2002 (File No. 333-25289); amendment to Participation Agreement with American Century Variable Portfolios is incorporated by reference to Variable Annuity-1 Series Account of First Great-West’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed on April 24, 2008 (File No. 333-147743); amendment to Participation Agreement with American Century Variable Portfolios is incorporated by reference to Variable Annuity-1 Series Account of First Great-West’s Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 filed on April 16, 2010 (File No. 333-147743).

(8)(d)

Participation Agreement with Delaware VIP Trust is incorporated by reference to Variable Annuity-1 Series Account of First Great-West’s Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 filed on March 31, 2004 (File No. 333-25289); form of amendment to Participation Agreement with Delaware VIP Trust is incorporated by reference to the Variable Annuity-1 Series Account of First Great-West’s Post-Effective Amendment No. 15 to the Registration Statement, filed on April 29, 2005 (File No. 333-25289); amendment to Participation Agreement with Delaware VIP Trust is incorporated by reference to Variable Annuity-1 Series Account of First Great-West’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed on April 24, 2008 (File No. 333-147743); amendment to Participation Agreement is filed herewith.

(8)(e)

Participation Agreement with Dreyfus Variable Investment Fund is incorporated by reference to Variable Annuity-1 Series Account of First Great-West’s Post-Effective Amendment No. 9 to the Registration Statement on Form N-4 filed on April 25, 2003 (File No. 333-25289); amendment to Participation Agreement with Dreyfus Variable Investment Fund is incorporated by reference to Variable Annuity-1 Series Account of First Great-West’s Pre-Effective Amendment to the Registration Statement on Form N-4 filed on April 24, 2008 (File No. 333-147743); amendment to Participation Agreement with Dreyfus Variable Investment Fund is incorporated by reference to Variable Annuity-1 Series Account of First Great-West’s Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 filed on April 16, 2010 (File No. 333-147743).

(8)(f)	Participation Agreement with DWS Variable Series II (formerly, Scudder Variable

Life Investment Fund) is incorporated by reference to Variable Annuity-1 Series Account of First Great-West’s Post-Effective Amendment No. 9 to the Registration Statement on Form N-4 filed on April 25, 2003 (File No. 333-25289); form of amendment to Participation Agreement is incorporated by reference to the Variable Annuity-1 Series Account of First Great-West’s Post-Effective Amendment No. 15 to the Registration Statement, filed on April 29, 2005 (File No. 333-25289); amendment to Participation Agreement with DWS Variable Series II is incorporated by reference to Variable Annuity-1 Series Account of First Great-West’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed on April 24, 2008 (File No. 333-147743).

(8)(g)

Participation Agreement with Janus Aspen Series (Institutional Class Shares) is incorporated by reference to Variable Annuity-1 Series Account of First Great-West’s Initial Registration Statement on Form N-4 filed on April 16, 1997 (File No. 333-25289); amendment to Participation Agreement with Janus Aspen Series is incorporated by reference to Variable Annuity-1 Series Account of First Great-West’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed on April 24, 2008 (File No. 333-147743); amendment to Participation Agreement with Janus Aspen Series is incorporated by reference to Variable Annuity-1 Series Account of First Great-West’s Post-Effective Amendment No. 1 on Form N-4 filed on April 21, 2009 (File No. 333-147743); amendment to Participation Agreement is filed herewith.

(8)(h)

Participation Agreement with Neuberger Berman Advisers Management Trust is incorporated by reference to Variable Annuity-1 Series Account of First Great-West’s Post-Effective Amendment No. 1 to the Registration Statement on N-4 filed on April 27, 2006 (File No. 333-130820); amendment to Participation Agreement with Neuberger Berman Adviser Management Trust is incorporated by reference to Variable Annuity-1 Series Account of First Great-West’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed on April 24, 2008 (File No. 333-147743); amendment to Participation Agreement is incorporated by reference to Variable Annuity-2 Series Account of Great-West Life & Annuity Insurance Company pre-effective amendment No. 1 on Form N-4 filed on December 19, 2011. (File No. 333-176926).

(8)(i)

Participation Agreement with PIMCO Variable Insurance Trust is incorporated by reference to Variable Annuity-1 Series Account of First Great-West’s Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 filed on March 31, 2004 (File No. 333-25289); form of amendment to Participation Agreement with PIMCO Variable Insurance Trust is incorporated by reference to the Variable Annuity-1 Series Account of First Great-West’s Post-Effective Amendment No. 15 to the Registration Statement, filed on April 29, 2005 (File No. 333-25289); amendment to Participation Agreement with PIMCO Variable Insurance Trust is incorporated by reference to Variable Annuity-1 Series Account of First Great-West’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed on April 24, 2008 (File No. 333-147743); amendment to Participation Agreement is filed herewith.

(8)(j)

Participation Agreement with Van Kampen Life Investments Trust is incorporated by reference to Variable Annuity-1 Series Account of First Great-West’s initial Registration Statement on Form N-4 filed on January 3, 2006 (File No. 333-130820); amendment to Participation Agreement with Van Kampen Life Investments Trust is incorporated by reference to Variable Annuity-1 Series Account of First Great-West’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed on April 24, 2008 (File No. 333-147743).

(8)(k)

Participation Agreement with Van Eck Worldwide Insurance Trust is incorporated by reference to Variable Annuity-1 Series Account of First Great-West’s Post-Effective Amendment No. 1 on Form N-4 filed on April 21, 2009 (File No. 333-147743); amendment to Participation Agreement with Van Eck Worldwide Insurance Trust is incorporated by reference to Variable Annuity-1 Series Account of First Great-West’s Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 filed on April 16, 2010 (File No. 333-147743).

(8)(l)

Participation Agreement with Columbia Funds Variable Insurance Trust is incorporated by reference to Post-Effective Amendment No. 43 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4 on April 16, 2010 (File No. 811-07549); Participation Agreement with Columbia Funds Variable Insurance Trust I is incorporated by reference to Post-Effective Amendment No. 43 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4 on April 16, 2010 (File No. 811-07549).

(8)(m)

Participation Agreement with Lazard Retirement Series is incorporated by reference to Post-Effective Amendment No. 43 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4 on April 16, 2010 (File No. 811-07549); amendment to Participation Agreement is incorporated by reference to Variable Annuity-2 Series Account of Great-West Life & Annuity Insurance Company pre-effective amendment No. 1 on Form N-4 filed on December 19, 2011. (File No. 333-176926).

(8)(n)

Participation Agreement with The Universal Institutional Funds, Inc. is incorporated by reference to Variable Annuity-1 Series Account of First Great-West’s initial Registration Statement on Form N-4, filed on January 3, 2006 (File No. 333-130820).

(8)(o)

Form of Fund Participation Agreement between Registrant and Maxim Series Fund is incorporated by reference to Variable Annuity-2 Series Account of Great-West Life & Annuity Insurance Company pre-effective amendment No. 1 on Form N-4 filed on December 19, 2011. (File No. 333-176926).

(8)(p)

Form of Participation Agreement with Registrant, Variable Annuity-1 Series Account and Putnam Variable Trust and amendments thereto are incorporated by reference to Variable Annuity-2 Series Account of Great-West Life & Annuity Insurance Company pre-effective amendment No. 1 on Form N-4 filed on December 19, 2011. (File No. 333-176926).

(8)(q)

Form of Rule 22c-2 Shareholder Information Agreement is incorporated by reference to Post-Effective Amendment No. 18 to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4 to the Registration Statement, filed on April 27, 2007 (File No. 333-52956).

(9)	Opinion of counsel and consent is filed herewith.

(10)(a)	Written Consent of Jorden Burt LLP is filed herewith.

(10)(b)	Written Consent of Deloitte & Touche LLP is filed herewith.

(11)	Not Applicable.

(12)	Not Applicable.

(13)	Powers of Attorney for Messrs. J. Bernbach, A. Desmarais, P. Desmarais, Jr., S. Katz, R.J. Orr, T. Ryan, B. Walsh and Ms. M. Alazraki are filed herewith.

Item 25.	Directors and Officers of the Depositor

Name	Principal Business Address	Positions and Offices with Depositor

R.L. McFeetors	(1)	Chairman of the Board

M. Alazraki	Manatt, Phelps & Phillips, LLP 7 Times Square, 23rd Floor New York, NY 10036	Director

J.L. Bernbach	32 East 57th Street, 10th Floor New York, NY 10022	Director

A. Desmarais	(4)	Director

P. Desmarais, Jr.	(4)	Director

M.T.G. Graye	(2)	Director, President and Chief Executive Officer

S. Katz	Fried, Frank, Harris, Shriver & Jacobson One New York Plaza New York, NY 10004	Director

J.E.A. Nickerson	H.B. Nickerson & Sons Limited P.O. Box 130 North Sydney, Nova Scotia, Canada B2A 3M2	Director

R.J. Orr	(4)	Director

M. Plessis-Bélair	(4)	Director

H.P. Rousseau	(4)	Director

R. Royer	(4)	Director

P.K. Ryan	(4)	Director

T.T. Ryan, Jr.	SIFMA 120 Broadway, 35th Floor New York, NY 10271-0080	Director

B.E. Walsh	Saguenay Capital, LLC The Centre at Purchase Two Manhattanville Road, Suite 403 Purchase, NY 10577	Director

S.M. Corbett	(2)	Executive Vice President and Chief Investment Officer

R.K. Shaw	(2)	Executive Vice President, Individual Markets

C.P. Nelson	(2)	President, Great-West Retirement Services

J.L. McCallen	(2)	Senior Vice President and Chief Financial Officer

C.H. Cumming	(2)	Senior Vice President, Defined Contribution Markets

J. Van Harmelen	(2)	Senior Vice President and Controller

G.R. Derback	(2)	Senior Vice President, Finance

M.R. Edwards	(2)	Senior Vice President, FASCore Operations

E.P. Friesen	(2)	Senior Vice President, Investments

R.J. Laeyendecker	(2)	Senior Vice President, Executive Benefits Markets

G.R. McDonald	(2)	Senior Vice President, Corporate Resources

S.A. Miller	(3)	Senior Vice President and Chief Information Officer

G.E. Seller	18111 Von Karman Avenue, #560 Irvine, CA 92612	Senior Vice President, Government Markets

R.G. Schultz	(3)	Senior Vice President, General Counsel and Secretary

C.S. Toucher	(2)	Senior Vice President, Investments

(1)	100 Osborne Street North, Winnipeg, Manitoba, Canada R3C 3A5.
(2)	8515 East Orchard Road, Greenwood Village, Colorado 80111.
(3)	8525 East Orchard Road, Greenwood Village, Colorado 80111.
(4)	Power Financial Corporation, 751 Victoria Square, Montreal, Quebec, Canada H2Y 2J3.

Item 26. Persons controlled by or under common control with the Depositor or Registrant as of 9/30/11

(State/Country of Organization) - Nature of Business

Organizational Chart – September 30, 2011

I.	OWNERSHIP OF POWER CORPORATION OF CANADA

The following sets out the ownership, based on votes attached to the outstanding voting shares, of Power Corporation of Canada:

Paul G. Desmarais

99.999% - Pansolo Holding Inc.

100% - 3876357 Canada Inc.

100% - 3439496 Canada Inc.

100% - Capucines Investments Corporation

  32% - Nordex Inc. (68% also owned directly by Paul G. Desmarais)

94.9% - Gelco Enterprises Ltd. (5.1% also owned directly by Paul G. Desmarais)

53.62% - Power Corporation of Canada

The total voting rights of Power Corporation of Canada (PCC) controlled directly and indirectly by Mr. Paul G. Desmarais is as follows. There are issued and outstanding as of September 30, 2011 411,042,894 Subordinate Voting Shares (SVS) of PCC carrying one vote per share and 48,854,772 Participating Preferred Shares (PPS) carrying 10 votes per share; hence the total voting rights are 899,590,614.

Pansolo Holding Inc. owns directly 15,216,033 SVS and 367,692 PPS, entitling Pansolo Holding Inc. directly to an aggregate percentage of voting rights of 18,892,953 or 2.1 % of the total voting rights attached to the shares of PCC. Pansolo Holding Inc. wholly owns 3876357 Canada Inc., 3439496 Canada Inc. and Capucines Investments Corporation which respectively own 40,686,080 SVS, 3,236,279 SVS, 3,125,000 SVS of PCC, representing respectively 4.52%, 0.36%, 0.35 % of the aggregate voting rights of PCC.

Gelco Entreprises Ltd owns directly 48,235,700 PPS, representing 53.62% of the aggregate voting rights of PCC (PPS (10 votes) and SVS (1 vote)). Hence, the total voting rights of PCC under the direct and indirect control of Mr. Paul G. Desmarais is approximately 60.95%; note that this is not the equity percentage.

Mr. Paul G. Desmarais also owns personally 1,561,750 SVS of PCC.

II.	OWNERSHIP BY POWER CORPORATION OF CANADA

Power Corporation of Canada has a 10% or greater voting interest in the following entities:

A.	Great-West Life & Annuity Insurance Company Group of Companies (U.S. insurance)

Power Corporation of Canada

100.0% - 171263 Canada Inc.

66.06% - Power Financial Corporation

68.26% - Great-West Lifeco Inc.

100.0% - Great-West Financial (Canada) Inc.

100.0% - Great-West Financial (Nova Scotia) Co.

100.0% - Great-West Lifeco U.S. Inc.

100.0% - GWL&A Financial Inc.

  60.0% - Great-West Life & Annuity Insurance Capital (Nova Scotia) Co.

  60.0% - Great-West Life & Annuity Insurance Capital (Nova Scotia) Co. II

  60.0% - Great-West Life & Annuity Insurance Capital, LLC

  60.0% - Great-West Life & Annuity Insurance Capital, LLC II

100.0% - Great-West Life & Annuity Insurance Company (Fed ID # 84-0467907 - NAIC #

68322, CO)

100.0% - First Great-West Life & Annuity Insurance Company (Fed ID #

13-2690792 - NAIC # 79359, NY)

100.0% - Advised Assets Group, LLC

100.0% - GWFS Equities, Inc.

100.0% - Great-West Life & Annuity Insurance Company of South Carolina

100.0% - Emjay Corporation

100.0% - FASCore, LLC

50.0% - Westkin Properties Ltd.

61.26% - Maxim Series Fund, Inc.

100.0% - GW Capital Management, LLC

100.0% - Orchard Trust Company, LLC

100.0% - Lottery Receivable Company One LLC

100.0% - LR Company II, L.L.C.

100.0% - Singer Collateral Trust IV

100.0% - Singer Collateral Trust V

B.	Putnam Investments Group of Companies (Mutual Funds)

Power Corporation of Canada

100.0% - 171263 Canada Inc.

66.06% - Power Financial Corporation

68.26% - Great-West Lifeco Inc.

100.0% - Great-West Financial (Canada) Inc.

100.0% - Great-West Financial (Nova Scotia) Co.

100% - Great-West Lifeco U.S. Inc.

100% - Putnam Investments, LLC

100.0% - Putnam Acquisition Financing Inc.

100.0% - Putnam Acquisition Financing LLC

100.0% - Putnam U.S. Holdings, LLC

100.0% - The Putnam Advisory Company, LLC

100.0% - Putnam Investment Management, LLC

100.0% - Putnam Fiduciary Trust Company (NH)

100.0% - Putnam Investor Services, Inc.

100.0% - Putnam U.S. Holdings I, LLC

100.0% - Putnam Retail Management GP, Inc.

99.0% - Putnam Retail Management Limited Partnership (1% owned by Putnam Retail

Management GP, Inc.)

80.0% - PanAgora Asset Management, Inc.

100.0% -Putnam GP Inc.

100.0% - PII Holdings, Inc.

99.0% - TH Lee Putnam Equity Managers LP (1% owned by Putnam GP Inc.)

100.0% - Putnam Investment Holdings, LLC

100.0% - Savings Investments, LLC

100.0% - Putnam Aviation Holdings, LLC

100.0% - Putnam Capital, LLC

80.0% - TH Lee Putnam Capital Management, LLC

100.0% - Putnam International Holdings LLC

100.0% - Putnam Investments Inc. (Canada)

100.0% - Putnam Investments (Ireland) Limited

100.0% - Putnam Investments Australia Pty Limited

100.0% - Putnam Investments Securities Co., Ltd. (Japan)

100.0% - Putnam International Distributors, Ltd. (Cayman)

100.0% - Putnam Investments Argentina S.A.

100.0% - Putnam Investments Limited (U.K.)

C.	The Great-West Life Assurance Company Group of Companies (Canadian insurance)

Power Corporation of Canada

100.0% - 171263 Canada Inc.

66.06% - Power Financial Corporation

68.26% - Great-West Lifeco Inc.

100.0% - 2142540 Ontario Inc.

100.0% - Great-West Lifeco Finance (Delaware) LP

100.0% - Great-West Lifeco Finance (Delaware) LLC

100.0% - 2023308 Ontario Inc.

100.0% - Great-West Life & Annuity Insurance Capital, LP

40.0% - Great-West Life & Annuity Insurance Capital (Nova Scotia) Co.

40.0% - Great-West Life & Annuity Insurance Capital, LLC

100.0% - Great-West Life & Annuity Insurance Capital, LP II

40.0% - Great-West Life & Annuity Insurance Capital (Nova Scotia) Co. II

40.0% - Great-West Life & Annuity Insurance Capital, LLC II

100.0% - 2171866 Ontario Inc

100.0% - Great-West Lifeco Finance (Delaware) LP II

100.0% - Great-West Lifeco Finance (Delaware) LLC II

100.0% - 2023310 Ontario Inc.

100.0% - 2023311 Ontario Inc.

100.0% - 6109756 Canada Inc.

100.0% - 6922023 Canada Inc.

100.0% - The Great-West Life Assurance Company (NAIC #80705, MI)

71.4% - GWL THL Private Equity I Inc. (28.6% owned by The Canada Life Assurance Company)

100.0% - GWL THL Private Equity II Inc.

100.0% - Great-West Investors Holdco Inc.

100.0% - Great-West Investors LLC

100.0% - Great-West Investors LP Inc.

100.0% - Great-West Investors GP Inc.

100.0% - Great-West Investors LP

100.0% - T.H. Lee Interests

100.0% - GWL Realty Advisors Inc.

100.0% - GWL Realty Advisors U.S., Inc.

100.0% - RA Real Estate Inc.

0.1% RMA Real Estate LP

100.0% - Vertica Resident Services Inc.

100.0% - 2278372 Ontario Inc. (0.0001% interest in NF Real Estate Limited Partnership)

100.0% - GLC Asset Management Group Ltd.

100.0% - 801611 Ontario Limited

100.0% - 118050 Canada Inc.

100.0% - 1213763 Ontario Inc.

99.9% - Riverside II Limited Partnership

  70.0% - Kings Cross Shopping Centre Ltd.

100.0% - 681348 Alberta Ltd.

100.0% - The Owner: Condominium Plan No 8510578

  50.0% - 3352200 Canada Inc.

100.0% - 1420731 Ontario Limited

100.0% - 1455250 Ontario Limited

100.0% - CGWLL Inc.

  65.0% - The Walmer Road Limited Partnership

  50.0% - Laurier House Apartments Limited

100.0% - 2024071 Ontario Limited

100.0% - 431687 Ontario Limited

    0.1% - Riverside II Limited Partnership

100.0% - High Park Bayview Inc.

  75.0% - High Park Bayview Limited Partnership

    5.6% - MAM Holdings Inc. (94.4% owned by The Canada Life Insurance Company of Canada)

100.0% - 647679 B.C. Ltd.

100.0% - Red Mile Acquisitions Inc.

  70.0% - TGS North American Real Estate Investment Trust

100.0% - TGS Trust

  70.0% - RMA Investment Company (Formerly TGS Investment Company)

100.0% - RMA Property Management Ltd. (Formerly TGS REIT Property Management Ltd.)

100.0% - RMA Property Management 2004 Ltd. (Formerly TGS REIT Property Management

2004 Ltd.)

100.0% - RMA Realty Holdings Corporation Ltd. (Formerly TGS Realty Holdings Corporation Ltd.)

100.0% - RMA (U.S.) Realty LLC (Delaware) [(special shares held by each of 1218023

Alberta Ltd. (50%) and 1214931 Alberta Ltd. (50%)]

100.0% - RMA American Realty Corp.

1% - RMA American Realty Limited Partnership [(99% owned by RMA

(U.S.) Realty LLC (Delaware)]

99.0% - RMA American Realty Limited Partnership (1% owned by RMA

American Realty Corp.)

100.0% - 1218023 Alberta Ltd.

50% - special shares in RMA (U.S.) Realty LLC (Delaware)

100.0% - 1214931 Alberta Ltd.

50% - special shares in RMA (U.S.) Realty LLC (Delaware)

  70.0% - RMA Real Estate LP

100.0% - RMA Properties Ltd. (Formerly TGS REIT Properties Ltd.)

100.0% - S-8025 Holdings Ltd.

100.0% - RMA Properties (Riverside) Ltd. (Formerly TGS REIT Properties (Riverside) Ltd.

  70.0% - KS Village (Millstream) Inc.

  70.0% - 0726861 B.C. Ltd.

  70.0% - Trop Beau Developments Limited

  70.0% - Kelowna Central Park Properties Ltd.

  70.0% - Kelowna Central Park Phase II Properties Ltd.

  40.0% - PVS Preferred Vision Services

100.0% - London Insurance Group Inc.

100.0% - Trivest Insurance Network Limited

100.0% - London Life Insurance Company (Fed ID # 52-1548741 – NAIC # 83550, MI)

100.00% - 1542775 Alberta Ltd.

100.0% - 0813212 B.C. Ltd.

  30.0% - Kings Cross Shopping Centre Ltd.

  30.0% - 0726861 B.C. Ltd.

  30.0% - TGS North American Real Estate Investment Trust

100.0% - TGS Trust

  30.0% - RMA Investment Company (Formerly TGS Investment Company)

100.0% - RMA Property Management Ltd. (Formerly TGS REIT Property

Management Ltd.)

100.0% - RMAProperty Management 2004 Ltd. (Formerly TGS REIT Property

Management 2004 Ltd.)

100.0% - RMA Realty Holdings Corporation Ltd. (Formerly TGS Realty

Holdings Corporation Ltd.)

100.0% - RMA (U.S.) Realty LLC (Delaware) [(special shares held by each of

1218023 Alberta Ltd. (50%) and 1214931 Alberta Ltd. 50%)]

100.0% - RMA American Realty Corp.

1% - RMA American Realty Limited Partnership [(99%

owned by RMA (U.S.) Realty LLC (Delaware)]

99.0% - RMA American Realty Limited Partnership (1% owned

by RMA American Realty Corp.)

100.0% - 1218023 Alberta Ltd.

50% - special shares in RMA (U.S.) Realty LLC (Delaware)

100.0% - 1214931 Alberta Ltd.

50% - special shares in RMA (U.S.) Realty LLC (Delaware)

  30.0% - RMA Real Estate LP

100.0% - RMA Properties Ltd. (Formerly TGS REIT Properties Ltd.)

100.0% - S-8025 Holdings Ltd.

100.0% - RMA Properties (Riverside) Ltd. (Formerly TGS REIT Properties

(Riverside) Ltd.

100.0% - 1319399 Ontario Inc.

100.0% - 3853071 Canada Limited

  50.0% - Laurier House Apartments Limited

  30.0% - Kelowna Central Park Properties Ltd.

  30.0% - Kelowna Central Park Phase II Properties Ltd.

  30.0% - Trop Beau Developments Limited

100.0% - 4298098 Canada Inc.

100.0% - GWLC Holdings Inc.

100% - GLC Reinsurance Corporation

100.0% - 389288 B.C. Ltd.

100.0% - Quadrus Investment Services Ltd.

  35.0% - The Walmer Road Limited Partnership

100.0% - 177545 Canada Limited

100.0% - Lonlife Financial Services Limited

  88.0% - Neighborhood Dental Services Ltd.

100.0% - Quadrus Distribution Services Ltd.

100.0% - Toronto College Park Ltd.

  25.0% - High Park Bayview Limited Partnership

  30.0% - KS Village (Millstream) Inc.

100.0% - London Life Financial Corporation

89.4% - London Reinsurance Group, Inc. (10.6% owned by London Life

Insurance Company)

100.0% - London Life & General Reinsurance Co. Ltd. (1 share held by

London Life & Casualty Reinsurance Corporation and 20,099,999 shares held by London Reinsurance Group Inc.)

100.0% - London Life & Casualty Reinsurance Corporation

100.0% - Trabaja Reinsurance Company Ltd.

100.0% - London Life and Casualty (Barbados) Corporation

100.0% - LRG (US), Inc.

100.0% - London Life International Reinsurance Corporation

100.0% - London Life Reinsurance Company (Fed ID #

23-2044256 – NAIC # 76694, PA)

100.0% - Canada Life Financial Corporation

100.0% - The Canada Life Assurance Company (Fed ID # 38-0397420, NAIC # 80659, MI)

100.0% - Canada Life Brasil LTDA

100.0% - Canada Life Capital Corporation, Inc.

100.0% - Canada Life International Holdings, Limited

100.0% - Canada Life International Services Limited

100.0% - Canada Life International, Limited

100.0% - CLI Institutional Limited

100.0% - Canada Life Irish Holding Company, Limited

100.0% - Lifescape Limited

100.0% - Setanta Asset Management Limited

100.0% - Canada Life Group Services Limited

100.0% - Canada Life Europe Investment Limited

78.67% - Canada Life Assurance Europe Limited

100.0% - Canada Life Europe Management Services,

Limited

21.33% - Canada Life Assurance Europe Limited

100.0% - Canada Life Assurance (Ireland), Limited

100.0% - F.S.D. Investments, Limited

100.0% - Canada Life International Re, Limited

100.0% - Canada Life Reinsurance International, Ltd.

100.0% - Canada Life Reinsurance, Ltd.

100.0% - The Canada Life Group (U.K.), Limited

100.0% - Canada Life Pension Managers & Trustees, Limited

100.0% - Canada Life Asset Management Limited

100.0% - Canada Life European Real Estate Limited

100% - Hotel Operations (Walsall) Limited

100.0% - Canada Life Trustee Services (U.K.), Limited

100.0% - CLFIS (U.K.), Limited

100.0% - Canada Life, Limited

100.0% - Canada Life (U.K.), Limited

100.0% - Albany Life Assurance Company,

Limited

100.0% - Canada Life Management (U.K.),

Limited

100.0% - Canada Life Services (U.K.),

Limited

100.0% - Canada Life Fund Managers (U.K.),

Limited

100.0% - Canada Life Group Services (U.K.),

Limited

100.0% - Canada Life Holdings

(U.K.), Limited

100.0% - Canada Life Irish Operations,

Limited

100.0% - Canada Life Ireland

Holdings, Limited.

100.0% - 4073649 Canada, Inc. (1 common share owned by 587443

Ontario, Inc.)

100.0% - Canada Life Finance (U.K.), Limited

100.0% - CLH International Capital Management Hungary,

Limited Liability Company

100.0% - The Canada Life Insurance Company of Canada

94.4% - MAM Holdings Inc. (5.6% owned by GWL)

100.0% - Mountain Asset Management LLC

100.0% - CL Capital Management (Canada), Inc.

100.0% - GRS Securities, Inc.

100.0% - 587443 Ontario, Inc.

100.0% - Canada Life Mortgage Services, Ltd.

100.0% - Adason Properties, Limited

100.0% - Adason Realty, Ltd.

100.0% - Crown Life Insurance Company

D.	IGM Financial Inc. Group of Companies (Canadian mutual funds)

Power Corporation of Canada

100.0% - 171263 Canada Inc.

66.06% - Power Financial Corporation

57.46% - IGM Financial Inc.

100.0% - Investors Group Inc.

100.0% - Investors Group Financial Services Inc.

100.0% - I.G. International Management Limited

100.0% - I.G. Investment Management (Hong Kong) Limited

100.0% - Investors Group Trust Co. Ltd.

100.0% - 391102 B.C. Ltd.

100.0% - I.G. Insurance Services Inc.

100.0% - Investors Syndicate Limited

100.0% - Investors Group Securities Inc.

100.0% - I.G. Investment Management, Ltd.

100% - Investors Group Corporate Class Inc.

100.0% - Investors Syndicate Property Corp.

19.63% - I.G. (Rockies) Corp.

100.0% - I.G. Investment Corp.

80.37% - I.G. (Rockies) Corp. (19.63% owned by I.G. Investment Management, Ltd.)

100.0% - Mackenzie Inc.

100.0% - Mackenzie Financial Corporation

100.0% - Mackenzie Financial Charitable Foundation

25.0% - Strategic Charitable Giving Foundation

100.0% - M.R.S. Inc.

100.0% - M.R.S. Correspondent Corporation

100.0% - M.R.S. Securities Services Inc.

100.0% - Execuhold Investment Limited

100.0% - Winfund Software Corp.

100.0% - M.R.S. Trust Company

100.0% - Anacle I Corporation

100.0% - Mackenzie M.E.F. Management Inc.

100.0% - Canterbury Common Inc.

100.0% - Mackenzie Cundill Investment Management (Bermuda) Ltd.

100.0% - Mackenzie Financial Capital Corporation

100.0% - Multi-Class Investment Corp.

100.0% - MSP 2009 GP Inc.

100.0% - MSP 2010 GP Inc.

100.0% - MMLP GP Inc.

93.90% - Investment Planning Counsel Inc.

100.0% - IPC Investment Corporation

100.0% - 9132-2115 Quebec Inc.

100.0% - IPC Save Inc.

100.0% - IPC Estate Services Inc.

100.0% - IPC Securities Corporation

  89.96% - IPC Portfolio Services Inc. (and 10.04% owned by advisors of IPC Portfolio Services Inc.)

100.0% - Counsel Portfolio Services Inc.

E.	Pargesa Holding SA Group of Companies (European investments)

Power Corporation of Canada

100.0% - 171263 Canada Inc.

66.06% - Power Financial Corporation

100.0% - Power Financial Europe B.V.

50.0% - Parjointco N.V.

56.5% - Pargesa Holding SA

100.0% - Pargesa Netherlands B.V.

25.6% - Imerys

50.0% - Groupe Bruxelles Lambert

Capital

    6.9% - Suez Environment Company (1)

  21.1% - Lafarge (1)

    9.9% - Pernod Ricard (1)

    0.5% - Iberdrola (1)

    5.0% - Arkema (1)

 100.0% - Belgian Securities B.V.

Capital

30.7% - Imerys (1)

100.0% - Brussels Securities

Capital

100.0% - Sagerpar

3.8% - Groupe Bruxelles Lambert

100.0% - GBL Overseas Finance N.V.

100.0% - GBL Treasury Center

Capital

100.0% - GBL Energy S.á.r.l.

Capital

4.0% - Total (1)

100.0% - GBL Verwaltung GmbH

100.0% - Immobilière Rue de Namur S.á.r.l.

100.0% - GBL Verwaltung S.à.r.l.

Capital

100.0% - GBL Investments Limited

100.0% - GBL R

  5.2% - GDF SUEZ (1)

43.0% - ECP 1

42.4% - ECP 2

100.0% - ECP3

100.0% - Pargesa Compagnie S.A.

100.0% - Pargesa Netherlands B.V.

100.0% - SFPG

(1) Based on Company’s published capital as of February 25, 2011

F.	Square Victoria Communications Group Inc. Group of Companies (Canadian communications)

Power Corporation of Canada

100.0% - Square Victoria Communications Group Inc.

100.0% - Gesca Ltée

100.0% - La Presse, ltée

100.0% - Gesca Ventes Média Ltée

100.0% - Gesca Numérique Ltée

100.0% - 3855082 Canada Inc.

100.0% - Cyberpresse inc.

100.0% - 6645119 Canada Inc.

100.0% - Les Éditions La Presse II Inc.

100.0% - 3819787 Canada Inc.

100.0% - 3834310 Canada Inc.

20.0% - 3859282 Canada Inc.

100.0% - Square Victoria Digital Properties inc.

100.0% - 4400046 Canada Inc.

68.96% - 9059-2114 Québec Inc.

97.76% - DuProprio Inc.

100% - VR Estates Inc.

100% - 0757075 B.C. Ltd.

0.1% - Lower Mainland Comfree LP

99.9% - Lower Mainland Comfree LP

100% - Comfree Commission Free Realty Inc.

100.0% - Les Productions La Presse Télé Ltée

100.0% - La Presse Télé Ltée

100.0% - La Presse Télé II Ltée

100.0% - La Presse Télé III Ltée

100.0% - Les Éditions Gesca Ltée

100.0% - Groupe Espaces Inc.

100.0% - Les Éditions La Presse Ltée

100.0% - (W.illi.am) 6657443 Canada Inc.

100.0% - 7787146 Canada Inc. (lerenard.ca)

  3.81% - Acquisio Inc.

  50.0% - Workopolis Canada

  25.0% - Olive Média

100.0% - Attitude Digitale Inc.

100.0% - Square Victoria C.P. Holding Inc.

33.3% - Canadian Press Enterprises Inc.

100.0% - Broadcast News Limited

100.0% - Press News Limited

100.0% - Pagemasters North America Inc.

100.0% - 7575343 Canada Inc.

G.	Power Corporation (International) Limited Group of Companies (Asian investments)

Power Corporation of Canada

100.0% - Power Corporation (International) Limited

99.9% - Power Pacific Corporation Limited

25.0% - Barrick Power Gold Corporation of China Limited

100.0% - Power Pacific Mauritius Limited

7.6% - Vimicro

0.1% - Power Pacific Equities Limited

99.9% - Power Pacific Equities Limited

    4.3% - CITIC Pacific Limited

    5.8% - Yaolan Limited

100.0% - Power Communications Inc.

0.1% - Power Pacific Corporation Limited

H.	Other PCC Companies

Power Corporation of Canada

100.0% - 152245 Canada Inc.

100.0% - Power Tek, LLC

100% - 3540529 Canada Inc.

100.0% - Gelprim Inc.

100.0% - 3121011 Canada Inc.

100.0% - 171263 Canada Inc.

100.0% - Victoria Square Ventures Inc.

14.4% - Bellus Health Inc.

100.0% - Power Communications Inc.

100.0% - Brazeau River Resources Investments Inc.

100.0% - Communications BP S.A.R.L

100.0% - PCC Industrial (1993) Corporation

100.0% - Power Corporation International

100.0% - 3249531 Canada Inc.

100% - Sagard Capital Partners GP, Inc.

100.0% - Sagard Capital Partners, L.P.

100.0% - Power Corporation of Canada Inc.

100.0% - Square Victoria Real Estate Inc.

100.0% - PL S.A.

100.0% - 4190297 Canada Inc.

100% Sagard Capital Partners Management Corp.

  100.0% - Sagard S.A.S.

100.0% - Marquette Communications (1997) Corporation

    3.62% - Mitel Networks Corporation

100.0% - 4507037 Canada Inc.

100.0% - 4524781 Canada Inc.

100.0% - 4524799 Canada Inc.

100.0% - 4524802 Canada Inc.

I.	Other PFC Companies

Power Financial Corporation

100.0% - 4400003 Canada Inc.

100.0% - 3411893 Canada Inc.

100.0% - 3439453 Canada Inc.

100.0% - 4400020 Canada Inc.

100.0% - 4507045 Canada Inc.

100.0% - 4507088 Canada Inc.

100.0% - Power Financial Capital Corporation

100.0% - 7973594 Canada Inc.

100.0% - 7973683 Canada Inc.

100.0% - 7974019 Canada Inc.

Item 27.	Number of Contract Owners

As of the date this Registration Statement was filed, there are no owners of Contracts offered by means of the prospectus contained herein. The Depositor, through the Registrant, issues other contracts by means of other prospectuses, which contracts are no longer available for sale.

Item 28.	Indemnification

Provisions exist under the laws of the State of New York and the Bylaws of First Great-West whereby First Great-West may indemnify a director, officer, or controlling person of First Great-West against liabilities arising under the Securities Act of 1933. The following excerpts contain the substance of these provisions:

New York Corporate Code

Section 721. Nonexclusivity of statutory provisions for indemnification of directors and officers.

The indemnification and advancement of expenses granted pursuant to, or provided by, this article shall not be deemed exclusive of any other rights to which a director or officer seeking indemnification or advancement of expenses may be entitled, whether contained in the certificate of incorporation or the by-laws or, when authorized by such certificate of incorporation or by-laws, (i) a resolution of shareholders, (ii) a resolution of directors, or (iii) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled. Nothing contained in this article shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

Section 722. Authorization for indemnification of directors and officers.

(a) A corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

(b) The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation or that he had reasonable cause to believe that his conduct was unlawful.

(c) A corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys’ fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation, except that no indemnification under this paragraph shall be made in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

(d) For the purpose of this section, a corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered fines; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person’s duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

Section 723. Payment of indemnification other than by court award.

(a) A person who has been successful, on the merits or otherwise, in the defense of a civil or criminal action or proceeding of the character described in section 722 shall be entitled to indemnification as authorized in such section.

(b) Except as provided in paragraph (a), any indemnification under section 722 or otherwise permitted by section 721, unless ordered by a court under section 724 (Indemnification of directors and officers by a court), shall be made by the corporation, only if authorized in the specific case:

(1) By the board acting by a quorum consisting of directors who are not parties to such action or proceeding upon a finding that the director or officer has met the standard of conduct set forth in section 722 or established pursuant to section 721, as the case may be, or,

(2) If a quorum under subparagraph (1) is not obtainable or, even if obtainable, a quorum of disinterested directors so directs; (A) By the board upon the opinion in writing of independent legal counsel that indemnification is proper in the circumstances because the applicable standard of conduct set forth in such sections has been met by such director or officer, or (B) By the shareholders upon a finding that the director or officer has met the applicable standard of conduct set forth in such sections.

(c) Expenses incurred in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount as, and to the extent, required by paragraph (a) of section 725.

Section 724. Indemnification of directors and officers by a court.

(a) Notwithstanding the failure of a corporation to provide indemnification, and despite any contrary resolution of the board or of the shareholders in the specific case under section 723 (Payment of indemnification other than by court award), indemnification shall be awarded by a court to the extent authorized under section 722 (Authorization for indemnification of directors and officers), and paragraph (a) of section 723. Application therefore may be made, in every case, either:

(1) In the civil action or proceeding in which the expenses were incurred or other amounts were paid, or

(2) To the supreme court in a separate proceeding, in which case the application shall set forth the disposition of any previous application made to any court for the same or similar relief and also reasonable cause for the failure to make application for such relief in the action or proceeding in which the expenses were incurred or other amounts were paid.

(b) The application shall be made in such manner and form as may be required by the applicable rules of court or, in the absence thereof, by direction of a court to which it is made. Such application shall be upon notice to the corporation. The court may also direct that notice be given at the expense of the corporation to the shareholders and such other persons as it may designate in such manner as it may require.

(c) Where indemnification is sought by judicial action, the court may allow a person such reasonable expenses, including attorneys’ fees, during the pendency of the litigation as are necessary in connection with his defense therein, if the court shall find that the defendant has by his pleadings or during the course of the litigation raised genuine issues of fact or law.

Section 725. Other provisions affecting indemnification of directors and officers.

(a) All expenses incurred in defending a civil or criminal action or proceeding which are advanced by the corporation under paragraph (c) of section 723 (Payment of indemnification other than by court award) or allowed by a court under paragraph (c) of section 724 (Indemnification of directors and officers by a court) shall be repaid in case the person receiving such advancement or allowance is ultimately found, under the procedure set forth in this article, not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced by the corporation or allowed by the court exceed the indemnification to which he is entitled.

(b) No indemnification, advancement or allowance shall be made under this article in any circumstance where it appears:

(1) That the indemnification would be inconsistent with the law of the jurisdiction of incorporation of a foreign corporation which prohibits or otherwise limits such indemnification;

(2) That the indemnification would be inconsistent with a provision of the certificate of incorporation, a by-law, a resolution of the board or of the shareholders, an agreement or other proper corporate action, in effect at the time of the accrual of the alleged cause of action asserted in the threatened or pending action or proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(3) If there has been a settlement approved by the court, that the indemnification would be inconsistent with any condition with respect to indemnification expressly imposed by the court in approving the settlement.

(c) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or action by the shareholders, the corporation shall, not later than the next annual meeting of shareholders unless such meeting is held within three months from the date of such payment, and, in any event, within fifteen months from the date of such payment, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

(d) If any action with respect to indemnification of directors and officers is taken by way of amendment of the by-laws, resolution of directors, or by agreement, then the corporation shall, not later than the next annual meeting of shareholders, unless such meeting is held within three months from the date of such action, and, in any event, within fifteen months from the date of such action, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the action taken.

(e) Any notification required to be made pursuant to the foregoing paragraph (c) or (d) of this section by any domestic mutual insurer shall be satisfied by compliance with the corresponding provisions of section one thousand two hundred sixteen of the insurance law.

(f) The provisions of this article relating to indemnification of directors and officers and insurance therefore shall apply to domestic corporations and foreign corporations doing business in this state, except as provided in section 1320 (Exemption from certain provisions).

Section 726. Insurance for indemnification of directors and officers.

(a) Subject to paragraph (b), a corporation shall have power to purchase and maintain insurance:

(1) To indemnify the corporation for any obligation which it incurs as a result of the indemnification of directors and officers under the provisions of this article, and

(2) To indemnify directors and officers in instances in which they may be indemnified by the corporation under the provisions of this article, and

(3) To indemnify directors and officers in instances in which they may not otherwise be indemnified by the corporation under the provisions of this article provided the contract of insurance covering such directors and officers provides, in a manner acceptable to the superintendent of insurance, for a retention amount and for co-insurance.

(b) No insurance under paragraph (a) may provide for any payment, other than cost of defense, to or on behalf of any director or officer:

(1) if a judgment or other final adjudication adverse to the insured director or officer establishes that his acts of active and deliberate dishonesty were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled, or

(2) in relation to any risk the insurance of which is prohibited under the insurance law of this state.

(c) Insurance under any or all subparagraphs of paragraph (a) may be included in a single contract or supplement thereto. Retrospective rated contracts are prohibited.

(d) The corporation shall, within the time and to the persons provided in paragraph (c) of section 725 (Other provisions affecting indemnification of directors or officers), mail a statement in respect of any insurance it has purchased or renewed under this section, specifying the insurance carrier, date of the contract, cost of the insurance, corporate positions insured, and a statement explaining all sums, not previously reported in a statement to shareholders, paid under any indemnification insurance contract.

(e) This section is the public policy of this state to spread the risk of corporate management, notwithstanding any other general or special law of this state or of any other jurisdiction including the federal government.

Bylaws of First Great-West

ARTICLE II, SECTION 11. Indemnification of Directors. The corporation may, by resolution of the Board of Directors, indemnify and save harmless out of the funds of the corporation to the extent permitted by applicable law, any Director, Officer, or employee of the corporation or any member or officer of any Committee, and his or her heirs, executors, and administrators, from and against all claims, liabilities, costs, charges, and expenses whatsoever that any such Director, Officer, employee, or any such member or officer sustains or incurs in or about any action, suit, or proceeding that is brought, commenced, or prosecuted against him or her for or in respect of any act, deed, matter, or thing whatsoever, made, done, or permitted by him or her in or about the execution of the duties of his or her office or employment with the corporation, in or about the execution of his or her duties as a Director or Officer of another company which he or she so serves at the request and on behalf of the corporation, or in or about the execution of his or her duties as a member or officer of any such Committee, and all other claims, liabilities, costs, charges, and expenses that he or she sustains or incurs, in or about or in relation to any such duties or the affairs of the corporation, the affairs of such other company which he or she so serves or the affairs of such Committee, except such claims, liabilities, costs, charges, or expenses as are occasioned by acts or omissions which were in bad faith, involved intentional misconduct, a violation of the New York Insurance Law or a knowing violation of any other law or which resulted in such person personally gaining in fact a financial profit or other advantage to which he or she was not entitled. The corporation may, by resolution of the Board of Directors, indemnify and save harmless out of the funds of the corporation to the extent permitted by applicable law, any Director, Officer, or employee of any subsidiary corporation of the corporation on the same basis and within the same constraints as described in the preceding sentence. No payment of indemnification shall be made unless notice has been filed with the Superintendent of Insurance pursuant to Section 1216 of the New York Insurance Law.

Item 29.	Principal Underwriter

(a) GWFS Equities, Inc. (“GWFS”) is the distributor of securities of the Registrant. In addition to the Registrant, GWFS serves as distributor or principal underwriter for Maxim Series Fund, Inc., an open-end management investment company, Maxim Series Account of GWL&A, FutureFunds Series Account of GWL&A, COLI VUL-2 Series Account of GWL&A, COLI VUL - 4 Series Account of GWL&A, Variable Annuity-2 Series Account of GWL&A (Formerly Varifund Variable Annuity Account of GWL&A), Trillium Variable Annuity Account of GWL&A, Prestige Variable Life Account of GWL&A, Variable Annuity-1 Series Account of First GWL&A Life & Annuity Insurance Company (“First GWL&A”), COLI VUL - 2 Series Account of First GWL&A and COLI VUL - 4 Series Account of First GWL&A.

(b) Directors and Officers of GWFS:

Name	Principal Business Address	Position and Office with Underwriter
C.P. Nelson	8515 East Orchard Road Greenwood Village, CO 80111	Chairman, President and Chief Executive Officer
R.K. Shaw	8515 East Orchard Road Greenwood Village, CO 80111	Director
G.E. Seller	18111 Von Karman Ave., Suite 560 Irvine, CA 92715	Director and Senior Vice President
W.S. Harmon	8515 East Orchard Road Greenwood Village, CO 80111	Director and Vice President
S.A. Bendrick	8515 East Orchard Road Greenwood Village, CO 80111	Director and Vice President
G.R. Derback	8515 East Orchard Road Greenwood Village, CO 80111	Treasurer
C.H. Cumming	8515 East Orchard Road Greenwood Village, CO 80111	Senior Vice President
M.R. Edwards	8515 East Orchard Road Greenwood Village, CO 80111	Senior Vice President
J.G. Gibbs	8515 East Orchard Road Greenwood Village, CO 80111	Vice President and Trading Operations
J.C. Luttges	8515 East Orchard Road Greenwood Village, CO 80111	Vice President
M.C. Maiers	8515 East Orchard Road Greenwood Village, CO 80111	Vice President and Investments Compliance Officer
B.A. Byrne	8515 East Orchard Road Greenwood Village, CO 80111	Secretary and Chief Compliance Officer
T.L. Luiz	8515 East Orchard Road Greenwood Village, CO 80111	Compliance Officer

(c) Commissions and other compensation received by Principal Underwriter during registrant’s last fiscal year:

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Compensation

GWFS	-0-	-0-	-0-	-0-

Item 30.	Location of Accounts and Records

All accounts, books, or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through GWL&A, 8515 E. Orchard Road, Greenwood Village, Colorado 80111.

Item 31.	Management Services

Not Applicable.

Item 32.	Undertakings and Representations

(a)

Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b)

Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c)	Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

(d)

First GWL&A represents the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by First GWL&A.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Greenwood Village, State of Colorado, on this 21st day of December, 2011.

VARIABLE ANNUITY-2 SERIES ACCOUNT
(Registrant)

BY:	/s/ M.T.G. Graye
M.T.G. Graye, President and Chief Executive Officer of
First Great-West Life & Annuity Insurance Company

BY:	FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
(Depositor)

BY:	/s/ M.T.G. Graye
M.T.G. Graye
President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

Chairman of the Board
R.L. McFeetors

/s/ M.T.G. Graye	Director, President, Chief Executive Officer and Chief Financial Officer	December 21, 2011
M.T.G. Graye

/s/ J.Van Harmelen	Senior Vice President and Controller	December 21, 2011
J. Van Harmelen

/s/ M.D. Alazraki	Director	December 21, 2011
M.D. Alazraki *

Signature	Title	Date

/s/ J.L. Bernbach	Director	December 21, 2011
J.L. Bernbach*

/s/ A. Desmarais	Director	December 21, 2011
A. Desmarais*

/s/ P. Desmarais, Jr.	Director	December 21, 2011
P. Desmarais, Jr.*

/s/ S. Katz	Director	December 21, 2011
S. Katz*

/s/ R.J. Orr	Director	December 21, 2011
R. J. Orr*

/s/ H.P. Rousseau	Director	December 21, 2011
H.P. Rousseau*

/s/ T.T. Ryan	Director	December 21, 2011
T.T. Ryan*

/s/ B.E. Walsh	Director	December 21, 2011
B.E. Walsh*

*By:	/s/ R.G. Schultz
R.G. Schultz

*Attorney-in-Fact pursuant to Powers of Attorney